Exhibit 10.1

CONSTRUCTION LOAN AGREEMENT

between

MAGUIRE PROPERTIES-3161 MICHELSON, LLC,

a Delaware limited liability company,

MAGUIRE PROPERTIES-PARK PLACE PS2, LLC,

a Delaware limited liability company, and

MAGUIRE PROPERTIES-PARK PLACE PS5, LLC,

a Delaware limited liability company,

individually and collectively, jointly and severally, as Borrower

The Lenders Party Hereto,

as Lenders

and

EUROHYPO AG, NEW YORK BRANCH,

as Administrative Agent

Date: As of September 29, 2006

TABLE OF CONTENTS

Page

ARTICLE 1	CERTAIN DEFINITIONS	1
Section 1.1	Certain Definitions	1
Section 1.2	Types of Loans	32
ARTICLE 2	LOAN TERMS	33
Section 2.1	The Commitments, Loans and Notes	33
Section 2.2	Conversions or Continuations of Loans	34
Section 2.3	Interest Rate; Late Charge	35
Section 2.4	Terms of Payment	36
Section 2.5	Extension of Maturity Date	38
Section 2.6	Agency Fee	43
Section 2.7	Reserved	43
Section 2.8	Payments; Pro Rata Treatment; Etc	43
Section 2.9	Yield Protection; Etc	47
ARTICLE 3	INSURANCE, CONDEMNATION, AND IMPOUNDS	53
Section 3.1	Insurance	53
Section 3.2	Condemnation Awards	58
Section 3.3	Use and Application of Insurance Proceeds	58
Section 3.4	Disbursement of Proceeds	59
ARTICLE 4	DISBURSEMENTS OF THE LOANS	61
Section 4.1	General Conditions	61
Section 4.2	Procedure for Making Disbursements of Loan Proceeds	63
Section 4.3	Loan Balancing	63
Section 4.4	Budget Contingencies	64
Section 4.5	Budget Line Items	65
Section 4.6	Interest; Fees; and Expenses	65
Section 4.7	Retainage	66
Section 4.8	Stored Materials	67
Section 4.9	Tenant Improvement Work	69
Section 4.10	Tenant Improvement Allowances	71
Section 4.11	Unsatisfactory Work	73
Section 4.12	Direct Loan Advances by the Administrative Agent	73

Section 4.13	No Waiver or Approval by Reason of Loan Advances	74
Section 4.14	Construction Consultant	74
Section 4.15	Authorization to Make Loan Advances to Cure Borrower's Defaults	75
Section 4.16	Administrative Agent's Right to Make Loan Advances in Compliance with the Completion Guaranty	75
Section 4.17	No Third-Party Benefit	75
ARTICLE 5	ENVIRONMENTAL MATTERS	75
Section 5.1	Certain Definitions	75
Section 5.2	Representations and Warranties on Environmental Matters	76
Section 5.3	Covenants on Environmental Matters	77
Section 5.4	Allocation of Risks and Indemnity	78
Section 5.5	No Waiver	78
ARTICLE 6	LEASING MATTERS	79
Section 6.1	Representations and Warranties on Leases	79
Section 6.2	Standard Lease Form; Approval Rights	79
Section 6.3	Covenants	80
Section 6.4	Tenant Estoppels	80
ARTICLE 7	REPRESENTATIONS AND WARRANTIES	81
Section 7.1	Organization and Power	81
Section 7.2	Validity of Loan Documents	81
Section 7.3	Liabilities; Litigation	81
Section 7.4	Taxes and Assessments	81
Section 7.5	Other Agreements; Defaults	81
Section 7.6	Compliance with Law; Government Approvals	82
Section 7.7	Location of Borrower	83
Section 7.8	ERISA	83
Section 7.9	Margin Stock	83
Section 7.10	Tax Filings	83
Section 7.11	Solvency	83
Section 7.12	Full and Accurate Disclosure	83
Section 7.13	Single Purpose Entity	84
Section 7.14	Management Agreement	84
Section 7.15	No Conflicts	84
Section 7.16	Title	84

Section 7.17	Use of Project	85
Section 7.18	Flood Zone	85
Section 7.19	Insurance	85
Section 7.20	Condemnation	85
Section 7.21	Utilities; Access	85
Section 7.22	Boundaries	85
Section 7.23	Separate Lots	85
Section 7.24	Filing and Recording Taxes	86
Section 7.25	Investment Company Act	86
Section 7.26	Foreign Assets Control Regulations, Etc	86
Section 7.27	Organizational Structure	86
Section 7.28	Project Documents; Other Agreements	87
Section 7.29	Budget	87
Section 7.30	Interim Disbursements	87
Section 7.31	Design Professionals' Certificates	87
Section 7.32	Tenant Improvement Work	87
Section 7.33	Tenant Improvement Allowances	87
Section 7.34	Material Agreements	87
ARTICLE 8	FINANCIAL REPORTING	88
Section 8.1	Financial Statements	88
Section 8.2	Accounting Principles	90
Section 8.3	Other Information	90
Section 8.4	Audits	90
Section 8.5	Lenders	90
ARTICLE 9	COVENANTS	90
Section 9.1	Due on Sale and Encumbrance; Transfers of Interests	90
Section 9.2	Taxes; Charges	93
Section 9.3	Control; Management	94
Section 9.4	Operation; Inspection	94
Section 9.5	Taxes on Security	96
Section 9.6	Legal Existence; Name, Etc	96
Section 9.7	Affiliate Transactions	96
Section 9.8	Limitation on Other Debt	97
Section 9.9	Further Assurances	97
Section 9.10	Estoppel Certificates	97
Section 9.11	Notice of Certain Events	97

Section 9.12	Indemnification	97
Section 9.13	Reserved	98
Section 9.14	Maintenance of the Project; Alterations	98
Section 9.15	Hedge Agreements	99
Section 9.16	Reserved	101
Section 9.17	Handicapped Access	101
Section 9.18	Zoning	102
Section 9.19	ERISA	102
Section 9.20	Books and Records; Inspection Rights	102
Section 9.21	Foreign Assets Control Regulations	103
Section 9.22	Performance of Project Documents and Easements	103
Section 9.23	Payment for Labor and Materials	104
Section 9.24	Operating Plan and Budget	104
Section 9.25	Inspection	105
Section 9.26	Project Construction and Completion	106
Section 9.27	Proceedings to Enjoin or Prevent Construction	106
Section 9.28	Agent's, Lenders' and Construction Consultant's Actions for their Own Protection Only	107
Section 9.29	Sign and Publicity	107
Section 9.30	Amendment of Project Documents and Government Approvals; Change Orders	107
Section 9.31	Maintenance of Debt Service Coverage Ratio	109
Section 9.32	Material Agreements	109
Section 9.33	New Century Lease and Gibson Dunn Lease	110
ARTICLE 10	EVENTS OF DEFAULT	110
Section 10.1	Payments	110
Section 10.2	Insurance	110
Section 10.3	Single Purpose Entity	110
Section 10.4	Taxes	110
Section 10.5	Sale, Encumbrance, Etc	110
Section 10.6	Representations and Warranties.	110
Section 10.7	Other Encumbrances	111
Section 10.8	Various Covenants	111
Section 10.9	Hedge Arrangements	111
Section 10.10	DSCR Covenant	111
Section 10.11	Involuntary Bankruptcy or Other Proceeding	111
Section 10.12	Voluntary Petitions, Etc	111

Section 10.13	Indebtedness	112
Section 10.14	Dissolution	112
Section 10.15	Judgments	112
Section 10.16	Security	112
Section 10.17	Guarantor Documents	112
Section 10.18	Reserves	113
Section 10.19	Hedge Agreement	113
Section 10.20	Covenants	113
Section 10.21	Access to Project	113
Section 10.22	Deficiency Deposits	113
Section 10.23	Termination of Contracts	113
Section 10.24	Unsatisfactory Work	114
Section 10.25	Bankruptcy of General Contractor	114
Section 10.26	Construction Work	114
Section 10.27	New Century Lease and Gibson Dunn Lease	114
ARTICLE 11	REMEDIES	114
Section 11.1	Remedies - Insolvency Events	114
Section 11.2	Remedies - Other Events	115
Section 11.3	Administrative Agent's Right to Perform the Obligations	115
Section 11.4	Administrative Agent's Right to Complete Construction	116
Section 11.5	Administrative Agent's Rights under the Completion Guaranty	116
Section 11.6	No Obligation With Respect to Completion of the Improvements	116
ARTICLE 12	MISCELLANEOUS	117
Section 12.1	Notices	117
Section 12.2	Amendments, Waivers, Etc	117
Section 12.3	Limitation on Interest	118
Section 12.4	Invalid Provisions	119
Section 12.5	Reimbursement of Expenses	119
Section 12.6	Approvals; Third Parties; Conditions	120
Section 12.7	Lenders and Administrative Agent Not in Control; No Partnership	120
Section 12.8	Time of the Essence	121
Section 12.9	Successors and Assigns	121
Section 12.10	Renewal, Extension or Rearrangement	121

Section 12.11	Waivers	121
Section 12.12	Cumulative Rights	121
Section 12.13	Singular and Plural	121
Section 12.14	Phrases	121
Section 12.15	Exhibits and Schedules	122
Section 12.16	Titles of Articles, Sections and Subsections	122
Section 12.17	Promotional Material	122
Section 12.18	Survival	122
Section 12.19	Waiver of Jury Trial	122
Section 12.20	Remedies of Borrower	123
Section 12.21	Governing Law	123
Section 12.22	Entire Agreement	124
Section 12.23	Counterparts	124
Section 12.24	Assignments and Participations	124
Section 12.25	Brokers	126
Section 12.26	[Reserved]	127
Section 12.27	Limitation on Liability of the Administrative Agent's and the Lenders' Officers, Employees, etc	127
Section 12.28	Cooperation with Syndication	127
Section 12.29	Severance of Loan	127
ARTICLE 13	RECOURSE LIABILITY	130
Section 13.1	Recourse Liability	130
Section 13.2	No Waiver of Rights Under Bankruptcy Code	131
ARTICLE 14	THE ADMINISTRATIVE AGENT	131
Section 14.1	Appointment, Powers and Immunities	131
Section 14.2	Reliance by Administrative Agent	132
Section 14.3	Defaults	132
Section 14.4	Rights as a Lender	135
Section 14.5	Standard of Care; Indemnification	135
Section 14.6	Non Reliance on Administrative Agent and Other Lenders	136
Section 14.7	Failure to Act	136
Section 14.8	Resignation of Administrative Agent	136
Section 14.9	Consents under Loan Documents	137
Section 14.10	Authorization	137
Section 14.11	Agency Fee	137
Section 14.12	Defaulting Lenders	137

Section 14.13	Liability of the Administrative Agent	139
Section 14.14	Transfer of Agency Function	139
ARTICLE 15	CASH MANAGEMENT AND CONTROLLED ACCOUNTS	139
Section 15.1	Cash Management	139
Section 15.2	Real Estate Tax and Insurance Reserve Fund	140
Section 15.3	Cash Flow Sweep Fund	141
Section 15.4	Capital Improvements Reserve Fund	142
Section 15.5	Reserve Funds and Security Accounts Generally	143
Section 15.6	Release of Reserve Funds	144
Section 15.7	Controlled Accounts	144
ARTICLE 16	CO-BORROWER WAIVERS AND PROVISIONS	147
Section 16.1	Definitions	147
Section 16.2	Rights of The Administrative Agent	147
Section 16.3	Waivers of Defenses	148
Section 16.4	Waivers of Subrogation and Other Rights and Defenses	149
Section 16.5	Revival and Reinstatement	151
Section 16.6	Borrower's Financial Condition	151

CONSTRUCTION LOAN AGREEMENT

This Construction Loan Agreement is entered into as of September 29, 2006 among **MAGUIRE PROPERTIES-3161 MICHELSON, LLC**, a Delaware limited liability company ("**3161**"), **MAGUIRE PROPERTIES-PARK PLACE PS2, LLC**, a Delaware limited liability company ("**PS2**"), and **MAGUIRE PROPERTIES-PARK PLACE PS5, LLC**, a Delaware limited liability company ("**PS5**") (individually and collectively, jointly and severally, "**Borrower**"); each of the lenders that is a signatory hereto identified under the caption "**LENDERS**" on the signature pages hereof and each lender that becomes a "Lender" after the date hereof pursuant to Section 12.24(2) (individually, a "**Lender**" and, collectively, the "**Lenders**"); and **EUROHYPO AG, NEW YORK BRANCH**, as administrative agent for the Lenders (in such capacity, together with its successors in such capacity, the "**Administrative Agent**").

RECITALS

I. Borrower is the fee owner of that certain tract of land located in the County of Orange, State of California and being more fully described in Exhibit A attached hereto (the "**Land**").

II. Borrower proposes to construct the Improvements (as hereinafter defined) on the Land and, in connection therewith has requested and applied to the Lenders for a loan in the amount of $240,000,000 for the purposes of paying certain costs pertaining to the Project (as hereinafter defined) including certain costs with respect to the construction and equipping of the Improvements. The Lenders have agreed to make such loans on and subject to the terms and conditions hereinafter set forth.

III. The aggregate amount of all of the Lenders' Commitments (as hereinafter defined) is $240,000,000.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

Certain Definitions

 Section 1.1 Certain Definitions. As used herein, the following terms have the meanings indicated:

(1) "**Additional Costs**" has the meaning assigned in Section 2.9(1)(a).

(2) "**3161 Michelson Building**" has the meaning assigned in the definition of "Improvements."

(3) "**Additional Interest**" shall have no meaning for purposes of this Agreement and the other Loan Documents. This Agreement and the other Loan Documents shall

be interpreted as if the references to "Additional Interest" in this Agreement and the other Loan Documents did not exist.

(4) "**Adjusted Libor Rate**" means, for any Interest Period for any LIBOR-based Loan, a rate per annum (rounded upwards, if necessary, to the nearest 1/32 of 1%) determined by the Administrative Agent to be equal to the Libor Rate for such Interest Period divided by 1 minus the Reserve Requirement (if any) for such Interest Period.

(5) "**Advance Date**" has the meaning assigned in Section 2.8(6).

(6) "**Advanced Amount**" has the meaning assigned in Section 14.12(2).

(7) "**Affiliate**" means with respect to any Person, another Person that directly or indirectly controls, or is under common control with, or is controlled by, such Person and, if such Person is an individual, any member of the immediate family (including parents, spouse, children and siblings) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any Person who is controlled by any such member or trust. As used in this definition, "**control**" (including, with its correlative meanings, "**controlled by**" and "**under common control with**") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise), provided that, in any event, any Person that owns directly or indirectly securities having ten percent (10%) or more of the voting power for the election of directors or other governing body of a corporation or ten percent (10%) or more of the partnership, membership or other ownership interests of any other Person (other than as a limited partner of such other Person) will be deemed to control such corporation or other Person. Notwithstanding the foregoing, no individual shall be an Affiliate solely by reason of his or her being a director, officer, trustee or employee of Borrower.

(8) "**Agency Fee**" means the agency fee agreed to by Borrower and the Administrative Agent pursuant to the Fee Letter.

(9) "**Agreement**" means this Construction Loan Agreement, as amended from time to time.

(10) "**Annual Budget**" has the meaning assigned in Section 9.24(1).

(11) "**Anti-Terrorism Order**" shall mean Executive Order No. 13224, 66 Fed. Reg. 49,079 (2001), issued by the President of the United States of America (Executive Order Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism).

(12) "**Applicable Law**" means any statute, law (including Environmental Laws), regulation, ordinance, rule, judgment, rule of common law, order, decree, Government Approval, approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any

Governmental Authority, whether now or hereinafter in effect and, in each case, as amended (including any thereof pertaining to land use, zoning and building ordinances and codes).

(13) "**Applicable Lending Office**" means, for each Lender and for each Type of Loan, the "Lending Office" of such Lender (or of an affiliate of such Lender) designated for such Type of Loan on the respective signature pages hereof or such other office of such Lender (or of an affiliate of such Lender) as such Lender may from time to time specify to the Administrative Agent and Borrower as the office by which its Loans of such Type are to be made and maintained.

(14) "**Applicable Margin**" means (a) with respect to Base Rate Loans, one and one-half percent (1.50%) per annum; and (b) for LIBOR-based Loans, two and one-quarter percent (2.25%) per annum.

(15) "**Appraisal**" means an appraisal of the Project prepared by an MAI appraiser satisfactory to the Administrative Agent, which appraisal must also (a) satisfy the requirements of Title XI of the Federal Institution Reform, Recovery and Enforcement Act of 1989 and the regulations promulgated thereunder (including the appraiser with respect thereto) and (b) be otherwise in form and substance satisfactory to the Administrative Agent.

(16) "**Appraised Value**" means that certain appraised value of the Project as determined by the Appraisal.

(17) "**Approved Fund**" shall mean any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

(18) "**Approved Lease**" means (a) each existing lease as of the Closing Date approved by the Administrative Agent as set forth on Schedule 1.1(18) attached hereto and (b) each lease entered into after the Closing Date in accordance with the terms and conditions contained in Section 6.1 as such leases and related documents may be modified or amended pursuant to the terms of this Agreement.

(19) "**Approved Transferee**" means (a) prior to the Completion Date, a Person who (i) is not and has not, within the preceding two (2) years, been adverse to the Administrative Agent or any Lender in any judicial, arbitral or similar proceeding and (ii) is not a Prohibited Person, and (b) after the Completion Date, a Person who (i) is not and has not, within the preceding two (2) years, been adverse to the Administrative Agent or any Lender in any judicial, arbitral or similar proceeding, (ii) is not a Prohibited Person, and (iii) in the event that Sponsor shall no longer own at least fifty-one percent (51%) of the direct or indirect ownership interests in Borrower as a result of a transfer (as defined in Section 9.1(1)), is an Institutional Investor.

(20) "**Arranger**" means Eurohypo AG, New York Branch.

(21) "**Assignment and Acceptance**" means an Assignment and Acceptance, duly executed by the parties thereto, in substantially the form of Exhibit D hereto and consented to by the Administrative Agent in accordance with Section 12.24(2).

(22) "**Authorized Officer**" means with respect to Borrower or Borrower's Managing Member, the Chief Executive Officer, President, Executive Vice President, Senior Vice President, Vice President, Chief Financial Officer or Treasurer of Borrower's Managing Member's General Partner whose names appear on a certificate of incumbency executed by the Secretary of Borrower's Managing Member's General Partner and delivered concurrently with the execution of this Agreement, as such certificate of incumbency may be amended from time to time to identify the names of the individuals then holding such offices and certified by the Secretary of Borrower's Managing Member's General Partner.

(23) "**Bankruptcy Party**" has the meaning assigned in Section 10.8.

(24) "**Base Building Substantial Completion Conditions**" has the meaning assigned in Schedule 4.

(25) "**Base Building Work**" means all of that certain work to be performed by Borrower and/or its contractors constituting construction of the Improvements (including Landlord's Work, but excluding Tenant Improvement Work and Tenant Improvement Allowances) as more particularly described in the Plans and Specifications.

(26) "**Base Rate**" means, for any day, a rate per annum equal to the higher of (a) the Federal Funds Rate for such day plus one-half of one percent (0.5%) or (b) the Prime Rate for such day. Each change in any interest rate provided for herein based upon the Base Rate resulting from a change in the Base Rate shall take effect at the time of such change in the Base Rate.

(27) "**Base Rate Loans**" means Loans that bear interest at rates based upon the Base Rate.

(28) "**Basle Accord**" means the proposals for risk based capital framework described by the Basle Committee on Banking Regulations and Supervisory Practices in its paper entitled "International Convergence of Capital Measurement and Capital Standards" dated July 1988, as amended, modified and supplemented and in effect from time to time or any replacement thereof.

(29) "**Blanket Insurance Premium Financing Arrangement**" has the meaning assigned in Section 3.1(3) hereof.

(30) "**Bond**" means a Performance Bond and Labor and Material Payment Bond in the form approved by the American Institute of Architects and identified as Form AIA No. A-311, and providing first dollar coverage, with the contractor or subcontractor (as the case may be) as principal, with a surety company licensed to do business in the state where the Project is located and acceptable to the Administrative Agent and with Borrower and the Administrative Agent (on behalf of the Lenders) as joint and several obligees. Bonds will be required from any subcontractor (a) with a subcontract for a trade listed on Schedule 1.1(29) attached hereto (unless

the Administrative Agent, in its reasonable discretion, upon advice from the Construction Consultant, agrees to waive such bonding requirement with respect to any subcontractor) or (b) required to be bonded pursuant to any General Contract, prior to the funding of any Loans for the portion of the Construction Work to be performed by such subcontractors.

(31) "**Borrower Party**" means any Guarantor, Borrower's Managing Member, and Borrower's Managing Member's General Partner.

(32) "**Borrower's Architect**" means HKS Architects, Inc., a Texas corporation, or any replacement thereof approved by the Administrative Agent.

(33) "**Borrower's Architect Agreement**" means that certain agreement entitled Agreement for Consulting Services, dated as of June 3, 2005, between Borrower as assignee of Borrower's Managing Member, as "owner", and Borrower's Architect, as "consultant".

(34) "**Borrower's Managing Member**" means Maguire Properties, L.P., a Maryland limited partnership, the sole member of each of 3161, PS2 and PS5.

(35) "**Borrower's Managing Member's General Partner**" means Maguire Properties, Inc., a Maryland corporation, the sole general partner of Borrower's Managing Member.

(36) "**Broker**" has the meaning assigned in Section 12.25.

(37) "**Budget**" means the budget attached as Exhibit B hereto as the same may be modified from time to time in accordance with the provisions of this Agreement.

(38) "**Budget Line Items**" has the meaning assigned in Section 4.5.

(39) "**Business Day**" means (a) any day other than a Saturday, a Sunday, or other day on which commercial banks located in New York City are authorized or required by law to remain closed and (b) in connection with a borrowing of, a payment or prepayment of principal of or interest on, a Conversion of or into, or an Interest Period for, a LIBOR-based Loan or a notice by Borrower with respect to any such borrowing, payment, prepayment or Conversion, the term "Business Day" shall also exclude a day on which banks are not open for dealings in Dollar deposits in the London interbank market.

(40) "**Calculated Debt Service**" means, for any calendar quarter, calculated on an annualized basis, an amount equal to the greater of (a) the constant annual payment of principal plus interest required to fully amortize, over a term of thirty (30) years commencing as of the date of such calculation, a loan in an amount equal to the outstanding principal balance of the Notes at the beginning of such quarter, assuming such amount were to bear interest at a rate equal to a rate determined by Administrative Agent as of the date of such calculation equivalent to the yield on United States Treasury obligations having maturities as close as possible to ten (10) years from the date of such calculation, plus one and one-half percent (1.50%), (b) the actual debt service payments, including interest and any amortization payments, required to be made by Borrower during such calendar quarter, annualized, and (c) the aggregate payments of

annual principal and interest required to fully amortize, over a term of thirty (30) years commencing as of the first day of such calendar quarter, a loan in an amount equal to the outstanding principal balance of the Notes at the beginning of such period, assuming an interest rate of seven and twenty-seven one hundredth percent (7.27%), in each case, as determined by Administrative Agent, which determination shall be conclusive in the absence of manifest error.

(41) "**Capital Improvements Reserve Account**" has the meaning assigned in Section 15.4(1).

(42) "**Capital Improvements Reserve Funds**" has the meaning assigned in Section 15.4(1).

(43) "**Cash Management Account**" has the meaning assigned in the Cash Management Agreement.

(44) "**Cash Management Agreement**" means that certain Cash Management and Security Agreement to be executed, dated and delivered by Borrower, the Administrative Agent (on behalf of the Lenders) and the Depository Bank prior to the commencement of the Second Extension Period, as the same may be modified, amended and/or supplemented and in effect from time to time.

(45) "**Casualty/Taking Account**" has the meaning assigned in the Cash Management Agreement.

(46) "**Change of Control**" means:

(a) in the case of Borrower's Managing Member, the occurrence of any change such that Borrower's Managing Member's General Partner no longer Controls Borrower's Managing Member; and

(b) in the case of Borrower's Managing Member's General Partner, the occurrence of a change in the composition of the governing body of Borrower's Managing Member's General Partner such that a majority of the members of any such governing body (i) were not members of such governing body on the date of this Agreement and (ii) were not (A) nominated for election or elected to such governing body with the affirmative vote of a majority of the members who were either members of such governing body on the date of this Agreement or whose nomination or election was previously so approved or (B) nominated to such governing body with the affirmative vote of a nominating committee, the majority of the members of which were (x) members of such governing body on the date of this Agreement, (y) members whose nomination was previously so approved by such a nominating committee and/or (z) members whose nomination or election was previously approved in accordance with the immediately preceding clause (A).

(47) "**Change Order**" means any modification, amendment and/or supplement to (a) the Plans and Specifications, (b) the Budget, (c) the Construction Schedule, (d) any General Contract, a Major Subcontract or any subcontract, or, (e) with respect to any Tenant Improvement Plans, any modification, amendment and/or supplement thereto which increases

the cost of Tenant Improvement Work above the budgeted cost therefor previously approved by the Administrative Agent.

(48) "**Clearing Account**" has the meaning assigned in the Clearing Account Agreement.

(49) "**Clearing Account Agreement**" means that certain Clearing Account Agreement to be executed, dated and delivered by Borrower, the Administrative Agent (on behalf of the Lenders) and the Depository Bank prior to the commencement of the Second Extension Period, as the same may be modified, amended and/or supplemented and in effect from time to time.

(50) "**Closing Date**" means the date of this Agreement.

(51) "**Collateral Letter of Credit**" means a clean, irrevocable and unconditional standby letter of credit that is (a) issued in favor of the Administrative Agent (on behalf of the Lenders) in the amount of any cash required pursuant to the terms of this Agreement or any other Loan Document it is being substituted for, (b) issued by (i) an issuer reasonably satisfactory to the Administrative Agent and which has a paying office in the City of New York and a senior unsecured debt rating with respect thereto of "A+" or better by S&P or (ii) such other issuer as shall be approved by the Administrative Agent in its sole and absolute discretion, (c) drawable, in whole or in part from time to time, by the Administrative Agent upon the presentment to the issuer of a clean sight draft demanding such payment, (d) an "evergreen" letter of credit that initially has an expiration date of at least one (1) year from the date of deposit and is automatically renewed from year to year or one which does not expire until at least thirty (30) Business Days after the Maturity Date, (e) freely assignable by the Administrative Agent at no cost and expense, and (f) otherwise reasonably satisfactory to the Administrative Agent.

(52) "**Commitment**" means, as to each Lender, the obligation of such Lender upon satisfaction of the conditions set forth in this Agreement, to make a Loan in a principal amount up to but not exceeding the amount set opposite the name of such Lender on Schedule 1 under the caption "Commitment" or, in the case of a Person that becomes a Lender pursuant to an assignment permitted under Section 12.24(2), as specified in the respective instrument of assignment pursuant to which such assignment is effected. The original aggregate principal amount of the Commitments is $240,000,000.

(53) "**Completion Date**" means March 28, 2008, the date which is eighteen (18) months after the Closing Date, as such date may be extended due to Unavoidable Delays, provided, however, that in no event shall the Completion Date extend beyond the date which is twenty-four (24) months after the Closing Date.

(54) "**Completion Guaranty**" means that certain Completion Guaranty executed by the Guarantor to the Administrative Agent (on behalf of the Lenders) on the Closing Date, as the same may be modified, amended and/or supplemented and in effect from time to time.

(55) "**Consent and Agreement**" means each consent and agreement executed by a Design Professional, the General Contractor, any Major Subcontractor, or any of the other

parties thereto, in accordance with the General Assignment and substantially in the same form as attached thereto.

(56) "**Construction Completion**" means the date on which all of the Base Building Substantial Completion Conditions have been satisfied by Borrower, as determined by the Administrative Agent and its Construction Consultant.

(57) "**Construction Consultant**" means Marx Okubo and/or such other consultant as the Administrative Agent may engage on behalf of the Lenders, as reasonably approved by Borrower, to examine the Plans and Specifications, changes in the Plans and Specifications and cost breakdowns and estimates, to make periodic inspections of the work of construction of the Project on behalf of the Lenders, and to advise and render reports to the Administrative Agent and the Lenders concerning the same and to provide such other advice in respect of the Project as the Administrative Agent may from time to time request.

(58) "**Construction Consultant's Construction, Cost and Plan Review**" means a report of the Construction Consultant, dated June 28, 2006 and in form and substance reasonably satisfactory to the Administrative Agent, as to the Budget, the Plans and Specifications, the construction plan, the Construction Schedule, equipment selection, expected performance, operating costs and as to such other matters as the Administrative Agent may reasonably request, including, without limitation, a detailed plan and cost review.

(59) "**Construction Schedule**" means the schedule prepared and certified by Borrower and verified by the Construction Consultant establishing a timetable for commencement and completion of the Construction Work (other than Tenant Improvement Work), showing, on a monthly basis, the anticipated progress of the Construction Work and showing that all of the Construction Work will be completed on or before the Completion Date. To the extent Borrower is performing any Tenant Improvement Work, the Construction Schedule will be amended to include the timetable for the completion of such Tenant Improvement Work, as the same may from time to time hereafter be modified in accordance with the terms of this Agreement.

(60) "**Construction Work**" means all work and materials (including all labor, equipment and fixtures with respect thereto and including demolition, asbestos removal and Tenant Improvement Work) necessary to construct the Improvements, all of which shall be performed and completed in accordance with and as contemplated by the Plans and Specifications (or Tenant Improvement Plans in the case of Tenant Improvement Work) and all Applicable Laws.

(61) "**Consumer Price Index**" means the consumer price index for the Los Angeles-Riverside-Orange County area for all Urban Consumers-All Items, published monthly by the Bureau of Labor Statistics of the United States Department of Labor.

(62) "**Contingency Fund**" has the meaning assigned in Section 4.4.

(63) "**Continue**" "**Continuation**" and "**Continued**" refer to the continuation pursuant to Section 2.2 of (a) a LIBOR-based Loan from one Interest Period to the next Interest Period or (b) a Base Rate Loan at the Base Rate.

(64) "**Controlled Account**" means one or more deposit accounts established by the Administrative Agent (for the benefit of the Lenders) at a Depository Bank that is acceptable to the Administrative Agent, and which is established and maintained in accordance with Article 15 hereof.

(65) "**Controlled Account Agreement**" has the meaning assigned in Section 15.7(1)(a).

(66) "**Controlled Account Collateral**" has the meaning assigned in Section 15.7(3)(a).

(67) "**Convert**" "**Conversion**" and "**Converted**" refer to a conversion pursuant to the terms of this Agreement of one Type of Loans into another Type of Loans, which may be accompanied by the transfer by a Lender (at its sole and absolute discretion) of a Loan from one Applicable Lending Office to another.

(68) "**Date Down Endorsement**" means any date down endorsement to the Title Policy or other evidence of date down of title acceptable to the Administrative Agent in its reasonable discretion covering disbursements of loan proceeds made or to be made subsequent to the date of the title policy.

(69) "**Debt**" means, for any Person, without duplication: (a) all indebtedness of such Person for borrowed money, for amounts drawn under a letter of credit, or for the deferred purchase price of property for which such Person or its assets is liable, (b) all unfunded amounts under a loan agreement, letter of credit, or other credit facility for which such Person would be liable, if such amounts were advanced under the credit facility, (c) all amounts required to be paid by such Person as a guaranteed payment to partners, members (or other equity holders) or a preferred or special dividend, including any mandatory redemption of shares or interests, (d) all indebtedness guaranteed by such Person, directly or indirectly, (e) all obligations under leases that constitute capital leases for which such Person is liable, and (f) all obligations of such Person under interest rate swaps, caps, floors, collars and other interest hedge agreements, in each case whether such Person is liable contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which obligations such Person otherwise assures a creditor against loss.

(70) "**Debt Service Coverage Ratio**" means, for the period of time for which calculation is being made, the ratio of Historical Net Operating Income to Calculated Debt Service. The Debt Service Coverage Ratio shall be as determined by the Administrative Agent based upon the most recent reports required to have been submitted by Borrower under Section 8.1 (or, if no such reports have been so submitted, such other information as Administrative Agent shall determine in its sole and absolute discretion), which determination shall be conclusive in the absence of manifest error.

(71) "**Default Rate**" means a rate per annum equal to five and one-half percent (5.50%) plus the Base Rate as in effect from time to time; provided, however, that in no event shall the Default Rate exceed the maximum rate allowed by Applicable Law.

(72) "**Defaulting Lender**" has the meaning assigned in Section 14.12(1).

(73) "**Deficiency Deposit**" has the meaning assigned in Section 4.3.

(74) "**Delayed Equity Contribution**" means the amount of unreimbursed equity required to be contributed by Borrower with respect to Project Costs for the Improvements following the initial funding of the Loans. That amount shall equal the Total Required Equity Contribution minus the Initial Equity Contribution.

(75) "**Depository Bank**" means at any time any depository bank which is party to a Controlled Account Agreement.

(76) "**Design Professional**" means, collectively, Borrower's Architect, the structural engineer, the mechanical engineer and other design professionals relating to the Construction Work, as approved by the Administrative Agent, and any reference in this Agreement to a certification or other document to be executed by the applicable Design Professional shall mean one or more of such Design Professionals designated by the Administrative Agent as the Design Professionals to execute such certification or document, depending on the areas of expertise covered by such certification or document.

(77) "**Development Agreement**" means that certain Park Place Development Agreement No. 00310468-PDA by and between (i) the City of Irvine and (ii) Crow Winthrop Development Limited Partnership, a Maryland limited partnership, Shops at Park Place LLC, a Delaware limited liability company, 3121 Michelson Drive LLC, a Delaware limited liability company, 3161 Michelson Drive LLC, a Delaware limited liability company, Park Place Parking Company, a Delaware limited liability company, Park Place Hotel Company, a Delaware limited liability company, Park Place Residential Highrise I LLC, a Delaware limited liability company, Park Place Development LLC, a Delaware limited liability company, as Developers, dated as of October 24, 2002, together with that certain Assignment and Assumption of Development Agreement by and between Crow Winthrop Development Limited Partnership, a Maryland limited partnership, as assignor, and Maguire Properties-Park Place SP Development, LLC, a Delaware limited liability company, as assignee, dated as of July 23, 2004, as the same may be modified, amended and/or supplemented and in effect from time to time.

(78) "**Dollars**" and "**$**" means lawful money of the United States of America.

(79) "**Eligibility Requirements**" means, with respect to any Person, that such Person (i) has total assets (in name or under management) in excess of $600,000,000.00 and (except with respect to a pension advisory firm, asset manager or similar fiduciary) capital/statutory surplus or shareholder's equity of $250,000,000.00 and (ii) is regularly engaged in the business of making or owning commercial real estate loans (including mezzanine loans with respect to commercial real estate) or operating commercial properties.

(80) "**Eligible Assignee**" means any of (i) a commercial bank organized under the Laws of the United States, or any State thereof, and having (x) total assets in excess of $1,000,000,000 and (y) a combined capital and surplus of at least $250,000,000; (ii) a commercial bank organized under the laws of any other country which is a member of the Organization of Economic Cooperation and Development ("**OECD**"), or a political subdivision of any such country, and having (x) total assets in excess of $1,000,000,000 and (y) a combined capital and surplus of at least $250,000,000, provided that such bank is acting through a branch

or agency located in the country in which it is organized or another country which is also a member of OECD; (iii) a life insurance company organized under the Laws of any State of the United States, or organized under the Laws of any country and licensed as a life insurer by any State within the United States and having admitted assets of at least $1,000,000,000; (iv) a nationally recognized investment banking company or other financial institution in the business of making loans, or an Affiliate thereof (other than any Person which is directly or indirectly a Borrower Party or directly or indirectly an Affiliate of any Borrower Party) organized under the Laws of any State of the United States, and licensed or qualified to conduct such business under the Laws of any such State and having (1) total assets of at least $1,000,000,000 and (2) a net worth of at least $250,000,000, including, without limitation, Capmark Finance Inc.; (v) an Approved Fund; (vi) or a Related Entity of Eurohypo; or (vii) any other Person reasonably acceptable to Borrower (to the extent Borrower's consent to an assignment is required for an assignment to a Person other than those identified in clauses (i) through (vi) above, pursuant to Section 12.24(2), and provided that all other applicable conditions to such assignment set forth in Section 12.24(2) have been satisfied, including any applicable consent thereto to be delivered by the Administrative Agent).

(81) "**Environmental Claim**" has the meaning assigned in Article 5.

(82) "**Environmental Indemnity**" means that certain Environmental Indemnity Agreement by Borrower and Guarantor in favor of the Administrative Agent and each of the Lenders, to be executed, dated and delivered to the Administrative Agent (on behalf of the Lenders) on the Closing Date, as the same may be modified, amended and/or supplemented and in effect from time to time.

(83) "**Environmental Laws**" has the meaning assigned in Article 5.

(84) "**Environmental Liens**" has the meaning assigned in Article 5.

(85) "**Environmental Losses**" has the meaning assigned in Article 5.

(86) "**Equity Balancing Contribution**" has the meaning assigned in Section 4.3.

(87) "**Eurohypo**" means Eurohypo AG, New York Branch.

(88) "**Eurohypo Counterparty**" means Eurohypo and or any of its Related Entities.

(89) "**Event of Default**" has the meaning assigned in Article 10.

(90) "**Excess Cash**" has the meaning assigned in Section 15.3(1).

(91) "**Excess Cash Reserve Fund**" has the meaning assigned in Section 15.3(1).

(92) "**FAA Approval**" means that certain Determination of No Hazard to Air Navigation issued by the Federal Aviation Administration on March 10, 2006.

(93) "**Federal Funds Rate**" means, for any day, the rate per annum (rounded upwards, if necessary, to the nearest 1/32 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day, provided that (a) if the day for which such rate is to be determined is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the immediately preceding Business Day as so published on the next succeeding Business Day and (b) i if such rate is not so published for any Business Day, the Federal Funds Rate for such Business Day shall be the average of the quotations for such day for such transactions received by Administrative Agent from three Federal funds brokers of recognized standing selected by it (rounded upwards, if necessary, to the nearest 1/32 of 1%).

(94) "**Fee Letter**" means the letter agreement, dated the date hereof, between Borrower and the Administrative Agent with respect to certain fees payable by Borrower in connection with the Loans, as the same may be modified, amended and/or supplemented and in effect from time to time.

(95) "**Financial Covenants**" has the meaning assigned in the Guarantor Documents.

(96) "**Financing Installment**" has the meaning assigned in Section 3.1(3).

(97) "**First Extension Notice**" has the meaning assigned in Section 2.5(1)(a).

(98) "**First Extension Period**" has the meaning assigned in Section 2.5(1).

(99) "**General Assignment**" means, collectively, the Assignment of Contracts, Government Approvals and Other Project Documents, executed by Borrower in favor of the Administrative Agent (on behalf of the Lenders) and the Agreement to Complete Improvements and Assignment of Contracts, Government Approvals and Other Project Documents, executed by certain affiliates of Borrower in favor of the Administrative Agent (on behalf of the Lenders), in each case, as the same may be modified, amended, supplemented or reaffirmed from time to time.

(100) "**General Contract**" means each construction contract for the Improvements to be entered into between Borrower or any of its Affiliates and the General Contractor in accordance, and as approved by the Administrative Agent pursuant to Schedule 4, Part A, as the same may be modified, amended, supplemented or reaffirmed from time to time in accordance with the terms of this Agreement. Each General Contract shall provide for a guaranteed maximum fixed price for the Construction Work for the Improvements consistent with the Budget, and shall provide that the General Contractor Fee shall be disbursed based upon percentage of completion with payments to be complete upon the issuance of all certificates of occupancy, release of all liens by contractors, materialmen and suppliers, and the Loans being In Balance, or as otherwise approved by the Administrative Agent in its reasonable discretion with respect to any portion of the Improvements which is of a type that no certificate of occupancy (or equivalent) is available to be issued by the applicable Governmental Authority (so long as all applicable Governmental Authorities shall have provided such approvals or acceptances with respect to such portion of the Improvements as is customary for similar improvements and the

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Construction Consultant shall have certified to the Administrative Agent that such portion of the Improvements is complete).

(101) "**General Contractor**" means Hathaway Dinwiddie or another general contractor for the Construction Work acceptable to the Administrative Agent.

(102) "**General Contractor Fee**" means the general contractor fees agreed to by Borrower or any of its Affiliates and General Contractor as provided in the applicable General Contract and approved by the Administrative Agent.

(103) "**Gibson Dunn Lease**" means that certain 3161 Michelson Office Lease, dated as of June 21, 2005 by and between 3161 (as Landlord) and Gibson, Dunn & Crutcher, LLP, a California limited liability partnership (as Tenant), as amended by that certain First Amendment to Lease, dated as of August 5, 2005, that certain Second Amendment to Lease, dated as of March 9, 2006, and that certain Third Amendment to Lease dated as of March 1, 2006, as further modified and amended from time to time.

(104) "**Government Approval**" means any action, authorization, consent, approval, license, lease, ruling, permit, tariff, rate, certification, exemption, filing or registration by or with any Governmental Authority, including all licenses, permits, allocations, authorizations, approvals and certificates obtained by or in the name of, or assigned to, Borrower and used in connection with the ownership, construction, operation, use or occupancy of the Project, including building permits, zoning and planning approvals, business licenses, licenses to conduct business, certificates of occupancy and all such other permits, licenses and rights.

(105) "**Governmental Authority**" means any governmental department, commission, board, bureau, agency, regulatory authority, instrumentality, judicial or administrative body, federal, state, local, or foreign having jurisdiction over the matter or matters in question.

(106) "**Guarantor**" means Maguire Properties, L.P., a Maryland limited partnership.

(107) "**Guarantor Documents**" means collectively, the Completion Guaranty, the Non-Recourse Carveouts Guaranty, the Repayment Guaranty, the New Century Guaranty, the Minimum Equity Guaranty, the Master Lease and, insofar as the Guarantor is obligated thereunder, the Environmental Indemnity, as the same may be modified, amended and/or supplemented or reaffirmed.

(108) "**Hard Costs**" means the aggregate costs of all labor, materials, equipment and fixtures necessary for completion of construction of the Improvements, as more particularly set forth in the Budget.

(109) "**Hazardous Materials**" has the meaning assigned in Article 5.

(110) "**Hedge Agreement**" means any interest rate cap agreement between the Hedge Party and one or more financial institutions under which Borrower shall have no obligations other than the payment of a one-time, up-front premium at the time such agreement is

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entered into, as the same may be modified, amended and/or supplemented and in effect from time to time in accordance with Section 9.15.

(111) "**Hedge Agreement Pledge**" means that certain Assignment, Pledge and Security Agreement, to be executed, dated and delivered by Borrower to the Administrative Agent (on behalf of the Lenders) in accordance with Section 9.15 and at any other time Borrower elects or is required to enter into an Hedge Agreement, covering Borrower's right, title and interest in and to any such Hedge Agreement, as the same may be modified, amended and/or supplemented and in effect from time to time.

(112) "**Hedge Party**" means Borrower.

(113) "**Historical Net Operating Income**" means, for any period, (a) the sum of (i) rental revenue from Leases under which the tenants are in Occupancy and who have commenced and are proceeding with the build-out of their respective tenant improvements and from tenants under signed Leases who will be in Occupancy within three (3) months or less from the date of determination provided those tenants take occupancy within three months (or less), (ii) rental revenue from Leases with tenants that do not meet the requirements of clause (i) above; provided that either (A) each such tenant (or its parent entity, if such parent entity has guaranteed the obligations of such tenant under its lease) has a rating (or a "shadow rating") of at least "BBB minus" from S&P (or an equivalent rating from Moody's Investor Services) with no negative watch in effect during such period; (B) the obligations of such tenant under its lease are supported by a cash deposit or letter of credit, in each case in an amount equal to at least one year's worth of the rent payable by such tenant under its lease, from a commercial bank having a rating (or a "shadow rating") of at least "BBB minus" from S&P (or an equivalent rating from Moody's Investor Services) with no negative watch in effect during such period and otherwise found reasonably acceptable by the Administrative Agent; or (C) the Administrative Agent has reviewed and approved, in its sole discretion, the financial condition of each such tenant, (iii) any income from the Master Lease, and (iv) any contractual rent increases scheduled to occur in the next six (6) months following the date of determination (with any applicable percentage rental revenue being based upon the most recently ended 12-month period), determined in accordance with GAAP, but without taking into account straight-lining of rents and extraordinary revenues (including, but not limited to lease termination payments) *minus* (b) the sum of all Operating Expenses during the applicable period, including, without duplication, (i) annualized insurance premiums allocable to the applicable period, (ii) annualized real estate taxes allocable to the applicable period, (iii) capital expenses at an imputed annual rate of $0.15 per rentable square foot allocable to the applicable period, (iv) management fees (in the amount equal to the greater of (1) management fees actually paid during the applicable period, and (2) an imputed rate of three percent (3.00%) (except with respect to the parking management fee, an imputed rate of two and one-half percent (2.50%)) of annualized Operating Revenues allocable to the applicable period), (v) rental from tenants in bankruptcy, (vi) rental from tenants in monetary default for sixty (60) days or more under their Leases, (vii) rental from tenants with Leases expiring within six (6) months of the applicable test date, and (viii) a deemed vacancy equal to the greater of the actual vacancy or five percent (5%). Historical Net Operating Income shall in no event include extraordinary non-recurring revenues or expenses or any debt service payable with respect to the Loans.

(114) "**Improvements**" means, collectively, (a) a 19-story (with no 13th floor) first-class office building to be located within the Park Place campus at 3161 Michelson Drive, Irvine, California, containing approximately 530,380 gross rentable square feet of office space (the "**3161 Michelson Building**"), approximately 4,221 parking stalls and approximately 960 valet spaces, within two multi-level parking garages, and inclusive of a 68 space surface parking lot (collectively, the "**Parking Garages**"), all storage space contained therein, all signage improvements and all of the other improvements to be constructed on the Land, as more particularly described in the Plans and Specifications and (b) the Tenant Improvement Work, to the extent applicable pursuant to Approved Leases.

(115) "**In Balance**" has the meaning assigned in Section 4.3.

(116) "**Indebtedness**" has the meaning assigned in the Mortgage.

(117) "**Independent Manager**" means, in the case of a limited liability company or a limited partnership, a member or manager that is a natural person who, for the five (5) year period prior to his or her appointment as an Independent Manager and at all times while serving as an Independent Manager was not and will not be, directly or indirectly, (i) an employee, manager, stockholder, director, member, partner, officer, attorney or counsel of such limited liability company, limited partnership or any of its Affiliates (other than his or her service as an Independent Manager or special member of the limited liability company or limited partnership), (ii) a creditor, customer of, or supplier or other Person who derives any of its purchases or revenues from its activities with such limited liability company, limited partnership or any of its members, managers or their Affiliates (other than his or her service as an Independent Manager if such Person has been provided by a nationally-recognized company that provides professional independent managers), (iii) a Person Controlling or under common Control with or Controlled by any such employee, manager, stockholder, director, member, partner, officer, attorney, counsel, customer, supplier or other Person, or (iv) any member of the immediate family (including grandchildren or siblings) of a person described in clauses (i), (ii) or (iii) immediately above.

(118) "**Individual Borrower**" shall have the meaning assigned in Section 16.1.

(119) "**Initial Equity Contribution**" means the amount of unreimbursed equity contributed by Borrower with respect to Project Costs for the Improvements prior to the initial funding of the Loans and as a condition thereto, which amount shall be not less than $73,000,000, as verified by the Administrative Agent pursuant to Schedule 4-Part A. For these purposes the amount of unreimbursed equity contributed by Borrower with respect to the cost of the Land shall be deemed to equal the Appraised Value thereof or $73,000,000, whichever is less.

(120) "**Insolvency Proceeding**" shall have the meaning assigned in Section 16.3(3).

(121) "**Institutional Investor**" means one or more of the following:

(a) a real estate investment trust, bank, saving and loan association, investment bank, insurance company, trust company, commercial credit corporation, pension plan, pension fund or pension advisory firm, mutual fund, government entity or plan, provided that any such Person referred to in this <u>clause (a)</u> satisfies the Eligibility Requirements;

(b) an investment company, money management firm or "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended, or an institutional "accredited investor" within the meaning of Regulation D under the Securities Act of 1933, as amended, provided that any such Person referred to in this <u>clause (b)</u> satisfies the Eligibility Requirements;

(c) an institution substantially similar to any of the entities described in <u>clauses (c)</u> or <u>(d)</u> that satisfies the Eligibility Requirements;

(d) any entity Controlling or Controlled by or under common Control with any of the entities described in <u>clauses (a)</u>, <u>(b)</u> or <u>(c)</u> above (for these purposes, "**Control**" of one Person (the "**controlled Person**") by another Person (the "**controlling Person**") shall mean the possession, directly or indirectly, by the controlling Person of the power or ability to direct or cause the direction of the management or policies of the controlled Person, whether through the ability to exercise voting power, by contract or otherwise ("**Controlled**" and "**Controlling**" each have the meanings correlative thereto)); or

(e) an investment fund, limited liability company, limited partnership or general partnership (a "**Permitted Investment Fund**") where a Permitted Fund Manager or an entity that is otherwise an Institutional Investor described in <u>clauses (a)</u>, <u>(b),</u> <u>(c)</u> or <u>(d)</u> above investing through a fund with committed capital of at least $250,000,000.00 acts as the general partner, managing member or fund manager and at least fifty percent (50%) of the equity interests in such Permitted Investment Fund are owned, directly or indirectly, by one or more of the following: an Institutional Investor or an institutional "accredited investor", within the meaning of Regulation D promulgated under the Securities Act of 1933, as amended, and/or a "qualified institutional buyer" or both within the meaning of Rule 144A promulgated under the Securities Exchange Act of 1934, as amended (provided each institutional "accredited investor" or "qualified institutional buyer" meets the Eligibility Requirements).

(122) "**Insurance Proceeds Deficiency**" has the meaning assigned in <u>Section 3.4(5)</u>.

(123) "**Interest Period**" means, with respect to any LIBOR-based Loan, each period commencing on the date such LIBOR-based Loan is made or Converted from a Base Rate Loan or (in the event of a Continuation) the last day of the immediately preceding Interest Period for such Loan and ending on the numerically corresponding day in the first, second, third or sixth calendar month thereafter, as Borrower may select as provided in <u>Section 2.8(5)</u>; provided that (i) each Interest Period that commences on the last Business Day of a calendar month (or on any day for which there is no numerically corresponding day in the appropriate subsequent calendar month) shall end on the last Business Day of the appropriate subsequent calendar month; (ii) each Interest Period that would otherwise end on a day that is not a Business Day shall end on the next succeeding Business Day (or, if such next succeeding Business Day falls in the next succeeding calendar month, on the immediately preceding Business Day); (iii) no Interest Period shall have a duration of less than one month and, if the Interest Period for any LIBOR-based Loan would otherwise be a shorter period, such Loan shall bear interest at the Base Rate plus the

Applicable Margin for Base Rate Loans; (iv) in no event shall any Interest Period extend beyond the Maturity Date; and (v) there may be no more than four (4) separate Interest Periods in respect of LIBOR-based Loans outstanding from each Lender at any one time.

(124) "**Interest Rate Hedge Period**" has the meaning assigned in Section 9.15.

(125) "**Interest Reserve**" has the meaning assigned in Section 4.3.

(126) "**Land**" has the meaning assigned in the Recitals.

(127) "**Landlord's Work**" means (a) any Base Building Improvements (as defined in the New Century Lease) and (b) any Base Building Improvements (as defined in the Gibson Dunn Lease).

(128) "**Lease**" shall mean all leases and other agreements or arrangements with or assumed by Borrower as landlord for the use or occupancy of all or any portion of the Project, including any signage thereat, now in effect or hereafter entered into (including lettings, subleases, licenses, concessions, tenancies and other occupancy agreements with or assumed by Borrower as landlord covering or encumbering all or any portion of the Project), together with any guarantees, modifications, amendments or supplements of the same, and all additional remainders, reversions and other rights and estates appurtenant thereto.

(129) "**Lease Milestone**" means any time limit set forth in the New Century Lease, the Gibson Dunn Lease or any Major Lease with respect to delivery of any portion of such tenant's space or the construction milestones for completing various phases of the Construction Work which, in either case, if such time limit is not satisfied, (a) would permit such tenant to terminate its Lease with respect to all or any of its space covered thereunder or (b) would entitle such tenant to financial compensation; the Lease Milestones described in clause (b) of this definition shall be applicable hereunder only for purposes of reporting Lease Milestones in accordance with Section 8.1(1).

(130) "**Leasing Guidelines**" means the Leasing Guidelines described in Schedule 1.1(130) attached hereto.

(131) "**Libor Rate**" means, for any Interest Period for any LIBOR-based Loan, the rate per annum appearing on Page 3750 of the Dow Jones Markets (Telerate) Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to Dollar deposits in the London interbank market) at approximately 11:00 a.m. London time on the date two (2) Business Days prior to the first day of such Interest Period as the rate for the offering of Dollar deposits having a term comparable to such Interest Period, provided that if such rate does not appear on such page, or if such page shall cease to be publicly available, or if the information contained on such page, in the reasonable judgment of the Administrative Agent shall cease accurately to reflect the rate offered by leading banks in the London interbank market as reported by any publicly available source of similar market data selected by the Administrative Agent, the Libor Rate for such Interest Period shall

17

be determined from such substitute financial reporting service as the Administrative Agent in its discretion shall determine.

(132) "**LIBOR-based Loans**" means Loans that bear interest at rates based on rates referred to in the definition of "Libor Rate."

(133) "**Lien**" means any interest, or claim thereof, in the Project securing an obligation owed to, or a claim by, any Person other than the owner of the Project, whether such interest is based on common law, statute or contract, including the lien or security interest arising from a deed of trust, mortgage, assignment, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term "Lien" shall include reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting the Project.

(134) "**Lien Law**" means California's mechanics' lien law, Section 3082 et. seq. of the California Civil Code, as amended from time to time, including the provisions of Sections 3156 through 3176.5 thereof regarding stop notices.

(135) "**Loan Documents**" means: (a) this Agreement, (b) the Notes, (c) the Guarantor Documents, (d) the Security Documents, (e) each Consent and Agreement, (f) any letter of credit provided to the Administrative Agent in connection with the Loan (g) the Environmental Indemnity, (h) the Fee Letter, (i) such assignments of management agreements, contracts and other rights as may be required by the Administrative Agent, (j) all other documents evidencing, securing, governing or otherwise pertaining to the Loans, and (k) all amendments, modifications, renewals, substitutions and replacements of any of the foregoing.

(136) "**Loans**" means the loans to be made by the Lenders to Borrower under this Agreement and all other amounts evidenced or secured by the Loan Documents.

(137) "**Loan Transactions**" has the meaning assigned in Section 2.8(4).

(138) Reserved.

(139) "**Low DSCR Release Event**" means, at any time after the occurrence of a Low DSCR Trigger Event, that the Debt Service Coverage Ratio based on the outstanding principal amount of the Loans shall be at or above 1.30:1.00 for a period of at least two (2) consecutive calendar quarters.

(140) "**Low DSCR Trigger Event**" means, at any time after the first day of the Second Extension Period, that the Debt Service Coverage Ratio based on the outstanding principal amount of the Loans for the most recently ending trailing twelve (12) month period is less than 1.25:1.00.

(141) "**Low DSCR Trigger Period**" means the period of time after a Low DSCR Trigger Event until the occurrence of a Low DSCR Release Event.

(142) "**Major Lease**" shall mean one or more Leases to the same tenant or its Affiliates which either (a) provide for base rental payments on account of office premises thereunder, during the initial term of such Lease(s), which would produce 6% or more of the aggregate gross potential base rental payments projected for office premises in the Project (in accordance with the pro forma projections delivered to the Administrative Agent prior to the Closing Date) over the period that corresponds to the initial term of such Lease(s); or (b) cover premises in excess of 30,700 rentable square feet; or (c) cover premises in excess of one full floor of rentable square footage within the 3161 Michelson Building.

(143) "**Major Subcontract**" means, with respect to the Base Building Work or Tenant Improvement Work, any subcontract, trade contract, material agreement or supply contract relating to the construction of the Improvements or a component thereof in the amount of $1,000,000 or more.

(144) "**Major Subcontractor**" means any subcontractor or trade contractor or supplier who is a party to a Major Subcontract.

(145) "**Majority Lenders**" means Lenders holding at least sixty-six and two thirds percent (66⅔%) of the aggregate outstanding principal amount of the Loans or, if the Loans shall not have been made, at least sixty-six and two thirds percent (66⅔%) of the Commitments; provided, however, if Eurohypo and or any of its Related Entities collectively hold at least sixty-six and two thirds percent (66⅔%) of the Commitments or the outstanding principal amount of the Loans, as the case may be, the term "Majority Lenders" shall mean Eurohypo (on behalf of such Related Entities) and at least one other Lender.

(146) "**Management Agreement**" means that certain Project Management and Leasing Agreement dated as of the Closing Date between Manager and 3161 with respect to the management of the 3161 Michelson Building by the Manager, together with any management agreements entered into with future Managers in accordance with the terms of this Agreement.

(147) "**Manager**" means Maguire Properties, L.P., a Maryland limited partnership, which is initially the manager of the Project under the Management Agreement, together with any successor property managers appointed for the Project in accordance with the terms of this Agreement.

(148) "**Master Lease**" means that certain Lease Agreement by and between PS2 and PS5 (collectively, as lessor) and Guarantor (as lessee) for the lease of the Parking Garages, dated as of the date hereof, approved by the Administrative Agent prior to the Closing Date.

(149) "**Material Adverse Effect**" means a material adverse effect, as unilaterally determined by the Administrative Agent, in its reasonable judgment and discretion, on (a) the Project or the business, operations, financial condition, prospects, liabilities or capitalization of Borrower, (b) the ability of Borrower to perform its obligations under any of the Loan Documents to which it is a party, including the timely payment of the principal of or interest on the Loans or other amounts payable in connection therewith, (c) the ability of the Guarantor or any Borrower Party to perform its obligations under any of the Loan Documents to which it is a party, (d) the validity or enforceability of any of the Loan Documents or (e) the

rights and remedies of the Lenders and the Administrative Agent under any of the Loan Documents.

(150) "**Material Agreement**" means, collectively, the REA, the FAA Approval, the Master Lease and the Development Agreement.

(151) "**Maturity Date**" means the earlier of (a) September 28, 2008, as such date may extended by the First Extension Period, Second Extension Period, or Third Extension Period or (b) any earlier date on which all of the Loans are required to be paid in full, by acceleration or otherwise, under this Agreement or any of the other Loan Documents.

(152) "**Minimum Equity Guaranty**" means that certain Minimum Equity Guaranty dated as of Closing Date, executed by the Guarantor to the Administrative Agent (on behalf of the Lenders) on the Closing Date, as the same may be modified, amended and/or supplemented and in effect.

(153) "**Minor Subcontract**" means, with respect to the Construction Work, any subcontract, trade contract, material agreement or supply contract relating to the construction of the Improvements or a component thereof that is not a Major Subcontract.

(154) "**Mortgage**" means the Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, executed by Borrower in favor of the Administrative Agent (on behalf of the Lenders), covering the Project and any amendments, modifications, renewals, substitutions, consolidations, severances and replacements thereof.

(155) "**Net Cash Flow**" means, for any period, the amount by which Operating Revenues exceed the sum of (a) Operating Expenses, (b) Calculated Debt Service, and (c) any actual payment into impounds, escrows, or reserves required by the Administrative Agent, except to the extent included within the definition of Operating Expenses.

(156) "**New Century Lease**" means that certain Park Place Office Lease, dated as of May 26, 2005, by and between 3161 and New Century Financial Corporation, a Maryland corporation (as Tenant), as amended by that certain Amendment to Office Lease, dated as of November 15, 2005 and that certain Second Amendment to Lease, dated as of July 21, 2006, as the same may be modified, amended and/or supplemented and in effect from time to time.

(157) "**New Century Guaranty**" means that certain New Century Guaranty executed by the Guarantor to the Administrative Agent (on behalf of the Lenders) on the Closing Date, as the same may be modified, amended and/or supplemented and in effect from time to time.

(158) "**Non-Recourse Carveouts Guaranty**" means that certain Non-Recourse Carveouts Guaranty executed by the Guarantor to the Administrative Agent (on behalf of the Lenders) on the Closing Date, as the same may be modified, amended and/or supplemented and in effect from time to time.

(159) "**Notes**" means the promissory notes of even date herewith as provided for in Section 2.1(4) and all promissory notes delivered in substitution or exchange therefor, in each

case as the same may be consolidated, replaced, severed, modified, amended or extended from time to time.

(160) "**Occupancy**" or "**Occupy**" or "**Occupied**" means (a) with respect to any tenant which is not an Affiliate of any Borrower Party (other than third party tenants and licensees covered by clause (b) below), such tenant shall (i) be party to a bona fide arm's length Lease with an initial lease term of not less than three years and meeting the standards of the Leasing Guidelines, (ii) have accepted (or been deemed to have accepted in accordance with the terms of its lease) the delivery of all of the space to be demised under the terms of its respective lease, including any Tenant Improvement Work to be performed by Borrower, subject in each case to Punch List Items, and (iii) have actually occupied such space, begun the operation of its business from such space and paying Rent thereunder, and (b) with respect to any third party tenant or licensee of the signage or third party antenna tenants or licensees at the Project, such licensee or tenant, as applicable, shall have accepted the delivery of all of its respective premises, including any Tenant Improvement Work to be performed by Borrower.

(161) "**Operating Expenses**" means all reasonable and necessary expenses of operating the Project in the ordinary course of business which are paid in cash by Borrower and which are directly associated with and fairly allocable to the Project for the applicable period, including, without limitation, ad valorem real estate taxes and assessments, insurance premiums, regularly scheduled tax and insurance impounds paid to the Administrative Agent, maintenance costs (including, without limitation, common area maintenance and related costs allocated to Borrower pursuant to the REA), management fees and costs (not to exceed three percent (3.0%) of Operating Revenues), accounting, legal, and other professional fees, fees relating to environmental and Net Cash Flow and net operating income audits, and other expenses incurred by the Administrative Agent and reimbursed by Borrower under this Agreement and the other Loan Documents, deposits to any capital reserves required by the Administrative Agent, wages, salaries, and personnel expenses, but excluding debt service, capital expenditures, any of the foregoing expenses which are paid from deposits to cash reserves previously included as Operating Expenses, any payment or expense for which Borrower was or is to be reimbursed from proceeds of the Loans or insurance or by any third party, and any non-cash charges such as depreciation and amortization. Any management fee or other expense payable to Borrower or to an Affiliate of Borrower shall be included as an Operating Expense only with the Administrative Agent's prior approval. Operating Expenses shall not include federal, state or local income taxes or legal and other professional fees unrelated to the operation of the Project.

(162) "**Operating Revenues**" means all cash receipts of Borrower from operation of the Project or otherwise arising in respect of the Project after the date hereof which are properly allocable to the Project for the applicable period, including, without limitation, receipts from leases and parking agreements, concession fees and charges and other miscellaneous operating revenues, proceeds from rental or business interruption insurance, withdrawals from cash reserves (except to the extent any operating expenses paid therewith are excluded from Operating Expenses), but excluding (a) security deposits and earnest money deposits until they are forfeited by the depositor, (b) advance rentals until they are earned, (c) lease buy-out payments made by tenants in connection with any surrender, cancellation or termination of their lease, and (d) proceeds from a sale or other disposition.

(163) "**Other Borrower**" shall have the meaning assigned in Section 16.1.

(164) "**Other Borrower Obligation**" shall have the meaning assigned in Section 16.1.

(165) "**Parking Garages**" has the meaning ascribed thereto in the definition of "Improvements."

(166) "**Participant**" has the meaning assigned in Section 12.24(3).

(167) "**Patriot Act**" means the USA PATRIOT Act of 2001, Pub. L. No. 107 56.

(168) "**Payment Date**" means the first Business Day of each calendar month.

(169) "**Payor**" has the meaning assigned in Section 2.8(6).

(170) "**Permitted Encumbrances**" means with respect to the Project, those exceptions to title set forth in the Title Policy issued to the Administrative Agent pursuant to Schedule 4.

(171) "**Permitted Fund Manager**" means any Person that on the date of determination is a nationally-recognized manager of investment funds investing in debt or equity interests relating to commercial real estate, and in each case is (a) investing through a fund with committed capital of at least $250,000,000.00, and (b) not subject to an Insolvency Proceeding.

(172) "**Permitted Investment Fund**" has the meaning assigned in the definition of "Institutional Investor."

(173) "**Person**" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, trustee, estate, limited liability company, unincorporated organization, real estate investment trust, government or any agency or political subdivision thereof, or any other form of entity.

(174) "**Plans and Specifications**" means the final plans and specifications for the construction of the Base Building Work delivered by Borrower to the Administrative Agent, prepared by Borrower's Design Professionals and approved by the Administrative Agent, the Construction Consultant and, to the extent then required, by any applicable Governmental Authority and such other parties whose approval or consent may be required under any law, regulation, prior agreement, this Agreement and all modifications, amendments and/or supplements thereof made by Change Orders permitted pursuant to the terms of this Agreement. A list of the presently existing Plans and Specifications is attached hereto as Schedule 1.1(174).

(175) "**Potential Default**" means the occurrence of any event or condition which, with the giving of notice, the passage of time, or both, would constitute an Event of Default.

(176) "**Prime Rate**" means the rate of interest from time to time announced by Eurohypo at its principal office as its prime commercial lending rate, it being understood that such prime commercial rate is a reference rate and does not necessarily represent the lowest or best rate being charged by Eurohypo to any customer.

(177) "**Pro Forma Debt Service Coverage Ratio**" means, for the period of time for which calculation is being made, the ratio of Pro Forma Net Operating Income to Calculated Debt Service. The Pro Forma Debt Service Coverage Ratio shall be as determined by the Administrative Agent based upon the most recent reports required to have been submitted by Borrower pursuant to Section 8.1 (or, if no such reports have been so submitted, such other information as the Administrative Agent shall determine in its sole and absolute discretion) and projected as provided above (including taking into account the termination of any applicable leases during such period), which determination shall be conclusive in the absence of manifest error.

(178) "**Pro Forma Net Operating Income**" means (a) the sum of (i) all rental revenue from the Project during the applicable period (with any applicable percentage rental income being based upon the most recently ended 12-month period, as allocated to the applicable period), determined in accordance with GAAP but without taking into account straight-lining of rents and extraordinary revenues (including, but not limited to, lease termination payments) *plus* (ii) pro forma net rental income from tenants who have executed leases, but have yet to commence paying rent*, minus* (b) the sum of all Operating Expenses during the applicable period, including, without duplication, (i) annualized insurance premiums allocable to the applicable period, (ii) annualized real estate taxes allocable to the applicable period, (iii) capital expenses at an imputed annual rate of $0.15 per rentable square foot allocable to the applicable period, (iv) management fees allocable to the applicable period (in the amount equal to the greater of (1) management fees actually paid, and (2) an imputed rate of three percent (3.00%) (except with respect to the parking management fee, an imputed rate of two and one-half percent (2.50%)) of annualized Operating Revenues), (v) rental from tenants in bankruptcy, (vi) rental from tenants in default for sixty (60) days or more under their Leases, (vii) rental from tenants with Leases expiring within twelve (12) months of the applicable test date, unless tenant has duly exercised an express option to renew set forth in its lease, and (viii) a deemed vacancy rate of five percent (5%). Pro Forma Net Operating Income shall in no event include extraordinary non-recurring expenses or any debt service payable with respect to the Loans.

(179) "**Prohibited Person**" shall mean any Person:

(a) listed in the Annex to, or otherwise subject to the provisions of, the Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, and relating to Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (the "**Executive Order**");

(b) that is owned or controlled by, or acting for or on behalf of, any person or entity that is listed to the Annex to, or is otherwise subject to the provisions of, the Executive Order;

(c) with whom any Lender is prohibited from dealing or otherwise engaging in any transaction by any terrorism or money laundering law, including the Executive Order;

(d) who is known to Borrower to commit, threaten or conspire to commit or support "terrorism", as defined in the Executive Order;

(e) that is named as a "specially designated national and blocked person" on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website, http://www.treas.gov.ofac/t11sdn.pdf or at any replacement website or other replacement official publication of such list; or

(f) who is known to Borrower to be an Affiliate of or affiliated with a Person listed above.

(180) "**Project**" means, collectively, (a) the Land, together with any air rights and other rights, privileges, easements, hereditaments and appurtenances thereunto relating or appertaining to the Land, (b) the Improvements, together with all fixtures and equipment required for the operation of the Improvements, (c) all building materials and personal property related to the foregoing and (d) all other items described in the granting clauses of the Mortgage.

(181) "**Project Amenities**" shall mean the facilities, amenities, improvements and rights required to be provided pursuant to Section 34 of the New Century Lease.

(182) "**Project Costs**" means, collectively, Hard Costs and Soft Costs.

(183) "**Project Documents**" means the documents set forth on Schedule 1.1(183) attached hereto, as the same may be modified, supplemented and/or amended and in effect from time to time as permitted under the Loan Documents.

(184) "**Proportionate Share**" means, with respect to each Lender, the percentage set forth opposite such Lender's name on Schedule 1 attached hereto or in the Assignment and Acceptance to which such Lender became a party hereto.

(185) "**Proposed Lender**" has the meaning assigned in Section 2.9(7).

(186) "**Punch List Items**" means minor construction items to be completed or constructed with respect to the Base Building Work or the Tenant Improvement Work which do not materially interfere either with the use of the Base Building Work or the acceptance and occupancy of the space leased to a tenant.

(187) "**Qualified Insurer**" has the meaning assigned in Section 3.1(2).

(188) "**Qualified Manager**" shall mean, (1) Maguire Properties, L.P., a Maryland limited partnership, or (2) any other manager who is, at the time such manager is appointed, a reputable and experienced management organization possessing experience (or having principals possessing experience) of not less than ten (10) years managing projects which are similar in size, scope, class, use and value to the Project and is (or has principals currently) managing at least five (5) properties similar in size, scope, class, use and value as the Project.

(189) "**REA**" means that certain Construction, Operation and Reciprocal Easement Agreement between Crow Winthrop Operating Partnership and Crow Winthrop Development Limited Partnership, recorded July 30, 1985 as Instrument No. 85-279768 in the Official Records of Orange County, California.

(190) "**Regulation D**" means Regulation D of the Board of Governors of the Federal Reserve System of the United States of America (or any successor), as the same may be modified, amended and/or supplemented and in effect from time to time.

(191) "**Regulatory Change**" means, with respect to any Lender, any change after the date hereof in Federal, state or foreign law or regulations (including, without limitation, Regulation D) or the adoption or making after such date of any interpretation, directive or request applying to a class of banks including such Lender of or under any Federal, state or foreign law or regulations (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) by any court or governmental or monetary authority charged with the interpretation or administration thereof.

(192) "**Related Entity**" means, as to any Person, (a) any Affiliate of such Person; (b) any other Person into which, or with which, such Person is merged, consolidated or reorganized, or which is otherwise a successor to such Person by operation of law, or which acquires all or substantially all of the assets of such Person; (c) any other Person which is a successor to the business operations of such Person and engages in substantially the same activities; or (d) any Affiliate of the Persons described in clauses (b) and (c) of this definition.

(193) "**Rent**" means all rent (whether denoted as base rent, advance rent, minimum rent, percentage rent, additional rent or otherwise), issues, income, royalties, profits, revenues, proceeds, bonuses, deposits (whether denoted as security deposits or otherwise), termination fees, rejection damages, buy-out fees and any other fees made or to be made in lieu of rent to the Borrower, any award made hereafter to the Borrower in any court proceeding involving any tenant, lessee, licensee or concessionaire under any of the Leases in any bankruptcy, insolvency or reorganization proceedings in any state or federal court, and all other payments, rights and benefits of whatever nature from time to time due to the Borrower under the Leases (including any Leases with respect to signage), including (i) rights to payment earned under the Leases, (ii) any payments or rights to payment with respect to parking facilities or other facilities in any way contained within or associated with the Premises, and (iii) all other income, consideration, issues, accounts, profits or benefits of any nature arising from the possession, use and operation of the Premises.

(194) "**Repayment Guaranty**" means that certain Repayment Guaranty executed by the Guarantor to the Administrative Agent (on behalf of the Lenders) on the Closing Date, as the same may be modified or amended from time to time.

(195) "**Requesting Lender**" has the meaning assigned in Section 2.9(7).

(196) "**Required Payment**" has the meaning assigned in Section 2.8(6).

(197) "**Reserve Account Collateral**" has the meaning assigned in Section 15.5(1).

(198) "**Reserve Funds**" shall mean, collectively, the Tax and Insurance Reserve Fund, the Excess Cash Reserve Fund, and the Capital Improvements Reserve Fund.

(199) "**Reserve Requirement**" means, for any Interest Period for any LIBOR-based Loan, the average maximum rate at which reserves (including, without limitation, any marginal, supplemental or emergency reserves) are required to be maintained during such Interest Period under Regulation D by member banks of the Federal Reserve System in New York City with deposits exceeding $1,000,000,000 against "Eurocurrency liabilities" (as such term is used in Regulation D). Without limiting the effect of the foregoing, the Reserve Requirement shall include any other reserves required to be maintained by such member banks by reason of any Regulatory Change with respect to (i) any category of liabilities that includes deposits by reference to which the Libor Rate for any Interest Period for any LIBOR-based Loans is to be determined as provided in the definition of "Libor Rate" or (ii) any category of extensions of credit or other assets that includes LIBOR-based Loans.

(200) "**Restoration Consultant**" has the meaning assigned in Section 3.4(2).

(201) "**Restoration Retainage**" has the meaning assigned in Section 3.4(3).

(202) "**Retainage**" has the meaning assigned in Section 4.7(1).

(203) "**S&P**" means Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, Inc.

(204) "**Second Extension Notice**" has the meaning assigned in Section 2.5(2)(a).

(205) "**Second Extension Period**" has the meaning assigned in Section 2.5(2).

(206) "**Security Accounts**" means, collectively, each Controlled Account, the Tax and Insurance Reserve Account, the Sweep Account, and the Capital Improvements Reserve Account.

(207) "**Security Documents**" means collectively, the Mortgage, the Assignment of Leases and Rents, the Hedge Agreement Pledge, the Cash Management Agreement, any Controlled Account Agreement and all Uniform Commercial Code financing statements required by this Agreement, the Mortgage, the Assignment of Leases and Rents, the Hedge Agreement Pledge or the Cash Management Agreement to be filed with respect to the applicable security interests.

(208) "**Single Purpose Entity**" shall mean a corporation, limited partnership or limited liability company which at all times on and after the date hereof, unless otherwise approved in writing by the Administrative Agent:

(a) is organized solely for the purpose of one of the following: acquiring, developing, owning, holding, selling, leasing, transferring, exchanging, managing and operating the Project, entering into this Agreement, refinancing the Project in connection with a permitted repayment of the Loans, and transacting any and all lawful business that is incident, necessary and appropriate to accomplish the foregoing;

(b) is not engaged and will not engage in any business unrelated to the acquisition, development, ownership, management or operation of the Project;

(c) does not have and will not have any assets other than those related to the Project;

(d) has not engaged, sought or consented to and will not engage in, seek or consent to any dissolution, winding up, liquidation, consolidation, merger, sale of all or substantially all of its assets, transfer of partnership or membership interests in violation of this Agreement (if such entity is a general partner in a limited partnership or a member in a limited liability company), or any amendment of its articles of incorporation, by-laws, limited partnership certificate, limited partnership agreement, articles of organization, certificate of formation or operating agreement (as applicable) with respect to the matters set forth in this definition without the prior written consent of the Administrative Agent;

(e) in the case of Borrower, has at least one (1) Independent Manager and will have, as its only managing member, Borrower's Managing Member, which shall be a limited partnership which has as its sole general partner Borrower's Managing Member's General Partner;

(f) if Borrower is (i) a limited liability company, has articles of organization, a certificate of formation and/or an operating agreement, as applicable, (ii) a limited partnership, has a certificate of limited partnership and limited partnership agreement, or (iii) a corporation, has a certificate of incorporation or articles of incorporation, that in each case provide that such entity shall not, without the unanimous written consent of all of its partners or members (and in the case of Borrower, its Independent Manager(s)): (A) dissolve, merge, liquidate or consolidate itself or any Person in which it has a direct or indirect legal or beneficial ownership interest; (B) sell all or substantially all of its assets or the assets of any other Person in which it has a direct or indirect legal or beneficial ownership interest; (C) engage in any other business activity or permit any Person in which it has a direct or indirect legal or beneficial ownership interest to engage in any other business activity, in each case except as permitted pursuant to the Loan Documents, (D) file a bankruptcy or insolvency petition or otherwise institute insolvency proceedings with respect to itself or to any other Person in which it has a direct or indirect legal or beneficial ownership interest, or (E) amend its organizational documents with respect to the matters set forth in this definition without the consent of the Administrative Agent;

(g) is and will remain solvent and pay its debts and liabilities (including, as applicable, shared personnel and overhead expenses) from its assets as the same shall become due, and is maintaining and will maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations;

(h) has not failed and will not fail to correct any known misunderstanding regarding the separate identity of such entity;

(i) has maintained and will maintain its accounts, books and records separate from any other Person and will file its own tax returns, except to the extent that it is required to file consolidated tax returns by law;

(j) has not commingled and will not commingle its funds or assets with those of any other Person;

(k) has held and will hold its assets in its own name;

(l) has maintained and will maintain financial statements that properly and accurately show its separate assets and liabilities and do not show the assets or liabilities of any other Person, and has not permitted and will not permit its assets to be listed as assets on the financial statement of any other entity; provided, however that Borrower's financial position, assets, results of operations and cash flows may be included in a consolidated financial statement of Borrower's Managing Member's General Partner, all in accordance with GAAP, so long as such consolidated financial statements contain a note indicating that Borrower, Borrower's Managing Member and Borrower's Managing Member's General Partner are separate entities;

(m) has paid and will pay its own liabilities and expenses, including, but not limited to, the salaries of its own employees (if any), out of its own funds and assets, and has maintained and will maintain a sufficient number of employees in light of its contemplated business operations;

(n) has observed and will observe all corporate, partnership or limited liability company formalities, as applicable;

(o) has not incurred and will not incur any Debt other than with respect to Borrower, (a) the Loans and (b) from and after the Completion Date, trade and operational debt which is (i) incurred in the ordinary course of business, (ii) not more than sixty (60) days past due the date of invoice, (iii) with trade creditors, (iv) with respect to 3161, PS2 and PS5, collectively, in an aggregate amount (exclusive of capital leases) less than $1,000,000, and for debt under capital leases, in an aggregate amount less than $5,000,000 per annum, (v) not evidenced by a note, and (vi) paid when due. No Debt other than the Loans may be secured (subordinate or pari passu) by the Project;

(p) has not and will not assume or guarantee or become obligated for the debts of any other Person or hold out its credit as being available to satisfy the obligations of any other Person except as permitted pursuant to this Agreement;

(q) has not and will not acquire obligations or securities of its members or shareholders or any other affiliate;

(r) has allocated and will allocate fairly and reasonably any overhead expenses that are shared with an affiliate, including, but not limited to, paying for shared office space and services performed by any officer or employee of an affiliate;

(s) maintains and uses and will maintain and use separate invoices and checks bearing its name. The stationary, invoices, and checks utilized by the Single Purpose

28

Entity or utilized to collect its funds or pay its expenses shall bear its own name and shall not bear the name of any other entity unless such entity is clearly designated as being the Single Purpose Entity's agent;

(t) except in connection with the Loans, has not pledged and will not pledge its assets for the benefit of any other Person;

(u) has conducted business, held itself out and identified itself and will conduct business, hold itself out and identify itself as a separate and distinct entity under its own name or in a name franchised or licensed to it by a Person other than an affiliate of Borrower and not as a division or part of any other Person;

(v) has maintained and will maintain its assets in such a manner that it will not be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(w) has not made and will not make loans to any Person or hold evidence of indebtedness issued by any other Person (other than cash and securities issued by an entity that is not an affiliate or subject to common ownership with such entity);

(x) has not identified and will not identify its partners, members or shareholders, or any affiliate of any of them, as a division or part of it, and has not identified itself and shall not identify itself as a division of any other Person;

(y) except for the Management Agreement, REA and Master Lease, has not entered into or been a party to, and will not enter into or be a party to, any transaction with its partners, members, shareholders or affiliates except in the ordinary course of its business and on terms which are intrinsically fair, commercially reasonable and are no less favorable to it than would be obtained in a comparable arm's-length transaction with an unrelated third party;

(z) has not and will not have any obligation to indemnify its partners, officers, directors or members, as the case may be, unless such obligation is fully subordinated to the Indebtedness and will not constitute a claim against it in the event that, after payment of the Indebtedness, cash flow is insufficient to pay such obligation;

(aa) if such entity is a corporation, it is required to consider the interests of its creditors in connection with all corporate actions;

(bb) except in connection with the Loans, will not have any of its obligations guaranteed by any affiliate.

(209) "**Site Assessment**" means an environmental engineering report for the Project prepared by an engineer engaged by the Administrative Agent at Borrower's expense, and in a manner satisfactory to the Administrative Agent, based upon an investigation relating to and making appropriate inquiries concerning the existence of Hazardous Materials on or about the Project, and the past or present discharge, disposal, release or escape of any such substances, all consistent with good customary and commercial practice.

(210) "**Soft Costs**" means interest payable on the principal amount of the Loans and all other costs in the Budget which constitute Project Costs, excluding Hard Costs, which relate to the construction of the Improvements and the operation of the Project during the term of this Agreement.

(211) "**Special Advance Lender**" has the meaning assigned in Section 14.12(1).

(212) "**Sponsor**" means Maguire Properties, L.P., a Maryland limited partnership.

(213) "**State**" means the State of California.

(214) "**Subguard Policy**" means a form of contractor default insurance which provides coverage for the cost of completing the work of a subcontractor of, or supplier to, General Contractor in the event that such subcontractor or supplier should fail to complete their obligations to General Contractor, or in the event their work performed, or materials supplied, should prove to be non-conforming or defective. Any such policy shall (a) contain limits of coverage that exceed the largest subcontract or material contract for one loss and in the aggregate, (b) contain a deductible not greater than $250,000, (c) contain no co-pay requirements, (d) by its express terms not be subject to material change (other than to increase the coverage provided thereby) or cancellation without at least thirty (30) days' written notice to the Administrative Agent, (e) be endorsed to Administrative Agent substantially in the form attached as Exhibit H and (f) otherwise be issued in form and substance satisfactory to the Administrative Agent.

(215) "**Subordination of Management Agreement**" means that certain Manager's Consent and Subordination of Management Agreement, dated the date hereof, by the Manager in favor of the Administrative Agent (on behalf of the Lenders), as the same may be modified, amended and/or supplemented and in effect from time to time.

(216) "**Subordination, Non-Disturbance and Attornment Agreement**" means a subordination, non-disturbance and attornment agreement in form and substance acceptable to the Administrative Agent, to be completed, executed, dated and delivered by the applicable tenant to the Administrative Agent (on behalf of the Lenders) and Borrower pursuant to the terms of this Agreement.

(217) "**Survey**" means that certain survey delivered to the Administrative Agent pursuant to Schedule 4 - Part A, paragraph 12 as the same may be modified, amended and/or supplemented from time to time.

(218) "**Sweep Account**" has the meaning assigned in Section 15.3(1).

(219) "**Syndication**" has the meaning assigned in Section 12.27.

(220) "**Tax and Insurance Reserve Account**" has the meaning assigned in Section 15.2(1).

(221) "**Tax and Insurance Reserve Fund**" has the meaning assigned in Section 15.2(1)

(222) "**Taxes**" has the meaning assigned in Section 9.2.

(223) "**Tenant Allowance Plans**" means, as to each tenant under a lease which is receiving any Tenant Improvement Allowance, the plans received by Borrower pursuant to the applicable Approved Lease and approved by Borrower and Borrower's Architect covering tenant work under Tenant Improvement Allowances, to be certified by Borrower to the Administrative Agent and the Lenders as approved by the applicable tenant, Borrower, all required Governmental Authorities, and within the Budget and as approved by the Administrative Agent.

(224) "**Tenant Estoppel**" means an estoppel in form and substance reasonably acceptable to the Administrative Agent, to be completed, executed, dated and delivered by the applicable tenant to the Administrative Agent (on behalf of the Lenders) and Borrower pursuant to the terms of this Agreement.

(225) "**Tenant Improvement Allowances**" means those certain tenant improvement allowances which Borrower is obligated to make under Approved Leases or, in the case of a lease that does not require the Administrative Agent's consent, the Leasing Guidelines, for tenant improvement work to be performed by the respective tenants thereunder for which the Administrative Agent may hereafter approve Loans hereunder.

(226) "**Tenant Improvement Plans**" means, as to each tenant under a lease, the plans prepared by the engineers and/or architects for such tenant of the Project under an Approved Lease and approved by Borrower and Borrower's Architect covering Tenant Improvement Work, to be certified by Borrower to the Administrative Agent and the Lenders as approved by the applicable tenant, Borrower, all required Governmental Authorities, and within the Budget and as approved by the Administrative Agent.

(227) "**Tenant Improvement Work**" means work to be performed and paid by Borrower, if any, pursuant to Approved Leases executed in accordance with the provisions of this Agreement.

(228) "**Third Extension Notice**" has the meaning assigned in Section 2.5(3)(a).

(229) "**Third Extension Period**" has the meaning assigned in Section 2.5(3).

(230) "**Third-Party Counterparty**" has the meaning assigned in Section 9.15(3).

(231) "**Third-Party Hedge Agreement**" has the meaning assigned in Section 9.15(3).

(232) "**Threshold Amount**" means $3,000,000.

(233) "**Title Insurer**" means Chicago Title Insurance Company.

(234) "**Title Policy**" has the meaning assigned in Schedule 4 - Part A, paragraph 11.

(235) "**Total Required Equity Contribution**" means the sum at any time of the Initial Equity Contribution and the Delayed Equity Contribution. That amount shall equal $77,137,000.

(236) "**Type**" has the meaning assigned in Section 2.1.

(237) "**Unavoidable Delay**" means any delay due to strikes, acts of God, fire, earthquake, floods, explosion, actions of the elements, other accidents or casualty, declared or undeclared war, riots, mob violence, inability to procure or a general shortage of labor, equipment, facilities, energy, materials or supplies in the open market, failure of transportation, lockouts, tenant delays, actions of labor unions, condemnation, court orders, laws, rules, regulations or orders of Governmental Authorities, or other cause beyond the reasonable control of Borrower; provided that, in each of the foregoing cases, (a) such cause is not within the control of Borrower, (b) Borrower gives notice of such delay to the Administrative Agent within ten (10) days of occurrence of the event resulting in such delay and, after the initial notification, promptly after request of the Administrative Agent or the Construction Consultant, notifies the Administrative Agent and the Construction Consultant of the status of such delay, (c) after giving effect to the consequences of each such delay, the Loans shall remain In Balance and the Budget Line Item for interest shall remain sufficient at all times despite such delay, (d) such delay is permitted under each of the Leases and will not give rise to any tenant termination or cancellation rights thereunder, or Borrower obtains an extension from each tenant equal to such delay so that each of the Leases is at all times in full force and effect and there remains sufficient time to complete all Tenant Improvement Work, (e) Borrower shall use all commercially reasonable efforts to mitigate the delay caused by such event of Unavoidable Delay and (f) the Administrative Agent acknowledges that such delay is due to one of the foregoing causes, which acknowledgment shall not be unreasonably withheld or delayed. For the purposes hereof, Unavoidable Delays shall not include delays caused by Borrower's lack of or inability to procure monies to fulfill Borrower's commitments and obligations under this Agreement or the other Loan Documents.

(238) "**Unpaid Amount**" has the meaning assigned in Section 14.12(2).

(239) "**Unsatisfactory Work**" means any Construction Work which the Administrative Agent and/or the Construction Consultant has reasonably determined has not been completed in a good and workmanlike manner, and, to the extent any Construction Work is not specifically addressed in the construction drawings and specifications, in a manner consistent with sound design principles and/or sound construction practices, or in substantial conformity with the Plans and Specifications, or in accordance with all Applicable Law.

Section 1.2 Types of Loans. Loans hereunder are distinguished by "Type." The "**Type**" of a Loan refers to whether such Loan is a Base Rate Loan or a LIBOR-based Loan, each of which constitutes a Type.

Article 2

Loan Terms

    Section 2.1 The Commitments, Loans and Notes.

    (1) **Loans**. Each Lender severally agrees, on the terms and conditions of this Agreement, to make loans (each advance of such a loan being a "**Loan**" and collectively, the "**Loans**") on a non-revolving basis to Borrower in Dollars from time to time in amounts equal to its Proportionate Share of the aggregate amount of Loans to be made of such time; provided, however, that in no event shall the aggregate principal amount advanced by each Lender exceed the amount of the Commitment of such Lender. The Loans shall be funded and repaid in accordance with this Agreement.

    (2) **Requests for Loan Advances**. With respect to each Loan, Borrower shall give the Administrative Agent (and the Construction Consultant) a Request for Loan Advance as provided in Section 4.2. The Administrative Agent shall give each Lender notice of any such Request for Loan Advance in accordance with Section 2.8(5). Not later than 12:00 noon New York time on the date specified for each Loan, each Lender shall make available for the account of its Applicable Lending Office to the Administrative Agent as specified by the Administrative Agent, in immediately available funds, such Lender's Proportionate Share of each Loan to be made pursuant hereto. After the Administrative Agent's receipt of such funds and upon fulfillment of the applicable conditions set forth in Article 4 and Schedule 4, the Administrative Agent shall make such funds available to Borrower by depositing the same, in immediately available funds, in an account designated by Borrower by the end of business on the applicable advance date, to be applied in accordance with the terms of this Agreement.

    (3) Changes of Commitments.

      (a) The respective Commitments shall reduce pro rata automatically by reason of any prepayment of the Loans applicable thereto in the amount of any such prepayment.

      (b) If the Maturity Date is extended in accordance with Section 2.5, all of the unused Commitments then remaining at the commencement of the extended loan period shall be automatically terminated.

      (c) The Commitments, once terminated or reduced, may not be reinstated. Each termination or reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

    (4) **Lending Offices**. The Loans of each Lender shall be made and maintained at such Lender's Applicable Lending Office for Loans of such Type.

    (5) **Several Obligations**. The failure of any Lender to make any Loan to be made by it on the date specified therefor shall not relieve any other Lender of its obligation to make its Loan, but neither any Lender nor the Administrative Agent shall be responsible for the failure of any other Lender to make a Loan to be made by such other Lender; provided, however,

that no such failure by any Lender of its obligation to make a Loan shall be deemed to result in a default under this Agreement as a result of the Loans not being In Balance for a period of sixty (60) days following such failure.

(6) **Notes**.

(a) **Loan Notes**. The Loans made by each Lender shall be evidenced by a single promissory note of Borrower substantially in the form of <u>Exhibit C</u>, payable to such Lender in a principal amount equal to the amount of its Commitment as originally in effect and otherwise duly completed.

(b) **Endorsements on Notes**. The date, amount, Type, interest rate and duration of Interest Period (if applicable) of each Loan made by each Lender to Borrower, and each payment made on account of the principal thereof, shall be recorded by such Lender on its books and, prior to any transfer of the Note held by it, endorsed by such Lender on the schedule attached to such Note or any continuation thereof; <u>provided</u> that the failure of such Lender to make any such recordation or endorsement shall not affect the obligations of Borrower to make a payment when due of any amount owing hereunder or under such Note in respect of such Loans.

(c) **Substitution, Exchange and Subdivision of Notes**. No Lender shall be entitled to have its Notes substituted or exchanged for any reason, or subdivided for promissory notes of lesser denominations, except in connection with a permitted assignment of all or any portion of such Lender's Commitment, Loans and Note pursuant to <u>Section 12.9</u> and <u>Section 12.24</u> (and, if requested by any Lender, Borrower agrees to so substitute or exchange any Notes and enter into note splitter agreements in connection therewith).

(d) **Loss, Theft, Destruction or Mutilation of Notes**. In the event of the loss, theft or destruction of any Note, upon Borrower's receipt of a reasonably satisfactory indemnification agreement executed in favor of Borrower by the holder of such Note, or in the event of the mutilation of any Note, upon the surrender of such mutilated Note by the holder thereof to Borrower, Borrower shall execute and deliver to such holder a new replacement Note in lieu of the lost, stolen, destroyed or mutilated Note.

(e) **Funding of Loans**. Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will promptly make such Loans available to Borrower by wire transfer of immediately available funds to an account in the United States designated by the applicable Borrower in the applicable Request for Loan Advance.

Section 2.2 Conversions or Continuations of Loans.

(1) Subject to <u>Section 2.8(4)</u>, <u>Section 2.9(2)</u> and <u>Section 2.9(3)</u>, Borrower shall have the right to Convert Loans of one Type into Loans of another Type or Continue Loans of one Type as Loans of the same Type, at any time or from time to time; provided that: (a) Borrower shall give the Administrative Agent notice of each such Conversion or

Continuation as provided in Section 2.8(5); (b) LIBOR-based Loans may be Converted only on the last day of an Interest Period for such Loans unless Borrower complies with the terms of Section 2.9(5) and (c) subject to Section 2.9(1) and Section 2.9(3), any Conversion or Continuation of Loans shall be pro rata among the Lenders. Notwithstanding the foregoing, and without limiting the rights and remedies of the Administrative Agent and the Lenders under Article 11, in the event that any Event of Default exists, the Administrative Agent may (and at the request of the Majority Lenders shall) suspend the right of Borrower to Convert any Loan into a LIBOR-based Loan, or to Continue any Loan as a LIBOR-based Loan for so long as such Event of Default exists, in which event all Loans shall be Converted (on the last day(s) of the respective Interest Periods therefor) or Continued, as the case may be, as Base Rate Loans. In connection with any such Conversion, a Lender may (at its sole and absolute discretion) transfer a Loan from one Applicable Lending Office to another.

(2) Notwithstanding anything to the contrary contained in this Agreement, at any time that a Hedge Agreement is in effect, Borrower shall have the right to choose only an Interest Period which is the same as the Interest Rate Hedge Period.

Section 2.3 Interest Rate; Late Charge.

(1) Borrower hereby promises to pay to the Administrative Agent for account of each Lender interest on the unpaid principal amount of each Loan (which may be Base Rate Loans and/or LIBOR-based Loans) made by such Lender for the period from and including the date of such Loan to but excluding the date such Loan shall be paid in full, at the following rates per annum:

(a) during such periods as such Loan is an Base Rate Loan, the Base Rate plus the Applicable Margin; and

(b) during such periods as such Loan is a LIBOR-based Loan, for each Interest Period relating thereto, the Adjusted Libor Rate for such Loan for such Interest Period plus the Applicable Margin.

(2) Accrued interest on each Loan shall be payable (i) monthly in arrears on each Payment Date and (ii) in the case of any Loan, upon the payment or prepayment thereof or the Conversion of such Loan to a Loan of another Type (but only on the principal amount so paid, prepaid or Converted), except that interest payable at the Default Rate shall be payable from time to time on demand.

(3) Notwithstanding anything to the contrary contained herein, after the Maturity Date and during any period when an Event of Default exists, Borrower shall pay to the Administrative Agent for the account of each Lender interest at the applicable Default Rate on the outstanding principal amount of any Loan made by such Lender, any interest payments (except a late payment of any Additional Interest which shall be governed by the terms of the Hedge Agreement) thereon not paid when due and on any other amount payable by Borrower hereunder, under the Notes and any other Loan Documents.

(4) Promptly after the determination of any interest rate provided for herein or any change therein, the Administrative Agent shall give notice thereof to the Lenders to which

such interest is payable and to Borrower, but the failure of the Administrative Agent to provide such notice shall not affect Borrower's obligation for the payment of interest on the Loans.

(5) In addition to any sums due under this Section 2.3, Borrower shall pay to the Administrative Agent for the account of the Lenders a late payment premium in the amount of five percent (5%) of any payments of interest, principal or other sums under the Loans made more than five (5) days after the due date thereof (excluding payment of principal due on the Maturity Date or upon acceleration of the Notes), which late payment premium shall be due with any such late payment or upon demand by the Administrative Agent. Such late payment charge represents the reasonable estimate of Borrower and the Lenders of a fair average compensation for the loss that may be sustained by the Lenders due to the failure of Borrower to make timely payments. Such late charge shall be paid without prejudice to the right of the Administrative Agent and the Lenders to collect any other amounts provided herein or in the other Loan Documents to be paid or to exercise any other rights or remedies under the Loan Documents.

(6) Borrower shall pay Additional Interest under the Notes in accordance with the terms of the Hedge Agreement.

Section 2.4 Terms of Payment. The Loans shall be payable as follows:

(1) **Interest**. Commencing on October 1, 2006, Borrower shall pay interest in arrears on each Payment Date in accordance with the wire transfer instructions set forth in Schedule 2.4(1) hereto (or such other instructions as the Administrative Agent may from time to time provide) until all amounts due under the Loan Documents are paid in full. Subject to the provisions of Article 4 and Section 2.1, such accrued interest shall be payable from the interest reserves established pursuant to the Budget; provided, however, that such reserves shall not limit Borrower's obligation to pay such accrued interest.

(2) **Principal Payments During Second Extension Period and Third Extension Period**. If Borrower shall have elected to extend the term of the Loans for the Second Extension Period or Third Extension Period in accordance with Section 2.5(2) or 2.5(3), respectively, Borrower hereby promises to pay during the Second Extension Period and Third Extension Period to the Administrative Agent (on behalf of the Lenders), monthly payments of principal in arrears on each Payment Date. Each such payment shall be in an amount equal to the payment that would be due on such Payment Date under a thirty (30) year "mortgage style" amortization schedule sufficient to fully amortize a loan with a principal amount equal to the outstanding principal amount of the Loans on the date that is ten (10) Business Days prior to the first day of the Second Extension Period and an interest rate equal to the greatest of: (i) 6.10%; (ii) the sum of (A) 1.5% plus (B) a rate determined by Administrative Agent as of ten (10) Business Days prior to the commencement of the Second Extension Period equivalent to the yield, calculated by linear interpolation (rounded to the nearest 1/32 of 1%), on-the-run, bidside United States Treasury obligations having maturities as close as possible to ten (10) years from the date of such determination; and (iii) the then current rate as determined in accordance with Section 2.3 (provided that if there is more than one Interest Period at such time, the rate shall be the highest rate on any Loans at such time), such computation to be reasonably made by the Administrative Agent. The Administrative Agent shall notify Borrower of the amount of each

such amortization payment at least five (5) Business Days before such amortization payments commence for the Second Extension Period.

(3) **Maturity**. On the Maturity Date, Borrower shall pay to the Administrative Agent (on behalf of the Lenders) all outstanding principal, accrued and unpaid interest, and any other amounts due under the Loan Documents.

(4) **Optional Prepayments**. Subject to the provisions of Section 2.4(6) and Section 2.9(5), Borrower shall have the right to prepay Loans in whole or in part, without premium or penalty; provided that: (a) Borrower shall give the Administrative Agent notice of each such prepayment as provided in Section 2.8(5) (and, upon the date specified in any such notice of prepayment, the amount to be prepaid shall become due and payable hereunder) and (b) partial prepayments shall be in the minimum aggregate principal amounts specified in Section 2.8(4). Loans that are prepaid cannot be reborrowed.

(5) **Mandatory Prepayments**. If a casualty or condemnation shall occur with respect to the Project, Borrower, upon Borrower's or the Administrative Agent's receipt of the applicable insurance proceeds or condemnation award, shall prepay the Loan, if required by the provisions of Article 3, on the dates and in the amounts specified therein without premium (but subject to the provisions of Section 2.4(6) and Section 2.9(5)). Nothing in this Section 2.4(5) shall be deemed to limit any obligation of Borrower under the Mortgage or any other Security Document, including any obligation to remit to a collateral or similar account maintained by the Administrative Agent pursuant to the Mortgage or any of the other Security Documents the proceeds of insurance, condemnation award or other compensation received in respect of any casualty or condemnation. Prepayments pursuant to this Section 2.4(5) shall be applied to the Loans then outstanding pro rata in the order set forth in Section 2.4(6).

(6) **Interest and Other Charges on Prepayment**. If the Loans are prepaid, in whole or in part, pursuant to Section 2.4(4) or Section 2.4(5), each such prepayment shall be made on the prepayment date specified in the notice to the Administrative Agent pursuant to Section 2.8(5), and (in every case) together with (a) the accrued and unpaid interest (including accrued and unpaid Additional Interest, if applicable) on the principal amount prepaid and (b) any amounts payable to a Lender pursuant to Section 2.9(5) as a result of such prepayment while an Adjusted Libor Rate is in effect; provided, however, that any such prepayment shall be applied first, to the prepayment of any portions of the outstanding principal amount that are Base Rate Loans and, second, to the prepayment of any portions of the outstanding principal amount that are LIBOR-based Loans applying such sums first to LIBOR-based Loans of the shortest maturity so as to minimize breakage costs; provided, further, however, that if an Event of Default exists, the Administrative Agent may distribute such payment to the Lenders for application in such manner as it or the Majority Lenders, subject to Section 2.8(2), may determine to be appropriate.

(7) **Application of Payments**. All payments received by the Administrative Agent under the Loan Documents shall be applied: first, to any fees and expenses due to the Administrative Agent and the Lenders under the Loan Documents; second, to any Default Rate interest or late charges; third, to accrued and unpaid interest; and fourth, to the principal sum and other amounts due under the Loan Documents; provided, however, that, if an Event of Default

exists the Administrative Agent shall apply such payments in any order or manner as the Administrative Agent shall determine.

Section 2.5 Extension of Maturity Date.

(1) **First Extension of Maturity Date.** Borrower may, at its option, extend the term of the then outstanding principal amount for a period of one (1) year to the first anniversary of the original Maturity Date (the applicable period being, the "**First Extension Period**"), subject to the satisfaction of the following conditions:

(a) Borrower shall notify (the "**First Extension Notice**") the Administrative Agent of Borrower's exercise of such option between sixty (60) and one hundred twenty (120) days prior to the original Maturity Date;

(b) No monetary default or Event of Default exists as of the date of the Extension Notice or as of the original Maturity Date or would result from the extension of the maturity of the Loans for the First Extension Period;

(c) Borrower shall have satisfied all of the Base Building Substantial Completion Conditions prior to the original Maturity Date; the completion of all Tenant Improvement Work shall be on schedule and within the amount allocated thereto on the Budget (or paid for by Borrower if above the amount allocated thereto on the Budget); and there shall exist no construction liens, materialman's liens or mechanic's liens on the Project, except for those which are being contested in compliance with Section 9.23; and the Administrative Agent shall have determined in its discretion that the Loans are and shall remain through the First Extension Period In Balance;

(d) All Government Approvals for the Improvements shall have been received to the extent then applicable, with copies (if applicable) having been delivered to the Administrative Agent;

(e) If the Hedge Agreement in effect at the time of Borrower's giving of the First Extension Notice is scheduled to mature or expire prior to the end of the First Extension Period, Borrower shall have obtained and delivered to the Administrative Agent not later than three (3) Business Days prior to the first day of the First Extension Period one or more replacement Hedge Agreements which meet the requirements of Section 9.15 which shall be effective on or before the date the then effective Hedge Agreement is scheduled to mature or expire and shall have a maturity date not earlier than the end of the First Extension Period;

(f) The expiration date of any Letters of Credit, if still outstanding pursuant to the terms of this Agreement or any other Loan Document, shall be extended to a date which is thirty (30) days beyond the end of the First Extension Period;

(g) Current financial statements regarding Borrower (dated not earlier than ninety (90) days prior to the First Extension Notice) and all other financial statements and other information as may be required under this Agreement and the Loan Documents regarding Borrower and the Project shall have been submitted promptly to the Administrative Agent;

(h) As of the date of the Extension Notice, and as of the original Maturity Date, Guarantor shall be in compliance with the Financial Covenants (without regard to any otherwise applicable dates as of which the Financial Covenants are to be measured as set forth in the Guarantor Documents), and an Authorized Officer of Guarantor shall have delivered to the Administrative Agent a certificate to such effect;

(i) Whether or not the extension becomes effective, Borrower shall pay all out-of-pocket costs and expenses incurred by the Administrative Agent and the Lenders in connection with the proposed extension (pre- and post-closing), including appraisal fees and reasonable legal fees; all such costs and expenses shall be due and payable within ten (10) days of demand, and any failure to pay such amounts shall constitute a default under this Agreement and the Loan Documents; and

(j) Not later than the original Maturity Date, (i) the extension shall have been documented to the Lenders' reasonable satisfaction and consented to by Borrower, the Administrative Agent and all the Lenders, including the execution and delivery by the Guarantor of reaffirmations of their respective obligations under the Guarantor Documents and (ii) the Administrative Agent shall have been provided with an updated title report and judgment and lien searches, and appropriate title insurance endorsements shall have been issued as required by the Administrative Agent.

Any such extension shall be otherwise subject to all of the other terms and provisions of this Agreement and the other Loan Documents.

(2) **Second Extension of Maturity Date.** In the event Borrower has previously extended the Maturity date in accordance with Section 2.5(1), Borrower may, at its option, extend the term of the then outstanding principal amount of the Loans for a period of one (1) year to the second anniversary of the original Maturity Date (as extended by the First Extension Period) (the applicable period being, the "**Second Extension Period**"), subject to the satisfaction of the following conditions:

(a) Borrower shall notify (the "**Second Extension Notice**") the Administrative Agent of Borrower's exercise of such option between sixty (60) and one hundred twenty (120) days prior to the original Maturity Date;

(b) No monetary default or Event of Default exists as of the date of the Second Extension Notice, as of the Maturity Date, as extended by the First Extension Period, or would result from the extension of the maturity of the Loans for the Second Extension Period;

(c) Borrower shall have satisfied all of the Base Building Substantial Completion Conditions prior to the original Maturity Date; the completion of all Tenant Improvement Work shall be on schedule and within the amount allocated thereto on the Budget (or paid for by Borrower if above the amount allocated thereto on the Budget); and there shall exist no construction liens, materialman's liens or mechanic's liens on the Project, except for those which are being contested in compliance with Section 9.23; and the Administrative Agent shall have determined in its discretion that the Loans are and shall remain through the Second Extension Period In Balance;

(d) As of the commencement of the Second Extension Period, Borrower shall be in compliance with the Minimum DSCR Covenant set forth in <u>Section 9.31</u>, or shall have made a DSCR Covenant Cure Deposit, in accordance with the provisions of Section 9.31;

(e) The Debt Service Coverage Ratio based on the outstanding Commitments for the most recently ended calendar quarter prior to the Maturity Date, as extended by the First Extension Period, shall be equal to or greater than 1.25:1.00;

(f) The ratio of (a) the total outstanding principal balance of the Loans to (b) the value of the Project does not exceed seventy-five percent (75%) based on the "as is" value established by a new Appraisal obtained by the Administrative Agent not more than sixty (60) days prior to the Maturity Date, as extended by the First Extension Period, such Appraisal to be at Borrower's expense and satisfactory to the Administrative Agent in all respects;

(g) The Project is at least eighty percent (80%) leased under Approved Leases with tenants in Occupancy and who are not in material default under their respective Leases (and for purposes of determining whether the Project is eighty percent (80%) leased, so long as the obligations under <u>Section 1.01(a)</u> of the New Century Guaranty is in effect and operative, the premises under the New Century Lease shall be considered Occupied);

(h) All Government Approvals for the Improvements shall have been received to the extent then applicable, with copies (if applicable) having been delivered to the Administrative Agent;

(i) If the Hedge Agreement in effect at the time of Borrower's giving of the Second Extension Notice is scheduled to mature or expire prior to the end of the Second Extension Period, Borrower shall have obtained and delivered to the Administrative Agent not later than three (3) Business Days prior to the first day of the Second Extension Period one or more replacement Hedge Agreements which meet the requirements of <u>Section 9.15</u> which shall be effective on or before the date the then effective Hedge Agreement is scheduled to mature or expire and shall have a maturity date not earlier than the end of the Second Extension Period;

(j) The expiration date of any Letters of Credit, if still outstanding pursuant to the terms of this Agreement or any other Loan Document, shall be extended to a date which is thirty (30) days beyond the end of the Second Extension Period;

(k) Current financial statements regarding Borrower (dated not earlier than ninety (90) days prior to the Second Extension Notice) and all other financial statements and other information as may be required under this Agreement and the Loan Documents regarding Borrower and the Project shall have been submitted promptly to the Administrative Agent;

(l) As of the date of the Extension Notice, and as of the Maturity Date, as extended for the First Extension Period, Guarantor shall be in compliance with the Financial Covenants (without regard to any otherwise applicable dates as of which the Financial Covenants are to be measured as set forth in the Guarantor Documents), and an Authorized Officer of Guarantor shall have delivered to the Administrative Agent a certificate to such effect;

(m) Whether or not the extension becomes effective, Borrower shall pay all out-of-pocket costs and expenses incurred by the Administrative Agent and the Lenders in connection with the proposed extension (pre- and post-closing), including appraisal fees and reasonable legal fees; all such costs and expenses shall be due and payable within ten (10) days of demand, and any failure to pay such amounts shall constitute a default under this Agreement and the Loan Documents;

(n) Not later than the Maturity Date, as extended by the First Extension Period, (i) the extension shall have been documented to the Lenders' reasonable satisfaction and consented to by Borrower, the Administrative Agent and all the Lenders, including the execution and delivery by the Guarantor of reaffirmations of their respective obligations under the Guarantor Documents and (ii) the Administrative Agent shall have been provided with an updated title report and judgment and lien searches, and appropriate title insurance endorsements shall have been issued as required by the Administrative Agent; and

(o) Borrower shall pay to the Administrative Agent (for the benefit of the Lenders in accordance with their Proportionate Shares) on the Maturity Date, as extended by the First Extension, a non-refundable extension fee equal to 0.125% of an amount equal to the outstanding principal amount at such time.

Any such extension shall be otherwise subject to all of the other terms and provisions of this Agreement and the other Loan Documents. It is understood and agreed that the Commitments of the Lenders, to the extent that they have not theretofore been funded as of the Maturity Date, as extended for the First Extension Period, shall be reduced to zero as of such date.

(3) **Third Extension of Maturity Date.** In the event Borrower has previously extended the Maturity Date in accordance with Sections 2.5(1) and 2.5(2), Borrower may, at its option, extend the term of the then outstanding principal amount of the Loans for a period of one (1) year to the third anniversary of the original Maturity Date (as extended by the First Extension Period and the Second Extension Period) (the applicable period being, the "**Third Extension Period**"), subject to the satisfaction of the following conditions:

(a) Borrower shall notify (the "**Third Extension Notice**") the Administrative Agent of Borrower's exercise of such option between sixty (60) and one hundred twenty (120) days prior to the Maturity Date, as extended by the First Extension Period and the Second Extension Period;

(b) No monetary default or Event of Default exists as of the date of the Third Extension Notice, as of the Maturity Date (as extended by the First Extension Period and the Second Extension Period) or would result from the extension of the maturity of the Loans for the Third Extension Period;

(c) Borrower shall have satisfied all of the Base Building Substantial Completion Conditions prior to the original Maturity Date; the completion of all Tenant Improvement Work shall be on schedule and within the amount allocated thereto on the Budget (or paid for by Borrower if above the amount allocated thereto on the Budget); and there shall exist no construction liens, materialman's liens or mechanic's liens on the Project, except for those which are being contested in compliance with Section 9.23; and the Administrative Agent

41

shall have determined in its discretion that the Loans are and shall remain through the Third Extension Period In Balance;

(d) As of the commencement of the Third Extension Period, Borrower shall be in compliance with the Minimum DSCR Covenant set forth in <u>Section 9.31</u>, or shall have made a DSCR Covenant Cure Deposit, in accordance with the provisions of Section 9.31;

(e) The ratio of (a) the total outstanding principal balance of the Loans to (b) the value of the Project does not exceed seventy-five percent (75%) based on the "as is" value established by a new Appraisal obtained by the Administrative Agent not more than sixty (60) days prior to the Maturity Date, as extended by the First Extension Period and the Second Extension Period, such Appraisal to be at Borrower's expense and satisfactory to the Administrative Agent in all respects;

(f) The Project is at least eighty percent (80%) leased under Approved Leases with tenants in Occupancy and who are not in material default under their respective Leases (and for purposes of determining whether the Project is eighty percent (80%) leased, so long as the obligations under <u>Section 1.01(a)</u> of the New Century Guaranty is in effect and operative, the premises under the New Century Lease shall be considered Occupied);

(g) All Government Approvals for the Improvements shall have been received to the extent then applicable, with copies (if applicable) having been delivered to the Administrative Agent;

(h) The Debt Service Coverage Ratio based on the outstanding Commitments for the most recently ended calendar quarter prior to the Maturity Date, as extended by the First Extension Period and the Second Extension Period, shall be equal to or greater than 1.25:1.00;

(i) If the Hedge Agreement in effect at the time of Borrower's giving of the Third Extension Notice is scheduled to mature or expire prior to the end of the Third Extension Period, Borrower shall have obtained and delivered to the Administrative Agent not later than three (3) Business Days prior to the first day of the Third Extension Period one or more replacement Hedge Agreements which meet the requirements of <u>Section 9.15</u> which shall be effective on or before the date the then effective Hedge Agreement is scheduled to mature or expire and shall have a maturity date not earlier than the end of the Third Extension Period;

(j) The expiration date of any Letters of Credit, if still outstanding pursuant to the terms of this Agreement or any other Loan Document, shall be extended to a date which is thirty (30) days beyond the end of the Third Extension Period;

(k) Current financial statements regarding Borrower (dated not earlier than ninety (90) days prior to the Third Extension Notice) and all other financial statements and other information as may be required under this Agreement and the Loan Documents regarding Borrower and the Project shall have been submitted promptly to the Administrative Agent;

(l) As of the date of the Extension Notice, and as of the Maturity Date, as extended for the Second Extension Period, Guarantor shall be in compliance with the

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Financial Covenants (without regard to any otherwise applicable dates as of which the Financial Covenants are to be measured as set forth in the Guarantor Documents), and an Authorized Officer of Guarantor shall have delivered to the Administrative Agent an unqualified certificate to such effect;

(m) Whether or not the extension becomes effective, Borrower shall pay all out-of-pocket costs and expenses incurred by the Administrative Agent and the Lenders in connection with the proposed extension (pre- and post-closing), including appraisal fees and reasonable legal fees; all such costs and expenses shall be due and payable within ten (10) days of demand, and any failure to pay such amounts shall constitute a default under this Agreement and the Loan Documents;

(n) Not later than the Maturity Date, as extended by the First Extension Period and the Second Extension Period, (i) the extension shall have been documented to the Lenders' reasonable satisfaction and consented to by Borrower, the Administrative Agent and all the Lenders, including the execution and delivery by the Guarantor of reaffirmations of their respective obligations under the Guarantor Documents and (ii) the Administrative Agent shall have been provided with an updated title report and judgment and lien searches, and appropriate title insurance endorsements shall have been issued as required by the Administrative Agent; and

(o) Borrower shall pay to the Administrative Agent (for the benefit of the Lenders in accordance with their Proportionate Shares) on the Maturity Date, as extended by the First Extension and the Second Extension Period, a non-refundable extension fee equal to 0.125% of an amount equal to the outstanding principal amount at such time.

Any such extension shall be otherwise subject to all of the other terms and provisions of this Agreement and the other Loan Documents.

Section 2.6 Agency Fee. Until payment in full of all obligations under this Agreement and the other Loan Documents, Borrower shall pay to Administrative Agent, for its sole account, the Agency Fee in accordance with the Fee Letter.

Section 2.7 Reserved.

Section 2.8 Payments; Pro Rata Treatment; Etc.

(1) **Payments Generally**.

(a) **Payments by Borrower**. Except to the extent otherwise provided herein, all payments of principal, interest and other amounts to be made by Borrower under this Agreement and the Notes, and, except to the extent otherwise provided therein, all payments to be made by Borrower under any other Loan Document, shall be made in Dollars, in immediately available funds, without deduction, set-off or counterclaim, to the Administrative Agent at an account designated by the Administrative Agent by notice to Borrower, not later than 12:00 noon, New York City time, on the date on which such payment shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding Business Day).

(b) **Application of Payments**. Subject to the provisions of Section 2.4(7), Borrower shall, at the time of making each payment under this Agreement or any Note for the account of any Lender, specify to the Administrative Agent (which shall so notify the intended recipient(s) thereof) the Loans or other amounts payable by Borrower hereunder to which such payment is to be applied (and in the event that Borrower fails to so specify, or if an Event of Default has occurred and is continuing, the Administrative Agent may distribute such payment to the Lenders for application in such manner as it may determine to be appropriate, subject to Section 2.8(2) and any other agreement among the Administrative Agent and the Lenders with respect to such application).

(c) **Forwarding of Payments by Administrative Agent**. Except as otherwise agreed by the Administrative Agent and the Lenders, each payment received by the Administrative Agent under this Agreement or any Note for account of any Lender shall be paid by the Administrative Agent promptly to such Lender, in immediately available funds, for account of such Lender's Applicable Lending Office for the Loan or other obligation in respect of which such payment is made.

(d) **Extensions to Next Business Day**. If the due date of any payment under this Agreement or any Note would otherwise fall on a day that is not a Business Day, such date shall be extended to the next succeeding Business Day, and interest shall be payable for any principal so extended for the period of such extension.

(2) **Pro Rata Treatment**. Except to the extent otherwise provided herein: (a) each advance of a Loan from the Lenders under Section 2.1(1) shall be made from the Lenders, and any termination of the obligation to make an advance of the Loans shall be applied to the respective Commitments of the Lenders, pro rata according to the amounts of their respective Commitments; (b) except as otherwise provided in Section 2.9(4), Loans shall be allocated pro rata among the Lenders according to the amounts of their respective Commitments (in the case of the making of Loans) or their respective Loans (in the case of Conversions or Continuations of Loans); (c) each payment or prepayment of principal of Loans by Borrower shall be made for account of the Lenders pro rata in accordance with the respective unpaid principal amounts of the Loans held by them (subject to the terms of any separate agreement among the Administrative Agent and the Lenders); and (d) each payment of interest on Loans by Borrower shall be made for account of the Lenders pro rata in accordance with the amounts of interest on such Loans then due and payable to the respective Lenders (subject to the terms of any separate agreement among the Administrative Agent and the Lenders).

(3) **Computations**. Interest on all Loans shall be computed on the basis of a year of 360 days and actual days elapsed (including the first day but excluding the last day) occurring in the period for which payable.

(4) **Minimum Amounts**. Except for (a) mandatory prepayments made pursuant to Section 2.4(5) and (b) Conversions or prepayments made pursuant to Section 2.9(4), and (c) advances pursuant to Section 4.4, Section 4.5, Section 4.6, Section 4.12, and Section 4.14, each borrowing, Conversion, Continuation and partial prepayment of principal (collectively, "**Loan Transactions**") of Loans shall be in an aggregate amount at least equal to $1,000,000 (Loan Transactions of or into Loans of different Types or Interest Periods at the same time hereunder shall be deemed separate Loan Transactions for purposes of the foregoing, one

for each Type or Interest Period); *provided* that if any Loans or borrowings would otherwise be in a lesser principal amount for any period, such Loans shall be Base Rate Loans during such period and if such Loans are LIBOR-based Loans, additional increments shall be in a minimum amount at least equal to $100,000. Notwithstanding the foregoing, the minimum amount of $1,000,000 shall not apply to Conversions of lesser amounts into a tranche of Loans that has (or will have upon such Conversion) an aggregate principal amount exceeding such minimum amount and one Interest Period.

(5) **Certain Notices**. Notices by Borrower to the Administrative Agent regarding Loan Transactions and the selection of Types of Loans and/or of the duration of Interest Periods shall be irrevocable and shall be effective only if received by the Administrative Agent (and, in the case of a Request for Loan Advance, the Construction Consultant) not later than 12:00 noon, New York City time, on the number of Business Days prior to the date of the proposed Loan Transaction or the first day of such Interest Period specified below:

Notice	Number of Business Days Prior
Request for Loan Advance	10
Optional Prepayment	3
Conversions into, Continuations as, or borrowings in Base Rate Loans	3
Conversions into, Continuations as, borrowings in or changes in duration of Interest Period for, LIBOR-based Loans (subject to Section 2.4(6))	3

Each such notice of a Loan Transaction shall specify the amount (subject to Section 2.8(4)), Type, and Interest Period of such proposed Loan Transaction, and the date (which shall be a Business Day) of such proposed Loan Transaction and in the case of a Request for Loan Advance, shall be accompanied by all documentation required by this Agreement as a condition precedent to the applicable Loans. Notices for Conversions and Continuations shall be in the form of Exhibit E. Each such notice specifying the duration of an Interest Period shall specify the portion of the Loans to which such Interest Period is to relate. In the case of a Request for Loan Advance, the Administrative Agent shall notify the Lenders of their respective Proportionate Shares of the amount approved by the Administrative Agent and the Construction Consultant. The Administrative Agent shall promptly notify the Lenders of the contents of each such notice. If Borrower fails to select (i) the Type of Loan or (ii) the duration of any Interest Period for any LIBOR-based Loan within the time period (*i.e.*, three (3) Business Days prior to the first day of the next applicable Interest Period) and otherwise as provided in this Section 2.8(5), such Loan (if outstanding as a LIBOR Loan) will be automatically Continued as an LIBOR-based Loan with an Interest Period of one (1) month on the last day of the current Interest Period for such Loan (based on a LIBOR-based Rate determined two (2) Business Days prior to the first day of the next Interest Period) or, if outstanding as an Base Rate Loan, will remain as a Base Rate Loan.

(6) **Non Receipt of Funds by the Administrative Agent**. Unless the Administrative Agent shall have been notified by a Lender or Borrower (in either case, the

"**Payor**") prior to the date on which the Payor is to make payment to the Administrative Agent of (in the case of a Lender) the proceeds of a Loan to be made by such Lender hereunder or (in the case of Borrower) a payment to the Administrative Agent for account of any Lender hereunder (in either case, such payment being herein called the "**Required Payment**"), which notice shall be effective upon receipt, that the Payor does not intend to make the Required Payment to the Administrative Agent, the Administrative Agent may assume that the Required Payment has been made and may, in reliance upon such assumption (but shall not be required to), make the amount thereof available to the intended recipient(s) on such date; and, if the Payor has not in fact made the Required Payment to the Administrative Agent, the recipient(s) of such payment shall, on demand, repay to the Administrative Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date (the "**Advance Date**") such amount was so made available by the Administrative Agent until the date the Administrative Agent recovers such amount at a rate per annum equal to (a) the Federal Funds Rate for such day in the case of payments returned to the Administrative Agent by any of the Lenders or (b) the applicable interest rate due hereunder with respect to payments returned by Borrower to the Administrative Agent and, if such recipient(s) shall fail promptly to make such payment, the Administrative Agent shall be entitled to recover such amount, on demand, from the Payor, together with interest as aforesaid; provided that if neither the recipient(s) nor the Payor shall return the Required Payment to the Administrative Agent within three (3) Business Days of the Advance Date, then, retroactively to the Advance Date, the Payor and the recipient(s) shall each be obligated to pay interest on the Required Payment as follows:

(a) if the Required Payment shall represent a payment to be made by Borrower to the Lenders, Borrower and the recipient(s) shall each be obligated retroactively to the Advance Date to pay interest in respect of the Required Payment at the Default Rate (without duplication of the obligation of Borrower under Section 2.3 to pay interest on the Required Payment at the Default Rate), it being understood that the return by the recipient(s) of the Required Payment to the Administrative Agent shall not limit such obligation of Borrower under Section 2.3 to pay interest at the Default Rate in respect of the Required Payment, and

(b) if the Required Payment shall represent proceeds of a Loan to be made by the Lenders to Borrower, the Payor and Borrower shall each be obligated retroactively to the Advance Date to pay interest in respect of the Required Payment pursuant to whichever of the rates specified in Section 2.3 is applicable to the Type of such Loan, it being understood that the return by Borrower of the Required Payment to the Administrative Agent shall not limit any claim Borrower may have against the Payor in respect of such Required Payment.

(7) **Sharing of Payments, Etc**. If any Lender shall obtain from Borrower or in any other manner payment of any principal of or interest on any Loan owing to it or payment of any other amount under this Agreement or any other Loan Document, and, as a result of such payment, such Lender shall have received a greater percentage of the principal of or interest on the Loans or such other amounts then due hereunder or thereunder by Borrower to such Lender than the percentage received by any other Lender, it shall promptly purchase from such other Lenders participations in (or, if and to the extent specified by such Lender, direct interests in) the Loans or such other amounts, respectively, owing to such other Lenders (or in interest due thereon, as the case may be) in such amounts, and make such other adjustments from time to time as shall be equitable, to the end that all the Lenders shall share the benefit of such excess

payment (net of any expenses that may be incurred by such Lender in obtaining or preserving such excess payment) pro rata in accordance with the unpaid principal of and/or interest on the Loans or such other amounts, respectively, owing to each of the Lenders. To such end all the Lenders shall make appropriate adjustments among themselves (by the resale of participations sold or otherwise) if such payment is rescinded or must otherwise be restored.

Section 2.9 Yield Protection; Etc.

(1) **Additional Costs**.

(a) **Costs of Making or Maintaining LIBOR-based Loans**. Borrower shall pay directly to each Lender from time to time such amounts as such Lender may in good faith determine to be necessary to compensate such Lender for any costs that such Lender in good faith determines are attributable to its making or maintaining of any LIBOR-based Loans or its obligation to make any LIBOR-based Loans hereunder, or any reduction in any amount receivable by such Lender hereunder in respect of any of such Loans or such obligation (such increases in costs and reductions in amounts receivable being herein called "**Additional Costs**"), resulting from any Regulatory Change that:

(A) shall subject any Lender (or its Applicable Lending Office for any of such Loans) to any tax, duty or other charge in respect of such Loans or its Note or changes the basis of taxation of any amounts payable to such Lender under this Agreement or its Note in respect of any of such Loans (excluding changes in the rate of tax on the overall net income of such Lender or of such Applicable Lending Office by the jurisdiction in which such Lender has its principal office or such Applicable Lending Office); or

(B) imposes or modifies any reserve, special deposit or similar requirements (other than the Reserve Requirement used in the determination of the Adjusted Libor Rate for any Interest Period for such Loan) relating to any extensions of credit or other assets of, or any deposits with or other liabilities of, such Lender (including, without limitation, any of such Loans or any deposits referred to in the definition of "Libor Rate"), or any commitment of such Lender (including, without limitation, the Commitment of such Lender hereunder); or

(C) imposes any other condition affecting this Agreement or its Note (or any of such extensions of credit or liabilities) or its Commitment.

If any Lender requests compensation from Borrower under this paragraph (a), Borrower may, by notice to such Lender (with a copy to the Administrative Agent), suspend the obligation of such Lender thereafter to make or Continue LIBOR-based Loans, or to Convert Loans into LIBOR-based Loans, until the Regulatory Change giving rise to such request ceases to be in effect (in which case the provisions of Section 2.9(4) shall be applicable), provided that such suspension shall not affect the right of such Lender to receive the compensation so requested.

(b) **Costs Attributable to Regulatory Change or Risk-Based Capital Guidelines**. Without limiting the effect of the foregoing provisions of this Section 2.9(1) (but without duplication), Borrower shall pay directly to each Lender from time to time on request such amounts as such Lender may determine in good faith to be necessary to compensate such Lender (or, without duplication, the bank holding company of which such Lender is a subsidiary) for any costs that it determines in good faith are attributable to the maintenance by such Lender (or any Applicable Lending Office or such bank holding company), pursuant to any law or regulation or any interpretation, directive or request (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) of any court or governmental or monetary authority (i) following any Regulatory Change or (ii) implementing any risk based capital guideline or other requirement (whether or not having the force of law and whether or not the failure to comply therewith would be unlawful) hereafter issued by any government or governmental or supervisory authority implementing at the national level the Basle Accord, of capital in respect of its Commitment or Loans (such compensation to include, without limitation, an amount equal to any reduction of the rate of return on assets or equity of such Lender (or any Applicable Lending Office or such bank holding company) to a level below that which such Lender (or any Applicable Lending Office or such bank holding company) could have achieved but for such law, regulation, interpretation, directive or request).

(c) **Notification and Certification**. Each Lender shall notify Borrower of any event occurring after the date hereof entitling such Lender to compensation under paragraph (a) or (b) of this Section 2.9(1) as promptly as practicable, but in any event within sixty (60) days, after such Lender obtains actual knowledge thereof; provided that (i) if any Lender fails to give such notice within sixty (60) days after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to this Section 2.9(1) in respect of any costs resulting from such event, only be entitled to payment under this Section 2.9(1) for costs incurred from and after the date forty-five (45) days prior to the date that such Lender does give such notice and (ii) each Lender will designate a different Applicable Lending Office for the Loans of such Lender affected by such event if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the sole opinion of such Lender, be disadvantageous to such Lender, except that such Lender shall have no obligation to designate an Applicable Lending Office located in the United States of America. Each Lender will furnish to Borrower a certificate setting forth the basis and amount of each request by such Lender for compensation under paragraph (a) or (b) of this Section 2.9(1). Determinations and allocations by any Lender for purposes of this Section 2.9(1) of the effect of any Regulatory Change pursuant to paragraph (a) of this Section 2.9(1), or of the effect of capital maintained pursuant to paragraph (b) of this Section 2.9(1), on its costs or rate of return of maintaining Loans or its obligation to make Loans, or on amounts receivable by it in respect of Loans, and of the amounts required to compensate such Lender under this Section 2.9(1), shall be conclusive, provided that such determinations and allocations are made on a reasonable basis.

(2) **Limitation on Types of Loans**. Anything herein to the contrary notwithstanding, if, on or prior to the determination of the Libor Rate for any Interest Period for any LIBOR-based Loan:

(a) the Administrative Agent determines, which determination shall be conclusive, that quotations of interest rates for the relevant deposits referred to in the definition of Libor Rate are not being provided in the relevant amounts or for the relevant maturities for purposes of determining rates of interest for LIBOR-based Loans as provided herein; or

(b) the Majority Lenders determine, which determination shall be conclusive, and notify the Administrative Agent that the relevant rates of interest referred to in the definition of Libor Rate upon the basis of which the rate of interest for LIBOR-based Loans for such Interest Period is to be determined are not likely adequately to cover the cost to such Lenders of making or maintaining LIBOR-based Loans for such Interest Period;

then the Administrative Agent shall give Borrower and each Lender prompt notice thereof and, so long as such condition remains in effect, the Lenders shall be under no obligation to make additional LIBOR-based Loans, to Continue LIBOR-based Loans or to Convert Loans of any other Type into LIBOR-based Loans, and Borrower shall, on the last day(s) of the then current Interest Period(s) for the outstanding LIBOR-based Loans, either prepay such Loans or such Loans shall be automatically Converted into Base Rate Loans.

(3) **Illegality**. Notwithstanding any other provision of this Agreement, in the event that it becomes unlawful for any Lender or its Applicable Lending Office to honor its obligation to make or maintain LIBOR-based Loans hereunder (and, in the sole opinion of such Lender, the designation of a different Applicable Lending Office would either not avoid such unlawfulness or would be disadvantageous to such Lender), then such Lender shall promptly notify Borrower thereof (with a copy to the Administrative Agent) and such Lender's obligation to make or Continue, or to Convert Loans of any other Type into, LIBOR-based Loans shall be suspended until such time as such Lender may again make and maintain LIBOR-based Loans (in which case the provisions of Section 2.9(4) shall be applicable).

(4) **Treatment of Affected Loans**. If the obligation of any Lender to make LIBOR-based Loans or to Continue, or to Convert Base Rate Loans into, LIBOR-based Loans shall be suspended pursuant to Section 2.9(1) or Section 2.9(3), such Lender's Loans shall be automatically Converted into Base Rate Loans on the last day(s) of the then current Interest Period(s) for Loans (or, in the case of a Conversion resulting from a circumstance described in Section 2.9(3), on such earlier date as such Lender may specify to Borrower with a copy to the Administrative Agent) and, unless and until such Lender gives notice as provided below that the circumstances specified in Section 2.9(1) or Section 2.9(3) that gave rise to such Conversion no longer exist:

(a) to the extent that such Lender's Loans have been so Converted, all payments and prepayments of principal that would otherwise be applied to such Lender's Loans shall be applied instead to its Base Rate Loans; and

(b) all Loans that would otherwise be made or Continued by such Lender as LIBOR-based Loans shall be made or Continued instead as Base Rate Loans, and all Loans of such Lender that would otherwise be Converted into LIBOR-based Loans shall remain as Base Rate Loans.

If such Lender gives notice to Borrower with a copy to the Administrative Agent that the circumstances specified in Section 2.9(1) or Section 2.9(3) that gave rise to the Conversion of such Lender's Loans pursuant to this Section 2.9(4) no longer exist (which such Lender agrees to do promptly upon such circumstances ceasing to exist) at a time when LIBOR-based Loans made by other Lenders are outstanding, such Lender's Base Rate Loans shall be automatically Converted, on the first day(s) of the next succeeding Interest Period(s) for such outstanding

LIBOR-based Loans, to the extent necessary so that, after giving effect thereto, all Base Rate Loans and LIBOR-based Loans are allocated among the Lenders ratably (as to principal amounts, Types and Interest Periods) in accordance with their respective Commitments.

(5) **Compensation**. Borrower shall pay to the Administrative Agent for account of each Lender, upon the request of such Lender through the Administrative Agent, such amount or amounts as shall be sufficient (in the reasonable opinion of such Lender) to compensate it for any loss, cost or expense that such Lender determines is attributable to:

(a) any payment, prepayment or Conversion of a LIBOR-based Loan made by such Lender for any reason (including, without limitation, the acceleration of the Loans pursuant to the Administrative Agent's or the Lenders' rights referred to in Article 11) on a date other than the last day of the Interest Period for such Loan; or

(b) any failure by Borrower for any reason to borrow a LIBOR-based Loan from such Lender on the date for such borrowing specified in the relevant Request for Loan Advance given to the Administrative Agent in accordance with the terms of this Agreement.

Without limiting the effect of the preceding sentence, such compensation shall include an amount equal to the excess, if any, of (i) the amount of interest that otherwise would have accrued on the principal amount so paid, prepaid, Converted or not borrowed for the period from the date of such payment, prepayment, Conversion or failure to borrow to the last day of the then current Interest Period for such Loan (or, in the case of a failure to borrow, the Interest Period for such Loan that would have commenced on the date specified for such borrowing) at the applicable rate of interest for such Loan provided for herein over (ii) the amount of interest that otherwise would have accrued on such principal amount at a rate per annum equal to the interest component of the amount such Lender would have bid in the London interbank market for Dollar deposits of leading banks in amounts comparable to such principal amount and with maturities comparable to such period (as reasonably determined by such Lender), or if such Lender shall cease to make such bids, the equivalent rate, as reasonably determined by such Lender, derived from Page 3750 of the Dow Jones Markets (Telerate) Service or other publicly available source as described in the definition of Libor Rate.

(6) **U.S. Taxes**.

(a) **Gross-up for Deduction or Withholding of U.S. Taxes**. Borrower agrees to pay to each Lender that is not a U.S. Person such additional amounts as are necessary in order that the net payment of any amount due to such non U.S. Person hereunder after deduction for or withholding in respect of any U.S. Taxes imposed with respect to such payment (or in lieu thereof, payment of such U.S. Taxes by such non U.S. Person), will not be less than the amount stated herein to be then due and payable, provided that the foregoing obligation to pay such additional amounts shall not apply:

(iii) to any payment to any Lender hereunder unless such Lender is, on the date hereof (or on the date it becomes a Lender hereunder as provided in Section 12.24(2)) and on the date of any change in the Applicable Lending Office of such Lender, either entitled to submit a Form W-8BEN (relating to such Lender and entitling it to a complete exemption from withholding on all interest to be received by it hereunder

50

in respect of the Loans) or Form W-8ECI (relating to all interest to be received by such Lender hereunder in respect of the Loans), or

(iv) to any U.S. Taxes imposed solely by reason of the failure by such non U.S. Person to comply with applicable certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the United States of America of such non U.S. Person if such compliance is required by statute or regulation of the United States of America as a precondition to relief or exemption from such U.S. Taxes.

For the purposes hereof, (A) "**U.S. Person**" means a citizen, national or resident of the United States of America, a corporation, limited liability company, partnership or other entity created or organized in or under any laws of the United States of America or any State thereof, or any estate or trust that is subject to Federal income taxation regardless of the source of its income, (B) "**U.S. Taxes**" means any present or future tax, assessment or other charge or levy imposed by or on behalf of the United States of America or any taxing authority thereof or therein, (C) "**Form W-8BEN**" means Form W-8BEN of the Department of the Treasury of the United States of America and (D) "**Form W-8ECI**" means Form W-8ECI of the Department of the Treasury of the United States of America. Each of the Forms referred to in the foregoing clauses (C) and (D) shall include such successor and related forms as may from time to time be adopted by the relevant taxing authorities of the United States of America to document a claim to which such Form relates.

(b) **Evidence of Deduction, Etc**. Within thirty (30) days after paying any amount to the Administrative Agent or any Lender from which it is required by law to make any deduction or withholding, and within thirty (30) days after it is required by law to remit such deduction or withholding to any relevant taxing or other authority, Borrower shall deliver to the Administrative Agent for delivery to such non U.S. Person evidence satisfactory to such Person of such deduction, withholding or payment (as the case may be).

(7) **Replacement of Lenders**. If any Lender requests compensation pursuant to Section 2.9(1) or Section 2.9(6), or any Lender's obligation to Continue Loans of any Type, or to Convert Loans of any Type into the other Type of Loan, shall be suspended pursuant to Section 2.9(2) or Section 2.9(3) (any such Lender requesting such compensation, or whose

obligations are so suspended, being herein called a "**Requesting Lender**"), Borrower, upon three (3) Business Days' notice, may require that such Requesting Lender transfer all of its right, title and interest under this Agreement and such Requesting Lender's Note to any bank or other financial institution (a "**Proposed Lender**") identified by Borrower that is satisfactory to the Administrative Agent (i) if such Proposed Lender agrees to assume all of the obligations of such Requesting Lender hereunder, and to purchase all of such Requesting Lender's Loans hereunder for consideration equal to the aggregate outstanding principal amount of such Requesting Lender's Loans, together with interest thereon to the date of such purchase (to the extent not paid by Borrower), and satisfactory arrangements are made for payment to such Requesting Lender of all other amounts accrued and payable hereunder to such Requesting Lender as of the date of such transfer (including any fees accrued hereunder and any amounts that would be payable under Section 2.9(5) as if all of such Requesting Lender's Loans were being prepaid in full on such date) and (ii) if such Requesting Lender has requested compensation pursuant to Section 2.9(1) or Section 2.9(6), such Proposed Lender's aggregate requested compensation, if any, pursuant to Section 2.9(1) or Section 2.9(6) with respect to such Requesting Lender's Loans is lower than that of the Requesting Lender. Subject to the provisions of Section 12.24(2), such Proposed Lender shall be a "Lender" for all purposes hereunder. Without prejudice to the survival of any other agreement of Borrower hereunder, the agreements of Borrower contained in Section 2.9(1), Section 2.9 (6) and Section 12.5 (without duplication of any payments made to such Requesting Lender by Borrower or the Proposed Lender) shall survive for the benefit of such Requesting Lender under this Section 2.9(7) with respect to the time prior to such replacement.

Borrower hereby expressly (i) waives any rights it may have under Section 2954.10 of the California Civil Code to prepay the Notes, in whole or in part, without penalty, upon acceleration of the maturity date of the Notes on account of any Event of Default and (ii) agrees that if, for any reason, a prepayment is made of any or all of the indebtedness evidenced by the Notes upon or following any acceleration of the maturity date of the Notes on account of any Event of Default, including but not limited to any transfer as prohibited or restricted by Section 9.1, and any amounts are due and owing under Section 2.9(5), then Borrower shall be obligated to pay, concurrently therewith, any such amounts as are due and owing under Section 2.9(5). By initialing this provision in the space provided below, Borrower hereby declares that the Lenders' agreement to make the Loans at the interest rate and for the term set forth in this Agreement constitutes adequate consideration, given individual weight by Borrower, for this waiver and agreement.

    INITIALS: Borrower _____   _____   _____

                       3161   PS2   PS5

ARTICLE 3

Insurance, Condemnation, and Impounds

Section 3.1 Insurance.

(1) Borrower shall obtain and maintain, or cause to be maintained, Policies providing at least the following coverages for Borrower and the Project (at all times through the repayment of the Loans in full):

(a) comprehensive all-risk insurance on the improvements and the personal property, in each case (i) in an amount equal to the lesser of (A) the total Commitments or (B) one hundred percent (100%) of the "Full Replacement Cost," which for purposes of this Agreement shall mean actual replacement value (exclusive of costs of excavations, foundations, underground utilities and footings) with a waiver of depreciation; (ii) containing an agreed amount endorsement with respect to the improvements and personal property waiving all co-insurance provisions; (iii) providing for no deductible in excess of $50,000; (iv) providing for repairs and alteration coverage; and (v) providing coverage for contingent liability from Operation of Building Laws, Demolition Costs and Increased Cost of Construction Endorsements together with an "Ordinance or Law Coverage" or "Enforcement" endorsement if any of the Improvements or the use of the Project shall at any time constitute legal non-conforming structures or uses. The Full Replacement Cost shall be redetermined from time to time (but not more frequently than once in any twenty-four (24) calendar months) at the request of the Administrative Agent by an appraiser or contractor designated by Borrower and reasonably approved by the Administrative Agent, or by an engineer or appraiser in the regular employ of the insurer. The cost of such appraisal shall be paid by the Administrative Agent unless an Event of Default shall have occurred and be continuing, in which case such cost shall be paid by Borrower. After the first appraisal, additional appraisals may be based on construction cost indices customarily employed in the trade. No omission on the part of Administrative Agent to request any such ascertainment shall relieve Borrower of any of its obligations under this Section 3.1(1)(a);

(b) commercial general liability insurance against claims for personal injury, bodily injury, death or property damage (including liabilities as a result of repairs and alterations) occurring upon, in or about the Project, such insurance (i) to be on the so called "occurrence" form with a combined single limit of not less than $1,000,000 per occurrence and $2,000,000 general aggregate; (ii) to continue at not less than the aforesaid limit until required to be changed by the Administrative Agent in writing by reason of changed economic conditions making such protection inadequate; and (iii) to cover at least the following hazards: (A) premises and operations; (B) products and completed operations on an "if any" basis and for a period of not less than five (5) years after the completion of construction of the applicable Improvements; (C) independent contractors; (D) blanket contractual liability for all "insured contracts" as defined in the standard general liability policy; and (E) contractual liability covering the indemnities contained in Sections 5.4, 11.2 and 14.4 hereof, to the extent the same is available and falls within the definition of "insured contracts";

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(c) business income/loss of rents insurance (i) with loss payable to the Administrative Agent (for the benefit of the Lenders); (ii) covering all risks required to be covered by the insurance provided for in Section 3.1(1)(a) hereof; (iii) in an amount equal to one hundred percent (100%) of the projected gross income from the Project (on an actual loss sustained basis) for a period continuing until the Restoration of the Project is completed; the amount of such business income/loss of rents insurance shall be determined prior to the date hereof and at least once each year thereafter based on the greater of (x) Borrower's reasonable estimate of the gross income from the Project, and (y) the highest gross income received during the term of the Notes for any full calendar year prior to the date the amount of such insurance is being determined (or such lesser period as may have expired from the date of substantial completion of the applicable Improvements to the date the amount of such insurance is being determined), in each case for the succeeding eighteen (18) month period and (iv) containing an extended period of indemnity endorsement which provides that after the physical loss to the improvements and the personal property has been repaired, the continued loss of income will be insured until such income either returns to the same level it was at prior to the loss, or the expiration of twenty-four (24) months from the date that the Project is repaired or replaced and operations are resumed, whichever first occurs, and notwithstanding that the policy may expire prior to the end of such period. All insurance proceeds payable to the Administrative Agent (for the benefit of the Lenders) pursuant to this Section 3.1(1)(c) shall be held by the Administrative Agent and shall be applied to the obligations secured hereunder from time to time due and payable hereunder and under the Notes and this Agreement; provided, however, that nothing herein contained shall be deemed to relieve Borrower of its obligations to pay the obligations secured hereunder on the respective dates of payment provided for in the Notes and this Agreement except to the extent such amounts are actually paid out of the proceeds of such business income/loss of rents insurance;

(d) when required by the Administrative Agent or at the discretion of Borrower, at all times prior to the completion of construction of the Improvements, the insurance provided for in Section 3.1(1)(a) shall be written in a so called builder's risk completed value form (i) on a non reporting basis, (ii) against all risks insured against pursuant to Section 3.1(1)(a), (iii) shall include permission to occupy the Project, and (iv) shall contain an agreed amount endorsement waiving co-insurance provisions, and shall also include coverage for:

(A) loss suffered with respect to materials, equipment, machinery, and supplies whether on-site, in transit, or stored off-site and with respect to temporary structures, hoists, sidewalks, retaining walls, and underground property;

(B) Soft Costs, plans, specifications, blueprints and models in connection with any restoration following a casualty;

(C) demolition and increased cost of construction, including, without limitation, increased costs arising out of changes in Applicable Law and codes;

(D) operation of building laws;

(E) collapse, transit and testing; and

(F) delayed opening coverage on an actual loss sustained basis with extended period of indemnity endorsement consistent with Section 3.1(1)(c).

(e) workers' compensation insurance, as required by any Governmental Authority or legal requirement, subject to the statutory limits of the state of California;

(f) comprehensive boiler and machinery insurance, if applicable, in amounts as shall be reasonably required by the Administrative Agent on terms consistent with the commercial property insurance policy required under Section 3.1(1)(a);

(g) if any portion of the improvements is at any time located in an area identified by the Secretary of Housing and Urban Development or any successor thereto as an area having special flood hazards pursuant to the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973 or the National Flood Insurance Reform Act of 1994, as each may be amended, or any successor law (the "**Flood Insurance Acts**"), flood hazard insurance in an amount not less than the greater of (A) the maximum limit of coverage available with respect to the Project, under Policies issued pursuant to the Flood Insurance Acts, subject only to customary deductibles under such Policies, and (B) the maximum limit of coverage available with respect to the Project, under Policies issued by private insurance carriers;

(h) [reserved];

(i) umbrella liability insurance in an amount not less than $75,000,000 per occurrence on terms consistent with the commercial general liability insurance policy required under Section 3.1(1)(b) hereof;

(j) insurance with respect to the General Contractor, the Major Subcontractors, Borrower's Architect and other Design Professionals as specified in Schedule 3.1(1)(j) attached hereto; and

(k) such other insurance and in such amounts as the Administrative Agent from time to time may reasonably request against such other insurable hazards which at the time are available on commercially reasonably terms for properties located in or around the City of Irvine, County of Orange, California, and are customarily required by institutional lenders with respect to projects similar to the Project.

(2) All insurance provided for in Section 3.1(1)(a) hereof shall be obtained under valid and enforceable policies (the "**Policies**" or in the singular, the "**Policy**"), in such forms and, from time to time after the date hereof, in such amounts as may be satisfactory to the Administrative Agent, issued by financially sound and responsible insurance companies permitted to do business in the state of California and reasonably approved by the Administrative Agent. The insurance companies must have a claims paying ability/financial strength rating of "AX" (or its equivalent) or better by A.M. Best (each such insurer shall be referred to below as a "**Qualified Insurer**"). If a Policy shall contain an exclusion from coverage under such Policy for loss or damage incurred as a result of an act of terrorism (excluding bio-terrorism) or similar acts of sabotage, Borrower shall obtain separate terrorism insurance coverage subject to and in accordance with the terms of this Section 3.1(2). Borrower shall maintain insurance against

terrorism, terrorist acts (excluding bio-terrorism) or similar acts of sabotage with coverage amounts of not less than an amount equal to the full replacement cost of the improvements and the personal property. Notwithstanding the foregoing, Borrower shall be required to obtain and maintain terrorism insurance for a comprehensive all risk insurance policy and business income insurance coverage in an amount not less than the amount of terrorism insurance that is available for an annual premium equal to two (2) times the then annual property casualty premium (such limitation shall be referred to as the "**Terrorism Cap**") for terrorism insurance that is at least equivalent to the existing terrorism insurance required under this Section 3.1(2) for a comprehensive all risk insurance policy and business income insurance coverage; provided, however, the Terrorism Cap shall not apply if (A) owners and/or operators of office properties in the same class as the Project and located in Orange County, California are generally obtaining terrorism insurance at a cost which exceeds the Terrorism Cap, (B) lenders financing such office properties in the same class as the Project and located in Orange County, California are generally requiring terrorism insurance at a cost which exceeds the Terrorism Cap as a condition of financing, or (C) Borrower, any Affiliates of Borrower, any transferee of Borrower, or any of their Affiliates, are obtaining terrorism insurance at a cost which exceeds the Terrorism Cap on any other properties located in Orange County, California which any of the foregoing Persons own or operate. Not less than fifteen (15) days prior to the expiration dates of the Policies theretofore furnished to Lender pursuant to Section 3.1(1) hereof, Borrower shall deliver to the Administrative Agent insurance certificates showing payment of all premiums (the "**Insurance Premiums**") for such Policies, which certificates shall be in form and substance reasonably satisfactory to the Administrative Agent. Within sixty (60) days following the expiration dates of the Policies, Borrower shall deliver to the Administrative Agent certified copies of such Policies marked "premium paid" or accompanied by evidence satisfactory to the Administrative Agent of payment of the Insurance Premiums.

(3) Borrower shall not obtain (a) any umbrella or blanket liability or casualty Policy unless, in each case, such Policy is approved in advance in writing by the Administrative Agent and Lenders' interest is included therein as provided in this Agreement and such Policy is issued by a Qualified Insurer, or (b) separate insurance concurrent in form or contributing in the event of loss with that required in Section 3.1(1) to be furnished by, or which may be required to be furnished by, Borrower. In the event Borrower obtains separate insurance or an umbrella or a blanket policy, Borrower shall notify the Administrative Agent of the same and shall cause certified copies of each Policy to be delivered as required in Section 3.1(1). Notwithstanding anything to the contrary set forth in this Section 3.1, Administrative Agent hereby confirms that it approves (i) provided that Borrower remains in compliance with its obligations under this Article with respect to the maintenance of insurance, the terms of the existing Property Insurance Sharing Agreement among Borrower and certain of its Affiliates, and (ii) provided that Borrower remains in compliance with its obligations under this Article with respect to the maintenance of insurance, that the insurance premiums are financed through one or more financing companies (individually and/or collectively, the "**Blanket Insurance Premium Financing Arrangement**") to whom Borrower pays Borrower's allocable share of the annual initial deposit and the monthly payments due for each blanket policy to the applicable finance company (with respect to each blanket policy, such monthly payment, together with one-twelfth (1/12th) of the allocable share of the annual initial deposit necessary to accumulate such allocable share for such policy at least thirty (30) days prior to its due date, each a "**Financing Installment**"); provided that,

notwithstanding clause (i) or (ii) above, all insurance proceeds shall be applied in accordance with the terms set forth in this Article III.

(4) All Policies provided for or contemplated by Section 3.1(1) hereof, except for the Policy referenced in Section 3.1(1)(e), shall name the Administrative Agent (for the benefit of the Lenders) as additional insured under liability policies and as mortgagee/loss payee under property policies, as their respective interests may appear, and in the case of property, boiler and machinery, and flood insurance, shall contain a so called New York standard non-contributing mortgagee clause, or its equivalent, in favor of the Administrative Agent providing that the loss thereunder shall be payable to the Administrative Agent in accordance with the terms of this Agreement.

(5) All Policies provided for in Section 3.1(1)(a) hereof shall contain clauses or endorsements to the effect that:

(a) no willful act or negligence of Borrower, or anyone acting for Borrower, or failure to comply with the provisions of any Policy which might otherwise result in a forfeiture of the insurance or any part thereof, shall in any way affect the validity or enforceability of the insurance insofar as the Administrative Agent is concerned;

(b) the Policy shall not be materially changed (other than to increase the coverage provided thereby) or cancelled without at least thirty (30) days' written notice (or ten (10) days' written notice, in the case of non payment of premium) to the Administrative Agent and any other party named therein as an insured;

(c) each Policy shall provide that the issuers thereof shall give written notice to the Administrative Agent if the Policy has not been renewed fifteen (15) days prior to its expiration; and

(d) the Administrative Agent shall not be liable for any insurance premiums thereon or subject to any assessments thereunder.

(6) If at any time the Administrative Agent is not in receipt of written evidence that all insurance required hereunder is in full force and effect, the Administrative Agent shall have the right, on five (5) Business Days' notice to Borrower to take such action as the Administrative Agent deems necessary to protect its interest in the Project, including, without limitation, the obtaining of such insurance coverage as the Administrative Agent in its sole and absolute discretion deems appropriate, and all expenses incurred by the Administrative Agent in connection with such action or in obtaining such insurance and keeping it in effect shall be paid by Borrower to the Administrative Agent upon demand and until paid shall be secured by the Security Documents and shall bear interest at the Default Rate.

(7) In the event of a foreclosure of the Mortgage, or other transfer of title to Project in extinguishment in whole or in part of the Loans, all right, title and interest of Borrower in and to the Policies then in force and all proceeds payable thereunder shall thereupon vest in the purchaser at such foreclosure or Lenders or other transferee in the event of such other transfer of title.

(8) Borrower shall give immediate written notice of any loss in excess of $500,000 to the insurance carrier and to the Administrative Agent. Borrower hereby irrevocably authorizes and empowers the Administrative Agent, as attorney in fact for Borrower coupled with an interest, to make proof of loss, to adjust and compromise any claim under insurance policies, to appear in and prosecute any action arising from such insurance policies, to collect and receive insurance proceeds, and to deduct therefrom the Administrative Agent's expenses incurred in the collection of such proceeds. Nothing contained in this Section 3.1(8), however, shall require the Administrative Agent or any Lender to incur any expense or take any action hereunder.

Section 3.2 Condemnation Awards. Borrower shall immediately notify the Administrative Agent of the institution of any proceeding for the condemnation or other taking of the Project or any portion thereof. The Administrative Agent may participate in any such proceeding and Borrower will deliver to the Administrative Agent all instruments necessary or required by the Administrative Agent to permit such participation. Without the Administrative Agent's prior consent (subject to the approval of the Majority Lenders), Borrower (1) shall not agree to any compensation or award, and (2) shall not take any action or fail to take any action which would cause the compensation to be determined. All awards and compensation for the taking or purchase in lieu of condemnation of the Project or any part thereof are hereby assigned to and shall be paid to the Administrative Agent. Borrower authorizes the Administrative Agent to collect and receive such awards and compensation, to give proper receipts and acquittances therefor, and in the Administrative Agent's sole and absolute discretion (which the Administrative Agent shall exercise at the direction of the Majority Lenders) to apply the same toward the payment of the Loans, notwithstanding that the Loans may not then be due and payable, or to the restoration of the Project; provided, however, if the award is less than or equal to the Threshold Amount and Borrower requests that such proceeds be used for non structural site improvements (such as landscape, driveway, walkway and parking area repairs) required to be made as a result of such condemnation, the Administrative Agent will apply the award to such restoration in accordance with disbursement procedures applicable to insurance proceeds set forth in Section 3.3 provided there exists no Potential Default or Event of Default. Borrower, upon request by the Administrative Agent, shall execute all instruments requested to confirm the assignment of the awards and compensation to the Administrative Agent, free and clear of all liens, charges or encumbrances.

Section 3.3 Use and Application of Insurance Proceeds. The Administrative Agent shall apply insurance proceeds to costs of restoring the Project or the Loans as follows:

(1) if the loss is less than or equal to the Threshold Amount, the Administrative Agent shall apply the insurance proceeds to restoration provided (a) no Event of Default exists, and (b) Borrower promptly commences and is diligently pursuing restoration of the Project;

(2) if the loss exceeds the Threshold Amount but is not more than ten percent (10%) of the replacement value of the improvements (for projects containing multiple phases or stand alone structures, such calculation to be based on the damaged phase or structure, not the project as a whole), the Administrative Agent shall apply the insurance proceeds to restoration provided that at all times during such restoration (a) no Event of Default or Potential Default

exists; (b) the Administrative Agent determines that there are sufficient funds available to restore and repair the Project to a condition approved by the Administrative Agent; (c) the Administrative Agent determines that the net operating income of the Project during restoration will be sufficient to pay debt service on the Loans (taking into account available interest reserves under the Loan); (d) the Administrative Agent determines (based on leases which will remain in effect after restoration is complete) that after restoration the Pro Forma Debt Service Coverage Ratio will be at least 1.25:1; (e) the Administrative Agent determines that restoration and repair of the Project to a condition approved by the Administrative Agent will be completed within six months after the date of loss or casualty and in any event ninety (90) days prior to the Maturity Date; (f) Borrower promptly commences and is diligently pursuing restoration of the Project, subject to Unavoidable Delay; provided that the Construction Work is completed by the Completion Date; and (g) if still applicable, the Administrative Agent shall have unilaterally determined that the Completion Guaranty shall remain in full force and effect during the period of restoration, or the Guarantor shall have executed and delivered to the Administrative Agent a guarantee of completion with respect to all restoration in substantially the same form as the Completion Guaranty and otherwise reasonably satisfactory to the Administrative Agent; and

(3) if the conditions set forth above are not satisfied or the loss exceeds the maximum amount specified in Section 3.3(2) above, in the Administrative Agent's sole and absolute discretion, the Administrative Agent may (subject to the approval of the Majority Lenders) apply any insurance proceeds it may receive to the payment of the Loans or allow all or a portion of such proceeds to be used for the restoration of the Project, and if the Administrative Agent elects to apply the proceeds to pay down the Loans, then the Administrative Agent may (but shall not be obligated to) direct Borrower to terminate any Lease that Borrower is permitted to terminate as a result of such casualty or condemnation, if the Administrative Agent reasonably believes that the conditions giving rise to Borrower's right to terminate such Lease as result of such casualty or condemnation then exist, and Borrower shall deliver such notices of termination to the tenants under such Leases in accordance with their respective terms.

Section 3.4 Disbursement of Proceeds.

(1) The insurance proceeds shall be held by the Administrative Agent in the Casualty/Taking Account in accordance with the Cash Management Agreement and, until disbursed in accordance with the provisions of this Section 3.4, shall constitute additional security for the Loans. Upon receipt of evidence reasonably satisfactory to the Administrative Agent that all the conditions precedent to such advance, including those set forth in Section 3.3(2) above, have been satisfied, the insurance proceeds shall be disbursed by the Administrative Agent to, or as directed by, Borrower from time to time during the course of the restoration in substantially the same manner and subject to similar conditions as if such advances were being made in connection with a construction loan, such manner of disbursement and conditions to be determined by the Administrative Agent, including the Administrative Agent's receipt of (A) advice from a Restoration Consultant (who shall be employed by the Administrative Agent at Borrower's sole expense) that the work completed or materials installed conform to said budget and plans, as approved by the Administrative Agent, (B) evidence that all materials installed and work and labor performed to the date of the applicable advance (except to the extent that they are to be paid for out of the requested disbursement) in connection with the restoration have been paid for in full, including the receipt of waivers of lien, contractor's

certificates, surveys, receipted bills, releases, title policy endorsements and such other evidences of cost, payment and performance satisfactory to the Administrative Agent, and (C) evidence that there exist no notices of pendency, stop orders, mechanic's or materialman's liens or notices of intention to file same, or any other Liens of any nature whatsoever on the Project which are not being contested or have not either been fully bonded to the reasonable satisfaction of the Administrative Agent and discharged of record or in the alternative fully insured to the reasonable satisfaction of the Administrative Agent under the title policy obtained in connection with the Loans made herein.

(2) All plans and specifications required in connection with the restoration shall be subject to prior review and approval (such approval not to be unreasonably withheld) in all respects by the Administrative Agent and by an independent consulting engineer selected by the Administrative Agent (the "**Restoration Consultant**"). The Administrative Agent shall have the use of the plans and specifications and all permits, licenses and approvals required or obtained in connection with the restoration. The identity of the contractors, subcontractors and materialmen engaged in the restoration, as well as all contracts having a cost in excess of $500,000, shall be subject to prior review and approval by the Administrative Agent and the Restoration Consultant. All reasonable out-of-pocket costs and expenses incurred by the Administrative Agent in connection with making the insurance proceeds available for the restoration including reasonable counsel fees and disbursements and the Restoration Consultant's fees, shall be paid by Borrower. Borrower shall also obtain, at its sole cost and expense, all necessary government approvals as and when required in connection with such restoration and provide copies thereof to the Administrative Agent and Restoration Consultant.

(3) In no event shall the Administrative Agent be obligated to make disbursements of the insurance proceeds in excess of an amount equal to the costs actually incurred from time to time for work in place as part of the restoration, as certified by the Restoration Consultant, minus the Restoration Retainage. The term "**Restoration Retainage**" shall mean the greater of (i) an amount equal to ten percent (10%) of the costs actually incurred for work in place as part of the restoration, as certified by the Restoration Consultant and (ii) the amount actually held back by Borrower from contractors, subcontractors and materialmen engaged in the restoration. The Restoration Retainage shall not be released until the Restoration Consultant certifies to the Administrative Agent that the restoration has been substantially completed in accordance with the provisions of this Section 3.4, subject to punch-list items and other non-material items of work and that all approvals necessary for the re-occupancy and use of the Project have been obtained from all appropriate governmental authorities, and the Administrative Agent receives evidence reasonably satisfactory to the Administrative Agent that the costs of the restoration have been paid in full or will be paid in full out of the Restoration Retainage; provided, however, that the Administrative Agent will release the portion of the Restoration Retainage being held with respect to any contractor, subcontractor or materialman engaged in the restoration as of the date upon which the Restoration Consultant certifies to the Administrative Agent that such contractor, subcontractor or materialman has satisfactorily completed all work and has supplied all materials in accordance with its contract, and the Administrative Agent receives lien waivers and evidence of payment in full of all sums due to such contractor, subcontractor or materialman as may be reasonably requested by the Administrative Agent or by the title company issuing the title policy, and the Administrative Agent receives an endorsement to the title policy insuring the continued priority of the lien of the

Mortgage and evidence of payment of any premium payable for such endorsement. If required by the Administrative Agent, the release of any such portion of the Restoration Retainage shall be approved by the surety company, if any, which has issued a payment or performance bond with respect to such contractor, subcontractor or materialman.

(4) The Administrative Agent shall not be obligated to make disbursements of the insurance proceeds more frequently than once per month.

(5) If at any time the insurance proceeds or the undisbursed balance thereof shall not, in the reasonable opinion of the Administrative Agent in consultation with the Restoration Consultant, be sufficient to pay in full the balance of the costs which are estimated by the Restoration Consultant to be incurred in connection with the completion of the restoration, Borrower shall deposit the deficiency (the "**Insurance Proceeds Deficiency**") with the Administrative Agent within ten (10) Business Days of the Administrative Agent's request and before any further disbursement of the insurance proceeds shall be made. The Insurance Proceeds Deficiency shall be held in the Casualty/Taking Account in accordance with the Cash Management Agreement and shall be disbursed for costs actually incurred in connection with the restoration on the same conditions applicable to the disbursement of the insurance proceeds, and, until so disbursed, shall constitute additional security for the Loans.

(6) All insurance proceeds not required to be made available for the restoration above may (i) be retained and applied by the Administrative Agent toward the payment of the Loans, whether or not then due and payable, in such order, priority and proportions as the Administrative Agent in its sole and absolute discretion shall deem proper, or, (ii) at the sole and absolute discretion of the Administrative Agent, the same may be paid, either in whole or in part, to Borrower for such purposes and upon such conditions as the Administrative Agent shall designate.

(7) Notwithstanding any casualty, Borrower shall continue to make payments with respect to the outstanding principal amount in the manner provided in the Notes, this Agreement and the other Loan Documents and the outstanding principal amount shall not be reduced unless and until (i) any insurance proceeds or condemnation award shall have been actually received by the Administrative Agent, (ii) the Administrative Agent shall have deducted its reasonable expenses of collecting such proceeds and (iii) the Administrative Agent shall have applied any portion of the balance thereof to the repayment of the outstanding principal amount in accordance with Section 4.3. The Lenders shall not be limited to the interest paid on any condemnation award but shall continue to be entitled to receive interest as provided in Article 2.

ARTICLE 4

Disbursements of the Loans

Section 4.1 General Conditions.

(1) Subject to (a) Borrower's satisfaction of the applicable conditions precedent set forth in Schedule 4 and (b) Borrower's compliance with the applicable provisions of this Article 4, the Lenders shall disburse the proceeds of each Loan within ten (10) Business Days after the Administrative Agent's receipt of all of the documents and items to be delivered

or received pursuant to Schedule 4 and this Article 4; provided, however, that at no time shall the Lenders be obligated to:

(iii) advance to Borrower more than the amount that Borrower has funded from its own monies or is then required to fund to the party seeking payment or, in the case of reimbursement, to the party seeking reimbursement (subject to Retainage, if applicable),

(iv) make an advance if the Loans are not In Balance in accordance with Section 4.3,

(v) subject to possible reallocation in accordance with Section 4.5, advance proceeds of a Loan in an amount in excess of the Budget Line Items set forth in the Budget, as the same may be adjusted in accordance with the terms of this Agreement,

(vi) make any Loans to the extent any Net Cash Flow has not been applied in accordance with Section 4.6(1),

(vii) except as provided in Section 4.7 hereof, advance any portion of the Retainage,

(viii) except as provided in Section 4.8 hereof, make any Loans with respect to materials not yet incorporated into the Improvements,

(ix) make an advance in connection with any Change Order for which the Administrative Agent's approval is required under Section 9.26(2) which has not been approved by the Administrative Agent in accordance with Section 9.26(2),

(x) make any Loans for any Tenant Improvement Work if it relates to a lease that is not an Approved Lease that meets the requirements of Section 4.9 hereof,

(xi) make any Loans for any subcontractor until (A) in the case of a Major Subcontractor, such Major Subcontractor has been approved by the Administrative Agent and has duly executed and delivered to the Administrative Agent the applicable consent and attornment agreement in substantially the form attached to the General Assignment, (B) in the case of any subcontractor, has duly entered into a subcontract with the General Contractor with respect to its applicable portion of the Construction Work, a copy (certified by an authorized officer of Borrower) of such subcontract has been delivered to the Administrative Agent, and (C) in the case of any subcontractor under a Major Subcontract or required to be bonded pursuant to any General Contract, the work to be performed by such subcontractor is covered by a Bond (or, in lieu thereof, a Subguard Policy in form and substance satisfactory in all respects to the Administrative Agent and the Construction Consultant, provided that the Administrative Agent shall receive satisfactory evidence that each subcontractor under a Major Subcontract which is covered by a Subguard Policy and not a Bond is bondable); or

(xii) make any Loans with respect to any sums due a Design Professional, until such Design Professional has duly entered into a contract with Borrower, a copy (certified by an Authorized Officer of Borrower) of such contract has been delivered to the Administrative Agent, and such Design Professional has duly executed and delivered to the Administrative Agent the applicable Consent and Agreement in substantially the form attached to the General Assignment.

(2) Notwithstanding anything to the contrary contained in this Agreement, the Lenders shall have no obligation to advance any Loan unless the Administrative Agent is, at all times, reasonably satisfied that the Improvements can be constructed Lien free (subject to borrower's right to contest set forth in Section 9.23), substantially in accordance with the Plans and Specifications (or the Tenant Improvement Plans in the case of Tenant Improvement Work) for the sums set forth in the Budget (or, if more, Borrower has furnished the difference in cash or cash equivalents, subject to the provisions of Section 4.3, Section 4.4 and Section 4.5), by the Completion Date or, with respect to Tenant Improvement Work, such date as shall be required for the completion of the applicable Tenant Improvement Work under an Approved Lease. The Administrative Agent will give notice to Borrower of its intention not to authorize disbursement of any Loan proceeds based on the foregoing.

Section 4.2 Procedure for Making Disbursements of Loan Proceeds.

(1) After the Closing Date, disbursements shall be made from time to time as construction progresses pursuant to a Request for Loan Advance in the form attached hereto as Exhibit F, but no more frequently than once in each calendar month.

(2) Each Request for Loan Advance shall (a) be duly executed by an Authorized Officer on behalf of Borrower, (b) be submitted to the Administrative Agent and the Construction Consultant not less than ten (10) Business Days prior to the proposed disbursement date for such Loans, (c) specify the items to be paid or reimbursed with the proceeds of the requested Loans, (d) include the documentation required to be included therewith under Schedule 4 and (e) be in the minimum amounts required under Section 2.8(4).

(3) All advances of the Loans shall be made for the payment of Project Costs in accordance with the Budget upon Borrower's satisfaction of the applicable conditions set forth in this Article 4 and Schedule 4 - Parts A, B, and C, as applicable.

(4) In the event Borrower does not request a disbursement within thirty (30) days after the previous disbursement of a Loan, Borrower shall nonetheless within such thirty (30) day period and during each subsequent thirty (30) day period in which Borrower does not request a disbursement of the Loan, satisfy the conditions precedent to disbursements set forth in this Agreement.

Section 4.3 Loan Balancing. Borrower represents that the Budget sets forth all anticipated costs to be incurred by Borrower in connection with the ownership, development, construction, financing, marketing, maintenance and leasing of the Project from time to time through the Maturity Date as extended pursuant to Section 2.5 hereof. If at any time, the projected costs anticipated to be incurred for any Construction Work included in any individual Budget Line Item exceeds the amount set forth in the Budget for such individual

Budget Line Item (as the same may be adjusted in accordance with the terms of this Agreement and taking into account (provided that no "Event of Default" then exists under (and as such term is defined in) the Minimum Equity Guaranty) a credit for all portions of the Delayed Equity Contribution for which the Guarantor remains liable under the Minimum Equity Guaranty), as determined by the Administrative Agent and the Construction Consultant in their reasonable discretion (including any such determination that the undisbursed Loan proceeds allocated for the payment of future interest, including any Additional Interest (the "**Interest Reserve**") is insufficient) based on any factors whatsoever, including (1) the Administrative Agent's projections of interest rates for period(s) up to and including the full remaining term of the Loan (and permitted extensions); (2) the effect of any Hedge Agreement; (3) cost overruns or Change Orders; or (4) failure of the Improvements to lease at the rate of absorption or otherwise at rates and terms projected by Borrower, then the Loans shall be deemed not "In Balance." If the Loans are deemed not "In Balance," then Borrower shall, at the Administrative Agent's option, within ten (10) Business Days after written notice from the Administrative Agent either (a) deposit with the Administrative Agent an amount sufficient to cover such deficiency (a "**Deficiency Deposit**"), which Deficiency Deposit shall be deposited with the Administrative Agent in the Controlled Account or (b) make one or more equity contributions to be used by Borrower to pay costs that will bring the Loans In Balance (an "**Equity Balancing Contribution**"), including contributions to pay future interest and Additional Interest. The Administrative Agent shall not be required to authorize any disbursement of any Loans before receiving (i) payment of any such Deficiency Deposit and the prior application of such Deficiency Deposit to the payment of Project Costs so as to bring the Loans In Balance or (ii) verification (in a manner consistent with the verification of the use of other equity contributions of Borrower in accordance with Schedule 4) that an Equity Balancing Contribution has been made and the proceeds thereof used for the payment of Project Costs so as to bring the Loans In Balance. Failure of Borrower to provide satisfactory verification of an Equity Balancing Contribution as required above shall be deemed Borrower's election to make a Deficiency Deposit. The amounts available within the line items for Hard Costs Contingency and Soft Costs Contingency from time to time shall be deemed to be costs for purposes of determining whether the Loans are In Balance. So long as the events referred to in the second sentence of this Section 4.3 do not exist, the Loans shall be deemed "In Balance". If an Event of Default shall occur and be continuing, the Administrative Agent (subject to the provisions of Section 14.3) may, at its option, in addition to exercising any other rights or remedies available under the Loan Documents, (A) apply any unexpended Deficiency Deposit to the costs of completion of the Improvements and/or (B) apply any unexpended Deficiency Deposit to the immediate reduction of any amounts due under the Notes and the other Loan Documents.

Section 4.4 Budget Contingencies. The Budget contains line items designated for contingency (a) for Hard Costs ("**Hard Costs Contingency**"), the amount of which Hard Cost Contingency shall be equal to five percent (5%) of the amount for Hard Costs, and (b) Soft Costs (the "**Soft Costs Contingency**") the amount of which Soft Cost Contingency shall be equal to five percent (5%) of the amount for Soft Costs, in each case, relating to the uncompleted portion of the Construction Work as of the Closing Date and taking into account the amount of contingency set forth in the General Contract. The Hard Costs Contingency and the Soft Costs Contingency shall collectively be referred to as the "**Contingency Fund**", which represent amounts necessary to provide reasonable assurances to the Administrative Agent and the Lenders that funds are available within the Budget if additional costs, expenses and/or delays

are incurred or additional interest accrues on the Loans, or other unanticipated events or problems occur. The Administrative Agent may, in its reasonable discretion, re-allocate the required amount of the Contingency Fund to other Budget Line Items from time to time. Upon request of Borrower, the Administrative Agent may (but shall not be obligated to do so), from time to time in its sole and absolute discretion, disburse the Contingency Fund or portions thereof to Borrower (thereby reducing the amount of the same) for use under the Budget Line Items to which they are re-allocated (subject to the provisions of the preceding sentence). Borrower agrees that the decisions with respect to utilizing any portion of the Contingency Fund shall be made by the Administrative Agent in its reasonable discretion and that the Loans may not be In Balance, and Borrower may be required to make a Deficiency Deposit or Equity Balancing Contribution, even if funds remain in the Contingency Fund.

Section 4.5 **Budget Line Items**. The Budget includes as line items (collectively, "**Budget Line Items**") the cost of all labor, materials, equipment, fixtures and furnishings needed for the completion of all Construction Work, and all other costs, fees and expenses relating to the Construction Work and the operation of the Project. Borrower agrees that all Loans shall be used only for the Budget Line Items for which such Loans are made (as re-allocated from time to time in accordance with the terms of this Agreement). Borrower agrees that the Administrative Agent may, at any time and from time to time without prior written notice to Borrower, authorize the disbursement of the Budget Line Items for the purposes for which they have been set aside, or for any other purposes related to the Construction Work or otherwise provided for in the Budget as the Administrative Agent may determine, either by payment of such items or by reimbursement to Borrower for payments actually made by Borrower for such items. The Administrative Agent shall not be obligated to authorize the disbursement of any amount for any category of costs set forth as a Budget Line Item which is greater than the amount set forth for such category in the applicable Budget Line Item. Subject to the Administrative Agent's prior consent, which shall not be unreasonably withheld, conditioned or delayed, Borrower may apply savings from one Budget Line Item to cost overruns in another Budget Line Item or to the Contingency Fund, or to any other unbudgeted Project Cost provided (a) there are no Events of Defaults existing, (b) all costs to be paid out of the Budget Line Item from which funds are being re-allocated have been paid or sufficient sums remain in said line item to pay such costs when the same become due, (c) said savings are actual savings and are documented to the satisfaction of the Administrative Agent and the Construction Consultant in their reasonable discretion, (d) such reallocation will not violate the provisions of the Lien Law or affect the priority of the Mortgage on the Project and (e) the Administrative Agent, at Borrower's sole cost and expense, obtains CLTA Endorsement No. 101.11 or equivalent to the Title Policy insuring against any loss by reason of the establishment of priority over the lien of the Mortgage of any statutory lien for services, labor or materials arising out of any work of improvement under construction or completed on or prior to the date of such endorsement , as a result of the reallocation of such Budget Line Item.

Section 4.6 Interest; Fees; and Expenses.

(1) Included in the Budget are projected amounts for (a) interest on the Loans, (b) the Agency Fee, (c) the fees and expenses of the Construction Consultant, the Administrative Agent's counsel and the Title Company and (d) the fees and expenses related to the recording of the Mortgage. Subject to Borrower's compliance with all of the conditions set forth in

Schedule 4 and this Article 4, Borrower may in any Request for Loan Advance request advances for the purpose of paying the aforesaid items due at such time, in which event the Administrative Agent shall be authorized and is hereby directed to disburse the amount thereof to the Persons entitled to such payments. Notwithstanding anything to the contrary contained in this Agreement or the other Loan Documents, Borrower shall not have the right to request the advance of any Loans for any items covered by clauses (a) through (d) above to the extent Net Cash Flow is available to pay such items.

(2) Borrower hereby authorizes the Administrative Agent to disburse the proceeds of any Loan to pay (a) interest accrued on the Notes, (b) the Agency Fees, (c) the fees and expenses of the Construction Consultant, the Administrative Agent's counsel and the Title Company, (d) any expenses payable in accordance with Section 12.5, and (e) any Date Down Endorsements, notwithstanding that Borrower may not have requested a disbursement of such amounts.

(3) Subject to the provisions of Section 14.3, the Administrative Agent in its sole and absolute discretion may (but shall not be obligated to do so) direct the Lenders to make such Loans for disbursements authorized under this Section 4.6 notwithstanding that the Loans are not In Balance or that a Potential Default or Event of Default exists under the terms of this Agreement or any other Loan Document. Such disbursements shall constitute a Loan and be added to the principal balance of the Notes, and the Lenders shall make the applicable Loans to fund any such disbursements. The authorization hereby granted is irrevocable, and no further direction or authorization from Borrower is necessary for the Lenders to make such disbursements. Nothing contained in this Section 4.6 shall require the Administrative Agent to direct the Lenders to make Loans for payment of any of the items set forth in subsection (2) above if the other conditions set forth in this Agreement for Loans are not satisfied.

Section 4.7 Retainage.

(1) Disbursement of the available proceeds of each Loan with respect only to Hard Costs and Tenant Improvement Work shall be limited to ninety percent (90%) of the value of the Hard Costs and Tenant Improvement Work set forth in the applicable Request for Loan Advance until fifty percent (50%) of the work covered by a particular contract has been completed (as determined by the Construction Consultant, and, thereafter, the amount disbursed shall be increased to ninety-five percent (95%) of the Hard Costs and Tenant Improvement Work performed under that particular contract), with the remainder of the sums due for the work performed under such contract to be withheld and disbursed in compliance with Section 4.7(2) below; provided, however, that (a) in no event shall the percentage of the sums due which is withheld be less than the retainage percentage set forth in any contract or subcontract for such portion of the Improvements or any applicable lease with respect to Tenant Improvement Work and (b) if the Administrative Agent has, in its sole and absolute discretion, approved a contract or lease requiring less than ten percent (10%) of retainage, then the Administrative Agent shall disburse the proceeds of a Loan for more than ninety percent (90%) of the value of the Hard Costs and Tenant Improvement Work as required under any such contract or lease. The amounts authorized to be withheld pursuant to this paragraph (1) being collectively referred to herein as the "Retainage." No Retainage will apply to Soft Costs. Notwithstanding anything in this Section 4.7(1) to the contrary, the General Contractor shall have the right to maintain a ten percent (10%) retainage under the terms of the General Contract.

(2) The Lenders shall advance Loans pursuant to a Request for Loan Advance to pay portions of the Retainage with respect to (a) each contract (including a Major Subcontract) prior to the completion of all Completion Work and (b) as to each Approved Lease for which advances for Hard Costs have been made for Tenant Improvement Work, within thirty (30) days after Borrower's compliance with the following conditions to the satisfaction of the Administrative Agent with respect to such contracts and leases:

(a) all of the work under such contract or the Tenant Improvement Work under the respective Approved Lease, as the case may be, is finally completed in accordance with the terms of such contract or Approved Lease and the applicable Plans and Specifications or Tenant Improvement Plans, as the case may be, and the Administrative Agent receives a certification to that effect from an Authorized Officer of Borrower and Borrower's Architect and such work has been approved by the Construction Consultant;

(b) the work performed by such contractor has been approved, to the extent such approval is required, by the Governmental Authorities having jurisdiction over the same and the applicable permits with respect to such work, if any, have been issued;

(c) the contract or the Approved Lease, as the case may be, provides for such early release of the applicable Retainage;

(d) the applicable contractor (including the General Contractor), subcontractor, materialman or other supplier with respect to which the Retainage is being released delivers to the Administrative Agent a final and complete unconditional release of Lien with respect to such work;

(e) if and as required by the Administrative Agent, the Administrative Agent shall have received copies of any warranties, guaranties or "as built" drawings relating to the work performed by each such contractor, subcontractor, materialman or other supplier in connection with the Base Building Work or the Tenant Improvement Work, as the case may be; and

(f) all other applicable requirements and conditions with respect to such advance of Loan proceeds are satisfied.

Section 4.8 Stored Materials.

(1) The Lenders shall advance the proceeds of Loans with respect to materials and equipment that are included in the Budget and are not yet incorporated into the Improvements as of the date of the applicable Loans, but are temporarily stored at the Project so long as the Administrative Agent shall have received the following items, each in form and substance reasonably satisfactory to the Administrative Agent:

(a) evidence that Borrower has an obligation under the applicable contract, subcontract or purchase order to pay for such materials and equipment prior to their installation;

(b) evidence that the ownership of such materials and equipment is vested in Borrower free of any liens and claims of third parties, including, without limitation, bills of sale and conditional lien waivers from the respective contractor, subcontractor or vendor and that such material and equipment are clearly marked to indicate the ownership thereof by Borrower;

(c) evidence that such stored materials are included within the coverages of insurance policies carried by Borrower or proof of other insurance (which shall include a standard mortgagee endorsement or its equivalent) which has been approved by the Administrative Agent;

(d) evidence acceptable to the Administrative Agent and the Construction Consultant that the stored materials are reasonably protected against vandalism (casualty), theft or damage;

(e) evidence that Loans made by the Lenders for said materials do not, at any one time, exceed, in the aggregate, $10,000,000, inclusive of the amount requested;

(f) evidence that the Administrative Agent (on behalf of the Lenders) has a perfected first security interest in such material prior to or simultaneous with the making of such Loans;

(g) evidence acceptable to the Administrative Agent and the Construction Consultant as to the identity, quality and quantity of same; and

(h) evidence that all other applicable requirements and conditions with respect to such advance of Loan proceeds have been satisfied.

(2) Unless otherwise approved by the Administrative Agent, the Lenders shall not be required to make any Loans with respect to any materials or equipment unless and until such materials and equipment are delivered to the Project or incorporated into the Improvements. Notwithstanding the foregoing, the Lenders shall make Loans with respect to materials, equipment and parts that are included in the Budget and are not yet incorporated into the Improvements as of the date of the applicable Loans, but are temporarily stored at sites other than the Project so long as the Administrative Agent shall have received the following items, each in form and substance satisfactory to the Administrative Agent:

(a) satisfaction of the requirements set forth in Section 4.8(1)(a), (b), (d), (g) and (h) with respect to any such materials, equipment and parts;

(b) evidence that upon payment the ownership of such fabricated materials, equipment and parts is vested in Borrower free of any liens and claims of third parties, including, without limitation, bills of sale and conditional lien waivers from the respective supplier and UCC searches with respect to the respective supplier;

(c) evidence that the materials, equipment and parts are under the control of the applicable supplier and are being kept at bonded warehouse sites or otherwise stored in a designated and secured area satisfactory to the Administrative Agent and the

Construction Consultant, in each case in the U.S.A. and reasonably approved by the Administrative Agent and the Construction Consultant; and that such materials, equipment and parts shall have been clearly designated, marked or tagged to indicate ownership by Borrower and the security interest of the Administrative Agent (on behalf of the Lenders) therein;

(d) evidence that advances made by the Lenders for said fabricated materials, equipment and parts do not, at any one time, exceed, in the aggregate, $5,000,000, inclusive of the amount requested, for such materials, equipment and parts stored in the U.S.A.; except that (i) Borrower may store up to $5,000,000 of curtain wall materials currently stored off-site as of the Closing Date in Mexico (so long as all other requirements set forth in this Section 4.8(2) regarding off-site stored materials are satisfied) and (ii) Borrower may store up to $5,000,000 of structural steel currently stored off-site as of the Closing Date elsewhere in the United States;

(e) evidence that the Administrative Agent (on behalf of the Lenders) has a perfected first security interest (*i.e.*, Uniform Commercial Code filings or other applicable filings) in such materials, equipment and parts prior to or simultaneous with the making of such Loans, which requirement shall, if requested by the Administrative Agent in connection with the first advance for property stored in the applicable state (and in connection with any other advance in such state when the Administrative Agent reasonably believes that the collateral is substantially different from the type of collateral covered by the first opinion), be supported by the opinion of a local counsel in the state where the applicable equipment and parts are stored; and

(f) the Construction Consultant and/or the Administrative Agent shall have the right to inspect such materials, equipment and parts and the locations where such equipment and parts are stored.

(3) Except as otherwise set forth on Schedule 4.8 attached hereto, Borrower represents and warrants that, as of the Closing Date, there are no other materials that will be incorporated into the Project stored either at the Project or at sites other than the Project.

Section 4.9 Tenant Improvement Work.

(1) Subject to Section 4.10, Loans shall be made to Borrower in connection with Tenant Improvement Allowances and Tenant Improvement Work in accordance with this Section 4.9.

(2) The first request for disbursement for any Tenant Improvement Allowance in connection with a specific Approved Lease shall be accompanied by the following, all of which shall be subject to the reasonable approval of the Administrative Agent to the extent Borrower has approval rights with respect thereto pursuant to the terms of the applicable Approved Lease (any such approval or disapproval to be made by the Administrative Agent within a reasonably sufficient time for Borrower to comply with any time limits set forth in the applicable Approved Lease for Borrower's response):

(a) documentation required to be delivered by the applicable tenant pursuant to its respective Approved Lease;

(b) if not already delivered to the Administrative Agent, a fully executed lease (already approved by the Administrative Agent) covering such leased space;

(c) copies of all contracts, if not previously delivered to the Administrative Agent, for the performance of such Tenant Improvement Work, to the extent tenant is obligated to provide such contracts to Borrower;

(d) a cost breakdown for each trade performing such Tenant Improvement Work in such leased space, and an estimated commencement and completion date, to the extent tenant is obligated to provide such contracts to Borrower;

(e) an estimate of all costs of the Tenant Improvement Work to be performed in such leased space which has not been contracted for or made subject to a work order or order to proceed, to the extent the tenant is obligated to provide such information to Borrower;

(f) the Tenant Improvement Plans for the applicable leased space; and

(g) copies of all Government Approvals required to commence such Tenant Improvement Work.

(3) The Lender's obligation to make disbursements of any Loans for Tenant Improvement Work shall be subject to the further condition precedent that all of the following requirements shall have been completed to the reasonable satisfaction of the Administrative Agent:

(a) To the extent tenant is obligated to provide such things to Borrower, Borrower shall have furnished to the Administrative Agent and the Construction Consultant copies of all Change Orders, contracts or purchase orders relating to Tenant Improvement Work performed pursuant to the contracts described in this Section 4.9;

(b) Loans shall be made for Tenant Improvement Allowances only to the extent the applicable tenant is then entitled to receive such Tenant Improvement Allowance pursuant to the terms of its applicable Approved Lease;

(c) Except for liens which are being contested by Borrower pursuant to Section 9.23, no mechanic's liens shall have been filed against the Project in connection with the work being performed under the applicable Approved Lease; and

(d) Borrower shall have complied with all the other applicable conditions precedent to a disbursement of a Loan contained in Schedule 4 and Article 4 of this Agreement.

(4) The Administrative Agent's obligation to make disbursements of the final Loans to Borrower for Tenant Improvement Work for any Approved Lease is subject to the further condition precedent that all of the following requirements shall have been completed to the reasonable satisfaction of the Administrative Agent:

(a) The applicable Tenant Improvement Work has been completed (except for Punch List Items) free of mechanics' liens unless such liens shall be bonded or otherwise removed of record or the Title Company shall have provided affirmative coverage in accordance with Schedule 4 - Part C;

(b) The Administrative Agent and the Construction Consultant shall have received the following items in connection with each Loan:

(iii) copies of all final waivers of lien (or conditional lien waivers) and sworn statements from contractors, subcontractors and material suppliers relating to the applicable Tenant Improvement Work;

(iv) a certificate from Borrower's Architect, the tenant's architect or another architect satisfactory to the Administrative Agent that (A) the applicable Tenant Improvement Work has been substantially completed in accordance with the applicable Tenant Improvement Plans therefor previously approved by the Administrative Agent and (B) the applicable Tenant Improvement Work complies with all applicable building codes;

(v) copies of all applicable Government Approvals required by any Governmental Authority for the occupancy and operation of the space covered by the applicable Approved Lease;

(vi) an estoppel certificate, in a form reasonably acceptable to the Administrative Agent, from the tenant under the applicable Approved Lease pursuant to which such Tenant Improvement Work was constructed stating that such tenant (A) accepts the Tenant Improvement Work subject to Punch List Items (which, if incomplete on the date of final disbursement for such Tenant Improvement Work, the Administrative Agent may hold back an amount equal to (x) 115% of the estimated cost of completing such items from the final disbursement minus (y) any Retainage that the Administrative Agent is still holding with respect to the applicable Tenant Improvement Work, such amount to be paid to Borrower on the completion of such items and the satisfaction of the requirements of Section 4.7 with respect to Retainage, which Borrower shall diligently complete) and (B) accepts possession of the leased premises without qualification or reservation of any claims whatever (other than the aforementioned Punch List Items) against Borrower;

(c) The Administrative Agent shall have received written advice from the Construction Consultant that the applicable Tenant Improvement Work has been substantially completed (except only for Punch List Items) in accordance with the Tenant Improvement Plans previously approved by the Administrative Agent; and

(d) All of the applicable conditions precedent to any Loan under Schedule 4 and Article 4 of this Agreement shall have been satisfied.

Section 4.10 Tenant Improvement Allowances.

(1) Loans shall be made to Borrower in connection with Tenant Improvement Allowances as the same shall be payable pursuant to Approved Leases.

(2) The first request for disbursement for any Tenant Improvement Allowance shall be accompanied by the following, all of which shall be subject to the reasonable approval of the Administrative Agent to the extent Borrower has any outstanding approval rights with respect thereto pursuant to the terms of the applicable Approved Lease (any such approval or disapproval to be made by the Administrative Agent within a reasonably sufficient time for Borrower to comply with any time limits set forth in the applicable Approved Lease for Borrower's response):

(a) documentation required to be delivered by the applicable tenant pursuant to its respective Approved Lease;

(b) if not already delivered to the Administrative Agent, a fully executed lease (already approved by the Administrative Agent) covering such leased space, which lease shall be on market terms and shall provide that the applicable Tenant Improvement Allowance shall be disbursed by Borrower to the applicable tenant in accordance with the terms of its lease; and

(c) all matters set forth in subsection (3) below.

(3) The Administrative Agent's obligation to make disbursements of any Loans for Tenant Improvement Allowances shall be subject to the further condition precedent that all of the following requirements shall have been completed to the reasonable satisfaction of the Administrative Agent to the extent Borrower has any approval rights with respect thereto pursuant to the terms of the applicable Approved Lease (any such approval or disapproval to be made by the Administrative Agent within a reasonably sufficient time for Borrower to comply with any time limits set forth in the applicable Approved Lease for Borrower's response):

(a) Borrower shall have promptly furnished to the Administrative Agent and the Construction Consultant all documents and other information relating to such Tenant Improvement Allowance which Borrower is entitled to receive in accordance with the applicable Approved Lease;

(b) Loans shall be made for Tenant Improvement Allowances only to the extent the applicable tenant is then entitled to receive such Tenant Improvement Allowance pursuant to the terms of its applicable Approved Lease;

(c) Except for liens which are being contested by Borrower pursuant to Section 9.23, no mechanic's liens shall have been filed against the Project in connection with the work being performed under the applicable Approved Lease; and

(d) Borrower shall have complied with all the other applicable conditions precedent to a disbursement of a Loan contained in Schedule 4 and Article 4 of this Agreement.

(4) The obligation of the Lenders to make the final Loan to Borrower for a Tenant Improvement Allowance for any Approved Lease is subject to the further condition precedent that all of the following requirements shall have been completed to the reasonable satisfaction of the Administrative Agent (in the case of clause (b) below, to the extent Borrower has any approval rights with respect thereto pursuant to the terms of the applicable Approved Lease, any such approval or disapproval to be made by the Administrative Agent within a reasonably sufficient time to enable Borrower to comply with applicable time limits set forth in the applicable Approved Lease for Borrower's response):

(a) The applicable work covered by a Tenant Improvement Allowance has been completed, subject to Punch List Items, free of mechanics' liens unless such liens shall be bonded or otherwise removed of record or the Title Company shall have provided affirmative coverage in accordance with Schedule 4 - Part A, paragraph 11;

(b) Borrower shall have promptly furnished to the Administrative Agent and the Construction Consultant all documents and other information relating to the final advance of the applicable Tenant Improvement Allowance which Borrower is entitled to receive in accordance with the applicable Lease; and

(c) Borrower shall have complied with all the other applicable conditions precedent to a disbursement of a Loan contained in Schedule 4 and Article 4 of this Agreement.

Section 4.11 Unsatisfactory Work. If the Construction Consultant or the Administrative Agent shall determine that a portion of the Construction Work for which Loans are sought is Unsatisfactory Work, the Administrative Agent shall be entitled to (1) withhold from such Loans amounts sufficient to pay for the Unsatisfactory Work and (2) if such Unsatisfactory Work is significant such that the failure to correct the same will have a Material Adverse Effect, require the Construction Work to be stopped until such time as the Administrative Agent and the Construction Consultant are satisfied that the Unsatisfactory Work is corrected. No such action by the Administrative Agent shall be deemed to affect Borrower's obligation to complete the Improvements on or before the Completion Date. The Lenders shall, subject to compliance by Borrower with all other applicable requirements of this Agreement, be required to make Loans with respect to such Unsatisfactory Work only after the Construction Consultant and the Administrative Agent shall have determined that the work which had been identified as Unsatisfactory Work has been corrected to the satisfaction of the Construction Consultant and the Administrative Agent.

Section 4.12 Direct Loan Advances by the Administrative Agent. The Lenders shall, at the option of the Administrative Agent, advance all or any part of any particular Loan either (1) to Borrower for disbursement in accordance with a Request for Loan Advance, (2) if an Event of Default exists, directly to the General Contractor, a Major Subcontractor, other contractor, subcontractor, material supplier or other party any costs payable to such party, (3) if an Event of Default exists, at Borrower's expense, to the Title Company which shall pay said monies to the parties as so instructed by the Administrative Agent and (4) if applicable, as contemplated by Section 1.01(d) of the Completion Guaranty (whether the applicable work is being performed by the Guarantor or the Administrative Agent). The execution of this Agreement by Borrower shall, and hereby does, constitute an irrevocable authorization to the Lenders to make such direct advances provided for in <u>clauses (2)</u>, <u>(3)</u> and <u>(4)</u> above and no further authorization from Borrower shall be necessary to warrant such direct advances, and all such direct advances shall be secured by the Security Documents as fully as if made directly to Borrower, regardless of the disposition thereof by any party so paid. At the Administrative Agent's request, any advance of Loan proceeds made by and through the Title Company may be made pursuant to the provisions of a construction escrow agreement in the form then in use by such company with such modifications thereto as are reasonably required by the Administrative Agent. Borrower agrees to join as a party to such escrow agreement and to comply with the requirements set forth therein (which shall be in addition to and not in substitution for the requirements contained in this Agreement) and to pay the fees and expenses of the Title Company charged in connection with the performance of its duties under such construction escrow agreement.

Section 4.13 No Waiver or Approval by Reason of Loan Advances. The making of any Loans by the Lenders shall not be deemed an acceptance or approval by the Administrative Agent or the Lenders (for the benefit of Borrower or any third party) of the Construction Work or other work theretofore done or constructed or to the Lenders' obligations to make further Loans, nor, in the event Borrower is unable to satisfy any condition, shall any such failure to insist upon strict compliance have the effect of precluding the Administrative Agent or the Lenders from thereafter declaring such inability to be an Event of Default as herein provided. The Administrative Agent's and/or the Lenders' waiver of, or failure to enforce, any conditions to or requirements associated with any Loans in any one or more circumstances shall not constitute or imply a waiver of such conditions or requirements in any other circumstances.

Section 4.14 Construction Consultant. The Administrative Agent (on behalf of the Lenders) reserves the right to employ the Construction Consultant and any other consultants necessary, in the Administrative Agent's reasonable judgment, to review Requests for Loan Advance and inspect all construction and the periodic progress of the same, the reasonable cost therefor to be borne by Borrower as a loan expense. Borrower shall make available to the Administrative Agent and the Construction Consultant on reasonable notice during business hours, all documents and other information (including, without limitation, receipts, invoices, lien waivers and other supporting documentation to substantiate the costs to be paid with the proceeds of any Request for Loan Advance) which any contractor or other Person entitled to payment for Construction Work is required to deliver to Borrower and shall use its best efforts to obtain any further documents or information reasonably requested by the Administrative Agent or the Construction Consultant in connection with any Loan or the administration of this Agreement. Borrower acknowledges and agrees that the Construction Consultant shall have no responsibilities or duties to Borrower, and shall be employed solely for the benefit of the Administrative Agent and the Lenders. No default of Borrower will be waived by an inspection by the Administrative Agent or the Construction Consultant. In no event will any inspection by the Administrative Agent or the Construction Consultant be a representation that there has been or will be compliance with the Plans and Specifications or that the Construction Work is free from defective materials or workmanship. Any and all provisions of this Agreement in respect of the Construction Consultant shall be enforceable solely by, and at the option of, the Administrative Agent, and Borrower shall not be a third-party beneficiary thereof. Any and all reports, advice or other information provided by the Construction Consultant to the Administrative Agent and/or the Lenders or otherwise produced by or in the possession of the Construction Consultant shall be confidential and Borrower shall have no right to obtain or review same.

Section 4.15 Authorization to Make Loan Advances to Cure Borrower's Defaults. If an Event of Default shall occur, the Administrative Agent (subject to the provisions of Section 14.3) may (but shall not be required to) perform any of such covenants and agreements with respect to which Borrower is in an Event of Default. Any amounts expended by the Administrative Agent in so doing and any amounts expended by the Administrative Agent in connection therewith shall constitute a Loan and be added to the outstanding principal balance of the Loans, and the Lenders shall make the applicable Loans to fund any such disbursements. The authorization hereby granted is irrevocable, and no prior notice to or further direction or authorization from Borrower is necessary for the Administrative Agent to make such disbursements.

Section 4.16 Administrative Agent's Right to Make Loan Advances in Compliance with the Completion Guaranty. Any Loan proceeds disbursed by the Administrative Agent as contemplated by Section 1.01(c) of the Completion Guaranty (whether the applicable work is being performed by the Guarantor or the Administrative Agent) shall constitute a Loan and be added to the outstanding principal balance of the Loans, and the Lenders shall make the applicable Loans to fund any such disbursements. The authorization hereby granted is irrevocable and no prior notice to or further direction or authorization from Borrower is necessary for the Administrative Agent to make such disbursements.

Section 4.17 No Third-Party Benefit. This Agreement is solely for the benefit of the Lenders, the Administrative Agent and Borrower. All conditions of the obligations of the Lenders to make advances hereunder are imposed solely and exclusively for the benefit of the Lenders and may be freely waived or modified in whole or in part by the Lenders at any time if in their sole and absolute discretion they deem it advisable to do so, and no Person other than Borrower (provided, however, that all conditions have been satisfied) shall have standing to require the Lenders to make any Loan advances or shall be a beneficiary of this Agreement or any advances to be made hereunder.


ARTICLE 5

Environmental Matters


Section 5.1 Certain Definitions. As used herein, the following terms have the meanings indicated:

(1) "**Environmental Claim**" means, with respect to any Person, any written request for information by a Governmental Authority, or any written notice, notification, claim, administrative, regulatory or judicial action, suit, judgment, demand or other written communication by any Person or governmental authority alleging or asserting liability with respect to Borrower or the Project, whether for damages, contribution, indemnification, cost recovery, compensation, injunctive relief, investigatory, response, remediation, damages to natural resources, personal injuries, fines or penalties arising out of, based on or resulting from (a) the presence, use or release into the environment of any Hazardous Materials originating at or from, or otherwise affecting, the Project, (b) any fact, circumstance, condition or occurrence

forming the basis of any violation, or alleged violation, of any Environmental Law by Borrower or otherwise affecting the health, safety or environmental condition of the Project or (c) any alleged injury or threat of injury to the environment by Borrower or otherwise affecting the Project.

(2) "**Environmental Laws**" means any federal, state or local law (whether imposed by statute, or administrative or judicial order, or common law), now or hereafter enacted, governing health, safety, industrial hygiene, the environment or natural resources, or Hazardous Materials, including, such laws governing or regulating the use, generation, storage, removal, recovery, treatment, handling, transport, disposal, control, discharge of, or exposure to, Hazardous Materials.

(3) "**Environmental Liens**" means any Lien or other encumbrance imposed pursuant to any Environmental Law.

(4) "**Environmental Losses**" means any losses, damages, costs, fees, expenses, claims, suits, judgments, awards, liabilities (including, but not limited to, strict liabilities), obligations, debts, diminutions in value, fines, penalties, charges, costs of remediation (whether or not performed voluntarily), amounts paid in settlement, foreseeable and unforeseeable consequential damages, litigation costs, reasonable attorneys' fees and expenses, engineers' fees, environmental consultants' fees, and investigation costs (including, but not limited to, costs for sampling, testing and analysis of soil, water, air, building materials, and other materials and substances whether solid, liquid or gas), of whatever kind or nature, and whether or not incurred in connection with any judicial or administrative proceedings, actions, claims, suits, judgments or awards relating to Hazardous Materials, Environmental Claims, Environmental Liens and violation of Environmental Laws.

(5) "**Hazardous Materials**" means (a) petroleum or chemical products, whether in liquid, solid, or gaseous form, or any fraction or by product thereof, (b) asbestos or asbestos containing materials, (c) polychlorinated biphenyls (PCBs), (d) radon gas, (e) underground storage tanks, (f) any explosive or radioactive substances, (g) lead or lead-based paint, (h) microbial or fungus contamination or infestation which could reasonably be anticipated (after due inquiry and investigation) to pose a risk to human health or the environment or negatively impact the value of the Property in any material respect, or (i) any other substance, material, waste or mixture which is or shall be listed, defined, or otherwise determined by any governmental authority to be hazardous, toxic, dangerous or otherwise regulated, controlled or giving rise to liability under any Environmental Laws.

Section 5.2 Representations and Warranties on Environmental Matters. Borrower represents and warrants to the Administrative Agent and the Lenders that, to Borrower's knowledge, except as set forth in the Site Assessment or in the reports previously disclosed to Administrative Agent as described on Schedule 5.2 attached hereto (true, correct and complete copies of which have been provided to the Administrative Agent and the Lenders by Borrower) and the naturally occurring materials listed on Schedule 5.2, (1) no Hazardous Material is now or was formerly used, stored, generated, manufactured, installed, treated, discharged, disposed of or otherwise present at or about the Project or any property adjacent to the Project (except for ordinary construction materials, cleaning and other products currently used in connection with the construction, improvement or routine operation, maintenance or repair of the Project in full compliance with Environmental Laws), (2) all permits, licenses, approvals and filings required by Environmental Laws have been obtained, and the use, operation and condition of the Project do not, and did not previously, violate any Environmental Laws, (3) no civil, criminal or administrative action, suit, claim, hearing, investigation or proceeding has been brought or been threatened, nor have any settlements been reached by or with any parties or any Liens imposed in connection with the Project concerning Hazardous Materials or Environmental Laws and (4) no underground storage tanks exist at the Project.

Section 5.3 Covenants on Environmental Matters.

(1) Borrower shall (a) comply strictly and in all respects with applicable Environmental Laws; (b) notify the Administrative Agent immediately upon Borrower's discovery of any spill, discharge, release or presence of any Hazardous Material at, upon, under, within, contiguous to or otherwise affecting the Project; (c) promptly remove or remediate such Hazardous Materials and remediate the Project in full compliance with Environmental Laws and in accordance with the recommendations and specifications of an independent environmental consultant approved by the Administrative Agent as necessary to comply with Environmental Laws; and (d) promptly forward to the Administrative Agent copies of all orders, notices, permits, applications or other communications and reports in connection with any spill, discharge, release or the presence of any Hazardous Material or any other matters relating to the Environmental Laws or any similar laws or regulations, as they may affect the Project or Borrower.

(2) Borrower shall not cause, shall prohibit any other Person within the control of Borrower from causing, and shall use prudent, commercially reasonable efforts to prohibit other Persons (including tenants) from causing (a) any spill, discharge or release, or the use, storage, generation, manufacture, installation, or disposal, of any Hazardous Materials at, upon, under, within or about the Project or the transportation of any Hazardous Materials to or from the Project (except for ordinary construction materials, cleaning and other products used in connection with the construction, improvement or routine operation, maintenance or repair of the Project in full compliance with Environmental Laws), (b) any underground storage tanks to be installed at the Project, or (c) any activity that requires a permit or other authorization under Environmental Laws to be conducted at the Project.

(3) Borrower shall provide to the Administrative Agent, at Borrower's expense promptly upon the written request of the Administrative Agent from time to time, a Site Assessment or, if required by the Administrative Agent, an update to any existing Site Assessment, to assess the presence or absence of any Hazardous Materials and the potential costs in connection with abatement, cleanup or removal of any Hazardous Materials found on, under, at or within the Project. Borrower shall pay the cost of no more than one such Site Assessment or update in any twelve (12) month period, unless the Administrative Agent's request for a Site Assessment is based on information provided under Section 5.3(1), a reasonable suspicion of Hazardous Materials at or near the Project, a breach of representations under Section 5.2, or an Event of Default, in which case any such Site Assessment or update shall be at Borrower's expense.

(4) **Environmental Notices**. Borrower shall promptly provide notice to the Administrative Agent of:

(a) all Environmental Claims asserted or threatened against Borrower or any other party occupying the Project or any portion thereof or against the Project which become known to Borrower;

(b) the discovery by Borrower of any occurrence or condition on the Project or on any real property adjoining or in the vicinity of the Project which could reasonably be expected to lead to an Environmental Claim against Borrower, the Administrative Agent or any of the Lenders;

(c) the commencement or completion of any remediation at the Project; and

(d) any Environmental Lien against the Project.

In connection therewith, Borrower shall transmit to the Administrative Agent copies of any citations, orders, notices or other written communications received from any Person and any notices, reports or other written communications submitted to any governmental authority with respect to the matters described above.

Section 5.4 Allocation of Risks and Indemnity. As between Borrower, the Administrative Agent and the Lenders, and without prejudice to any rights or defenses Borrower may have against others, all risk of loss associated with non-compliance with Environmental Laws, or with the presence of any Hazardous Material at, upon, within, contiguous to or otherwise affecting the Project, shall lie solely with Borrower. Accordingly, Borrower shall bear all risks and costs associated with any Environmental Loss, damage or liability therefrom, including all costs of removal of Hazardous Materials or other remediation required by the Administrative Agent or by law. Borrower shall indemnify, defend and hold the Administrative Agent and the Lenders harmless from and against all loss, liabilities, damages, claims, costs and expenses (including reasonable costs of defense) arising out of or associated, in any way, with the non-compliance with Environmental Laws, or the existence of Hazardous Materials in, on, or about the Project, or a breach of any representation, warranty or covenant contained in this Article 5, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, including those arising from the joint, concurrent, or comparative negligence of the Administrative Agent and the Lenders; provided, however, Borrower shall not be liable under such indemnification to the extent such loss, liability, damage, claim, cost or expense results solely from the Administrative Agent's or any Lender's gross negligence or willful misconduct. Borrower's obligations under this Section 5.4 shall arise upon the discovery of the presence of any Hazardous Material, whether or not any governmental authority has taken or threatened any action in connection with the presence of any Hazardous Material, and whether or not the existence of any such Hazardous Material or potential liability on account thereof is disclosed in the Site Assessment and shall continue notwithstanding the repayment of the Loans or any transfer or sale of any right, title and interest in the Project (by foreclosure, deed in lieu of foreclosure or otherwise).

Section 5.5 No Waiver. Notwithstanding any provision in this Article 5 or elsewhere in the Loan Documents, or any rights or remedies granted by the Loan Documents, the Administrative Agent and the Lenders do not waive and expressly reserve all rights and benefits now or hereafter accruing to the Administrative Agent and/or any Lenders under the "security interest" or "secured creditor" exception under applicable Environmental Laws, as the same may be amended. No action taken by the Administrative Agent and/or any Lender pursuant to the Loan Documents shall be deemed or construed to be a waiver or relinquishment of any such rights or benefits under the "security interest exception."


ARTICLE 6

Leasing Matters


Section 6.1 Representations and Warranties on Leases. Borrower represents and warrants to the Administrative Agent and the Lenders with respect to Leases of the Project that: (1) to Borrower's knowledge, the rent roll attached hereto as <u>Schedule 6.1</u> and delivered to the Administrative Agent is true and correct in all material respects, and, subject to the terms and conditions therein, the Leases are valid and in and full force and effect; (2) the Leases (including amendments) are in writing, and there are no oral agreements with respect thereto; (3) the copies of the Leases delivered to the Administrative Agent are true and complete; (4) to Borrower's knowledge, neither the landlord nor any tenant is in default under any of the Leases; (5) Borrower has no knowledge of any notice of termination or default with respect to any Lease; (6) Borrower has not assigned or pledged any of the Leases, the rents or any interests therein except to the Administrative Agent (on behalf of the Lenders); (7) no tenant or other party has an option to purchase all or any portion of the Project; and (8) no tenant has prepaid more than one month's rent in advance (except for bona fide security deposits not in excess of an amount equal to two month's rent).

Section 6.2 Standard Lease Form; Approval Rights. All Leases and other rental arrangements shall in all respects be approved by the Administrative Agent and shall be on a standard lease form approved by the Administrative Agent prior to the Closing Date with no material modifications (except as expressly approved in writing by the Administrative Agent). The standard lease form shall provide (1) that the lease is subordinate to the Mortgage, (2) that the tenant shall attorn to the Administrative Agent (on behalf of the Lenders) following an event of default, provided that the Administrative Agent has agreed not to disturb tenant's occupancy under the lease, and (3) that any cancellation, surrender, or material amendment of such lease without the prior written consent of the Administrative Agent shall be voidable by the Administrative Agent. Borrower shall hold, in trust, all tenant security deposits, and, to the extent required by Applicable Law, shall not commingle any such funds with any other funds of Borrower. Within ten (10) days after the Administrative Agent's request, Borrower shall furnish to the Administrative Agent a statement of all tenant security deposits, and copies of all leases not previously delivered to the Administrative Agent, certified by Borrower as being true and correct. Notwithstanding anything contained in the Loan Documents, the Administrative Agent hereby confirms that it has consented to the Gibson Dunn Lease and the New Century Lease, and the Administrative Agent's approval shall not be required for future Leases or Lease extensions if the following conditions are satisfied: (1) there exists no Potential Default or Event of Default; (2) the lease is on the standard lease form approved by the Administrative Agent with no modifications and complies with the Leasing Guidelines, except for commercially reasonable changes agreed to in the ordinary course of Borrower's business, but in any event there shall be no material modifications to the subordination, attornment, estoppel and landlord liability clauses without the prior written consent of the Administrative Agent, which consent shall not be

unreasonably withheld; (3) the lease does not conflict with any restrictive covenant affecting the Project or any other lease for space in the Project; (4) the lease is not a Major Lease; (5) the lease provides for rental rates and landlord concessions comparable to existing local market rates as established on the Leasing Guidelines; (6) the lease is an arms-length transaction and in no event with an Affiliate of Borrower; (7) the lease shall be to a tenant which Borrower, in its professional and commercially reasonable judgment, has determined is credit worthy; (8) the lease does not contain any options for renewal or expansion by the tenant at rental rates which are below reasonable comparable market levels at the time the lease is executed; and (9) the lease is for a term of not more than ten (10) years (exclusive of renewal options which together with the initial term shall not exceed twenty (20) years).

Section 6.3 Covenants. Borrower (1) shall perform the obligations which Borrower is required to perform under the Leases, including the performance of any Tenant Improvement Work with respect thereto; (2) shall enforce the obligations to be performed by the tenants; (3) shall promptly furnish to the Administrative Agent any notice of default or termination received by Borrower from any tenant, and any notice of default or termination given by Borrower to any tenant; (4) shall not collect any rents for more than thirty (30) days in advance of the time when the same shall become due, except for bona fide security deposits not in excess of an amount equal to two month's rent; (5) shall not enter into any ground lease or master lease of any part of the Project, except the Master Lease approved by the Administrative Agent prior to the Closing Date; (6) shall not further assign or encumber any Lease; (7) shall not, except with the Administrative Agent's prior written consent, which consent shall not be unreasonably withheld, cancel or accept surrender or termination of any Lease; (8) shall not, except with the Administrative Agent's prior written consent, which consent shall not be unreasonably withheld, modify or amend any Lease (except for minor modifications and amendments entered into in the ordinary course of business, consistent with prudent property management practices, not affecting the economic terms of the lease); and (9) shall use its best efforts to lease the Improvements, and any action in violation of clauses (5), (6), (7), and (8) of this Section 6.2 shall be void at the election of the Administrative Agent.

Section 6.4 Tenant Estoppels. At the Administrative Agent's request, Borrower shall use commercially reasonable efforts to obtain and furnish to the Administrative Agent, (1) written estoppels in form and substance reasonably satisfactory to the Administrative Agent, executed by tenants under leases in the Project and confirming the term, rent, and other provisions and matters relating to the leases and (2) written subordination and attornment agreements, in form and substance satisfactory to the Administrative Agent, executed by tenants under leases in the Project, whereby, among other things, such tenants subordinate their interest in the Project to the Loan Documents and agree to attorn to the Administrative Agent (on behalf of the Lenders) and its successors and assigns upon foreclosure or other transfer of the Project after an Event of Default.

Article 7

Representations and Warranties

Borrower represents and warrants to the Administrative Agent and the Lenders that:

Section 7.1 Organization and Power. Borrower and each Borrower Party is duly organized, validly existing and in good standing under the laws of the state of its formation or existence, and is in compliance with legal requirements applicable to doing business in the State. Borrower is not a "foreign person" within the meaning of § 1445(f)(3) of the Internal Revenue Code. 3161's U.S. taxpayer identification number is 73-1709938; PS2's U.S. taxpayer identification number is 20-496247; PS5's U.S. taxpayer identification number is 20-4962480.

Section 7.2 Validity of Loan Documents. The execution, delivery and performance by Borrower and each Borrower Party of the Loan Documents: (1) are duly authorized and do not require the consent or approval of any other party or governmental authority which has not been obtained; and (2) will not violate any law or result in the imposition of any Lien upon the assets of any such party, except as contemplated by the Loan Documents. The Loan Documents constitute the legal, valid and binding obligations of Borrower and each Borrower Party, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, or similar laws generally affecting the enforcement of creditors' rights.

Section 7.3 Liabilities; Litigation.

(1) The financial statements delivered by Borrower and each Borrower Party are true and correct with no significant change since the date of preparation. Except as disclosed in such financial statements, there are no liabilities (fixed or contingent) affecting the Project, Borrower or any Borrower Party. Except as disclosed in such financial statements, there is no litigation, administrative proceeding, investigation or other legal action (including any proceeding under any state or federal bankruptcy or insolvency law) pending or, to the knowledge of Borrower, threatened, against the Project, Borrower or any Borrower Party which if adversely determined could have a material adverse effect on such party, the Project or the Loans.

(2) Neither Borrower nor any Borrower Party is contemplating either the filing of a petition by it under state or federal bankruptcy or insolvency laws or the liquidation of all or a major portion of its assets or property, and neither Borrower nor any Borrower Party has knowledge of any Person contemplating the filing of any such petition against it.

Section 7.4 Taxes and Assessments. There are no pending or, to Borrower's best knowledge, proposed, special or other assessments for public improvements or otherwise affecting the Project, nor are there any contemplated improvements to the Project that may result in such special or other assessments.

Section 7.5 Other Agreements; Defaults. Neither Borrower nor any Borrower Party is a party to any agreement or instrument or subject to any court order, injunction, permit, or restriction which might adversely affect the Project or the business, operations, or condition (financial or otherwise) of Borrower or any Borrower Party. Neither Borrower nor any Borrower Party is in violation of any agreement which violation would have an adverse effect on the Project, Borrower, or a material adverse effect on any Borrower Party or Borrower's or any Borrower Party's business, properties, or assets, operations or condition, financial or otherwise.

Section 7.6 Compliance with Law; Government Approvals.

(1) Borrower and the Project, as applicable, and the contemplated use thereof and operations thereat, comply, and upon completion of construction of the Construction Work applicable thereto shall comply, with all Applicable Law, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect.

(2) All Government Approvals necessary in connection with the construction and operation of the Project as contemplated by the Loan Documents and the Project Documents have, other than those Governmental Approvals to be obtained after the date hereof in accordance with Section 7.6(5), been duly obtained, were validly issued, are in full force and effect, are not subject to appeal, are held in the name of Borrower (in the case of the Project), are free from conditions or requirements, the compliance with which could reasonably be expected to have a Material Adverse Effect or which Borrower does not reasonably expect will be able to be satisfied in the ordinary course of business, and are assignable to and assumable by the successors in interest and transferees of Borrower and run with the land.

(3) There is no proceeding pending or, to Borrower's knowledge, threatened, that seeks, or may reasonably be expected, to rescind, terminate, modify or suspend any such Government Approval.

(4) The information set forth in each application and other written material submitted by the Borrower Parties and, to Borrower's knowledge, any third parties, to the applicable Governmental Authority in connection with each such Government Approval is accurate and complete in all material respects.

(5) The Government Approvals to be obtained after the date hereof are required solely in connection with later stages of development, construction or operation of the Improvements and are not customarily obtained until a later stage of development or construction, and shall be obtained on or prior to the date when so required. Borrower has no reason to believe that any Government Approval that has not yet been obtained by Borrower, but which will be required in the future, will not be granted in due course, on or prior to the date when required and free from any condition or requirement, compliance with which could reasonably be expected to have a Material Adverse Effect or which Borrower does not reasonably expect will be able to be satisfied in the ordinary course of business.

(6) The Project (if constructed in accordance with the Plans and Specifications and the Project Documents) will conform to and comply with all covenants, conditions, restrictions and reservations in the Government Approvals and all Applicable Law, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect.

(7) Borrower has no reason to believe that the Administrative Agent, acting for the benefit of the Lenders, will not be entitled, without undue expense or delay, to the benefit of each Government Approval with respect to the Project upon the exercise of remedies under the Security Documents.

(8) Borrower has delivered to the Administrative Agent a true and complete copy of each Government Approval heretofore obtained with respect to the Project, as the same shall be supplemented during the course of obtaining additional Government Approvals as the Construction Work proceeds.

Section 7.7 Location of Borrower. Borrower's principal place of business and chief executive offices are located at the address stated in <u>Section 12.1</u>.

Section 7.8 ERISA. Borrower has not established any pension plan for employees which would cause Borrower to be subject to the Employee Retirement Income Security Act of 1974, as amended.

Section 7.9 Margin Stock. No part of proceeds of the Loans will be used for purchasing or acquiring any "margin stock" within the meaning of Regulations T, U or X of the Board of Governors of the Federal Reserve System.

Section 7.10 Tax Filings. Borrower and each Borrower Party have filed (or have obtained effective extensions for filing) all federal, state and local tax returns required to be filed and have paid or made adequate provision for the payment of all federal, state and local taxes, charges and assessments currently due and payable by Borrower and each Borrower Party, respectively.

Section 7.11 Solvency. Giving effect to the Loans, the fair saleable value of Borrower's assets exceeds and will, immediately following the making of the Loans, exceed Borrower's total liabilities, including, without limitation, subordinated, unliquidated, disputed and contingent liabilities. The fair saleable value of Borrower's assets is and will, immediately following the making of the Loans, be greater than Borrower's probable liabilities, including the maximum amount of its contingent liabilities on its Debts as such Debts become absolute and matured. Borrower's assets do not and, immediately following the making of the Loans will not, constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. Borrower does not intend to, and does not believe that it will, incur Debts and liabilities (including contingent liabilities and other commitments) beyond its ability to pay such Debts as they mature (taking into account the timing and amounts of cash to be received by Borrower and the amounts to be payable on or in respect of obligations of Borrower).

Section 7.12 Full and Accurate Disclosure. No statement of fact made by or on behalf of Borrower or any Borrower Party in this Agreement or in any of the other Loan Documents or in any certificate, statement or questionnaire delivered by Borrower or any Borrower Party in connection with the Loans contains any untrue statement of a material fact or omits to state any material fact necessary to make statements contained herein or therein not misleading. There is no fact presently known to Borrower or any Borrower Party which has not been disclosed to the Administrative Agent which adversely affects, nor as far as Borrower can foresee, might materially adversely affect, the Project or the business, operations or condition (financial or otherwise) of Borrower or any Borrower Party.

Section 7.13 Single Purpose Entity. PS2 and PS5 are and have at all times since their formation been a Single Purpose Entity, and from and after the Closing Date 3161 is and will at all times be a Single Purpose Entity.

Section 7.14 Management Agreement. The Management Agreement and the REA are the only management agreements in existence with respect to the operation or management of the Project. The copies of the Management Agreement and the REA delivered to the Administrative Agent are true and correct copies, and such agreements have not been amended or modified. Neither party to such agreement is in default under such agreement and the manager thereunder has no defense, offset right or other right to withhold performance under or terminate such agreements.

Section 7.15 No Conflicts.

(1) The execution, delivery and performance of this Agreement, the other Loan Documents, and the Project Documents by Borrower do not and will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Lien (other than pursuant to the Loan Documents) upon any of the property or assets of Borrower pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, operating agreement or other agreement or instrument to which Borrower is a party or by which any of Borrower's property or assets is subject, nor will such action result in any violation of the provisions of any Applicable Law or Government Approval applicable to Borrower or the Project.

(2) Each Government Approval required for and each consent or approval required to be obtained from, and notice required to be delivered to, any other Person in connection with the execution, delivery and performance by Borrower of this Agreement, the other Loan Documents, and the Project Documents has been obtained or delivered and is in full force and effect.

Section 7.16 Title. Borrower has good, marketable and insurable fee simple title to the Project, free and clear of all Liens whatsoever, except for the Permitted Encumbrances and such other Liens as are permitted pursuant to the Loan Documents. The Mortgage creates (and upon the recordation thereof and of any related financing statements there will be perfected) (1) a valid Lien on the Project, subject only to Permitted Encumbrances and (2) security interests in and to, and collateral assignments of, all personality (including the Leases), all in accordance with the terms thereof, in each case subject only to any applicable Permitted Encumbrances and such other Liens as are permitted pursuant to the Loan Documents. There are no claims for payment for work, labor or materials affecting the Project which are or may become a Lien prior to, or of equal priority with, the Liens created by the Loan Documents. None of the Permitted Encumbrances, individually or in the aggregate, materially interfere with the benefits of the security intended to be provided by the Mortgage and this Agreement, materially and adversely affect the value of the Project, impair the use or operations of the Project or impair Borrower's ability to pay its obligations in a timely manner.

Section 7.17 Use of Project. The Project, upon completion of the construction of the Improvements, will be used exclusively for a class "A" office building and parking facilities.

Section 7.18 Flood Zone. Except as disclosed in the Survey, no portion of the Project or the Improvements is located in an area identified by the Secretary of Housing and Urban Development or any successor thereto as an area having special flood hazards pursuant to the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973 or the National Flood Insurance Act of 1994, as amended, or any successor law.

Section 7.19 Insurance. Borrower has obtained and has delivered to the Administrative Agent certified copies of all of the insurance policies for the Project reflecting the insurance coverages, amounts and other insurance requirements set forth in this Agreement. No claims have been made under any such policy, and no Person, including Borrower, has done, by act or omission, anything which would impair the coverage of any such policy.

Section 7.20 Condemnation. No condemnation has been commenced or, to Borrower's knowledge, is contemplated with respect to all or any portion of the Project or for the relocation of roadways providing access to the Project.

Section 7.21 Utilities; Access. The Project has adequate rights of access to public ways and is or will be served by adequate electric, gas, water, sewer, sanitary sewer and storm drain facilities. All public utilities necessary or convenient to the full use and enjoyment of the Project are or will be located in the public right-of-way abutting such project, and all such utilities are or will be connected so as to serve such project without passing over other property, except to the extent such other property is subject to a perpetual easement for such utility benefiting such project. All roads necessary for the full utilization of the Project for its current purpose have been or will be completed and either dedicated to public use and accepted by all Governmental Authorities or valid perpetual easements and rights-of-way thereover in favor of Borrower exist. Except for on-site and off-site infrastructure improvements to be developed pursuant to the Government Approvals by Borrower for the Project, there are no amenities, services or facilities (including those for access, parking, recreational activities and otherwise) not located or to be constructed upon the Project, pursuant to the applicable Project Documents, which are necessary to the use or enjoyment, or intended to benefit the owner or occupants, thereof.

Section 7.22 Boundaries. Except as shown on the Survey, to Borrower's knowledge, all of the improvements to be developed in connection with the Project lie wholly within the boundaries and building restriction lines of the Project or within easements that run in favor of Borrower and are insured under the Title Policy, and no improvements on adjoining properties encroach upon the Project, and no improvements encroach upon or violate any easements or other encumbrances upon such project, so as to materially adversely affect the value or marketability of such project, except those which are insured against by title insurance.

Section 7.23 Separate Lots. The Project is or will be comprised of one (1) or more parcels which constitutes one (1) or more separate tax lots following processing of the deeds to PS2 and PS5 by the assessor's office of Orange County, California, and thereafter the Project will not constitute a portion of any other tax lot not part of the Project.

Section 7.24 Filing and Recording Taxes. All transfer taxes, deed stamps, intangible taxes or other amounts in the nature of transfer taxes required to be paid by any Person under applicable legal requirements currently in effect in connection with the transfer of the Project to Borrower or any transfer of a controlling interest in Borrower have been paid. All mortgage, mortgage recording, stamp, intangible or other similar tax required to be paid by any Person under applicable legal requirements currently in effect in connection with the execution, delivery, recordation, filing, registration, perfection or enforcement of any of the Loan Documents, including, without limitation, the Mortgage, have been paid and, under current legal requirements, the Mortgage is enforceable in accordance with its terms by the Administrative Agent or any subsequent holder thereof (on behalf of the Lenders), subject to applicable bankruptcy, insolvency, or similar laws generally affecting the enforcement of creditors' rights.

Section 7.25 Investment Company Act. Borrower is not (1) an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended; (2) a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of either a "holding company" or a "subsidiary company" within the meaning of the Public Utility Holding Company Act of 1935, as amended; or (3) subject to any other federal or state law or regulation which purports to restrict or regulate its ability to borrow money.

Section 7.26 Foreign Assets Control Regulations, Etc. Neither the execution and delivery of the Notes and the other Loan Documents by Borrower Parties nor the use of the proceeds of the Loans, will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or the Anti-Terrorism Order or any enabling legislation or executive order relating to any of the same. Without limiting the generality of the foregoing, no Borrower Party or any of their respective subsidiaries (a) is or will become a blocked person described in Section 1 of the Anti-Terrorism Order or (b) knowingly engages or will engage in any dealings or transactions or be otherwise associated with any person who is known or who (after such inquiry as may be required by Applicable Law) should be known to such Borrower Party or subsidiary to be such a blocked person.

Section 7.27 Organizational Structure.

(1) Borrower has heretofore delivered to the Administrative Agent a true and complete copy of the Organizational Documents of each Borrower Party. The only members of each of 3161, PS2 and PS5 on the date hereof is Borrower's Managing Member. As of the date hereof, there are no outstanding equity rights with respect to Borrower or the Borrower's Managing Member.

(2) The only partners of the Borrower's Managing Member on the date hereof are Borrower's Managing Member's General Partner, and other various minority (each owning, together with its affiliates, less than a twenty percent (20%) ownership interest in Borrower's Managing Member) limited partners that are existing or former executives of the predecessor of Borrower's Managing Member or entities owned and controlled (directly or indirectly) by such individuals. Borrower's Managing Member's General Partner is the sole general partner of the Borrower's Managing Member.

(3) Schedule 7.27 contains a true and accurate chart reflecting the ownership of the direct and indirect equity interests in Borrower (other than shareholders of Maguire Properties, Inc. or limited partners of Maguire Properties, L.P.), including the percentage of ownership interest of the Persons shown thereon.

Section 7.28 Project Documents; Other Agreements. Borrower has heretofore delivered to the Administrative Agent a true and complete copy of each Project Document and, subject to the terms of Section 9.30, none of the Project Documents has been further amended, modified or terminated. The Project Documents are in full force and effect. Borrower is not in default under or with respect to any Project Document. To the best of Borrower's knowledge, no other party to a Project Document is in default under any material covenant or obligation set forth therein.

Section 7.29 Budget. The amounts and allocations set forth in the Budget (including the Hard Costs and Soft Costs), as it may be amended in accordance with the terms of this Agreement, present a full, complete and good faith representation of all costs, expenses and fees required to acquire and develop the Project, complete the Construction Work, and pay interest on the Loans and the carrying and operating costs for the Project. Borrower is unaware of any other such costs, expenses or fees which are material and are not included within the Budget.

Section 7.30 Interim Disbursements. All Loans, if any, disbursed prior to the date hereof by the Administrative Agent to Borrower have been applied to the respective items listed in the respective Request for Loan Advance, except that in the case of any disputed items, such Loans have been applied to other Budget Line Items with the Administrative Agent's prior approval or repaid to the Administrative Agent (on behalf of the Lenders).

Section 7.31 Design Professionals' Certificates. To Borrower's knowledge, the certifications set forth in the certificates of the Design Professionals which Borrower has furnished in accordance with Schedule 4- Part A, paragraph 26 and Part C, paragraph 1(e) hereof are true and correct.

Section 7.32 Tenant Improvement Work. The Gibson Dunn Lease and New Century Lease set forth a true and complete summary of all Tenant Improvement Work as to which Borrower has granted any applicable approval pursuant such Leases.

Section 7.33 Tenant Improvement Allowances. Schedule 7.32 attached hereto sets forth a true and complete summary of all Tenant Improvement Allowances currently provided for in the Leases; provided that Schedule 7.32 shall be subject to update as Approved Leases are executed.

Section 7.34 Material Agreements. Borrower has heretofore delivered to the Administrative Agent a true, correct and complete copy of each Material Agreement (other than the REA and the Development Agreement, which was delivered by Title Insurer), and the Material Agreements constitute all of the agreements to which Borrower (or any predecessor-in-interest to Borrower) is a party that materially affects or relates to the ownership or operation of the Project (other than the Leases disclosed pursuant to Section 6.1). The

Material Agreements are in full force and effect and Borrower is not in default beyond any applicable notice or cure periods under or with respect to any Material Agreement. To Borrower's knowledge, no other party to a Material Agreement is in default under any material covenant or obligation set forth therein.

<p align="center">**ARTICLE 8**</p>

<p align="center">**Financial Reporting**</p>

Section 8.1 Financial Statements.

(1) **Monthly Reports**. During the period commencing on the Closing Date and ending on the day immediately preceding the date on which the Completion Date occurs, as soon as available and in any event within ten (10) Business Days after the end of each calendar month occurring during such period, a certificate of an authorized officer of Borrower's Managing Member's General Partner, in form and substance reasonably satisfactory to the Administrative Agent, shall be provided to the Administrative Agent setting forth in reasonable detail (a) Borrower's total sources of funds and uses thereof during such month (specifically identifying any uses of contingency funds permitted to be advanced by the Administrative Agent), (b) the aggregate amounts paid during such month to the General Contractor and/or subcontractors and any unpaid amounts owing to the General Contractor and/or subcontractors which are sixty (60) days past their due date, (c) variations from the Construction Schedule, including, without limitation, the estimated Completion Date, and the reasons therefor, and a description as to the status of any applicable Lease Milestones occurring during such period, (d) if the amounts paid to the General Contractor and/or subcontractors during such month are at variance from the amounts scheduled to be paid pursuant to the applicable Request for Loan Advance, the reasons for such variance, (e) any Liens placed on the Project and their payment status, (f) the status of construction generally and of the Government Approvals necessary for the construction and operation of the Project; and (g) copies of Lien Waivers and any other reports as may reasonably be requested by the Administrative Agent. Commencing on the Closing Date and ending when the Construction Work is complete and the square footage of the Project is ninety percent (90%) leased with tenants in Occupancy, a monthly leasing report and a rent roll for the Project for the most recent month; thereafter the leasing report and rent roll shall be submitted on a quarterly basis, for the previous calendar quarter in accordance with Section 8.1(2).

(2) **Quarterly Reports**. Within forty-five (45) days after the end of each calendar quarter, Borrower shall furnish to the Administrative Agent (a) on and after the Occupancy of the first tenant in the Project for operation of its business, quarterly operating statements for the Project for the most recent fiscal quarter, (b) if the Maturity Date has been extended pursuant to Section 2.5, a calculation reflecting the Debt Service Coverage Ratio as of the last day of such quarter, for such quarter and the last four quarters; (c) on or after the date of the square footage of the Project is ninety percent (90%) leased with tenants in Occupancy, a current rent roll for the Project, (d) on and after the Occupancy of the first tenant in the Project for operation of its business, a statement of all rent arrearages as of the last day of such fiscal quarter, (e) on or after the date of the square footage of the Project is ninety percent (90%) lease with tenants in Occupancy, a leasing status report, (f) quarterly financial statements (including a balance sheet, income statement and cash flow statement) for Borrower and the Guarantor

<p align="center">88</p>

prepared in accordance with GAAP (and including all appropriate and customary notes), and (g) certificates executed by the chief financial officer of Borrower or the Borrower's Managing Member's General Partner and Guarantor stating that (i) each such quarterly statement presents fairly the financial condition and the results of operations of Borrower and the Project in the case of Borrower, and the financial condition of Guarantor, in the case of Guarantor, and has been prepared in accordance with general accepted accounting principles (ii) that, as of the date of such statement, Borrower and Guarantor, as applicable, is in compliance with the Minimum DSCR Covenant and Financial Covenants, as applicable, and containing calculations in such reasonable detail as is acceptable to the Administrative Agent in respect thereof, and (iii) containing a calculation in such reasonable detail as is acceptable to the Administrative Agent setting forth the Operating Revenues, Operating Expenses, Historical Net Operating Income, Calculated Debt Service, and Debt Service Coverage Ratio for the most recent calendar quarter.

(3) **Annual Reports**.

(a) Within ninety (90) days after the end of each calendar year, Borrower will furnish to the Administrative Agent a complete copy of the annual financial statement for Borrower's Managing Member's General Partner audited by a "big four" accounting firm or other independent certified public accountant acceptable to the Administrative Agent in accordance with GAAP for such calendar year which financial statements, together with a separate (unaudited) schedule showing (a) a balance sheet for Borrower and (b) on and after the occupancy of the first tenant in the Project, a detailed operating statement stating Operating Revenues, Operating Expenses, operating income and Net Cash Flow for each of Borrower and the Project. Such annual financial statement and separate schedule shall be accompanied by (i) a comparison of the budgeted income and expenses for the Project and the actual income and expenses for the prior calendar year, (ii) a certificate executed by the chief financial officer of Borrower or the Borrower's Managing Member's General Partner stating that each such separate schedule to the annual financial statement presents fairly the financial condition and the results of operations of Borrower and the Project and has been prepared in accordance with general accepted accounting principles, and (iii) an unqualified opinion of a "big four" accounting firm or other independent certified public accountant reasonably acceptable to Lender. Together with Borrower's annual financial information to be delivered pursuant to this Section 8.1(3), Borrower shall, if required to be delivered by the General Contractor to Borrower or any Affiliate of Borrower under any General Contract or to the extent available, deliver a copy, certified by an Authorized Officer of Borrower to be true and correct, for each annual period prior to the Completion Date, of the annual audited financial statement of the General Contractor, in each case prepared in accordance with GAAP, and together with the opinion of the independent certified public accountant of the General Contractor, which opinion is not qualified as to the scope of the audit or as to the status of the General Contractor.

(b) If not included within the reports delivered pursuant to Section 8.1(3)(a), within ninety (90) days after the end of each calendar year, the Guarantor shall furnish certified annual financial statements (or if such financial statements are consolidated with others, such consolidated financial statements) (in form reasonably satisfactory to the Administrative Agent) of the Guarantor for each such fiscal year, audited by a "big four" accounting firm or other independent certified public accountant acceptable to Administrative Agent and in the form acceptable to the Administrative Agent, including a balance sheet and statement of profit and loss setting forth in comparative form figures for the preceding fiscal year, prepared in accordance with GAAP. Guarantor's financial statements shall be accompanied by a certificate executed by the chief financial officer of Guarantor stating that such annual financial statement presents fairly the financial condition and the results of operations of Guarantor and has been prepared in accordance with general accepted accounting principles, and stating that, as of the date of such statement, Guarantor is in compliance with the Financial Covenants, and containing calculations in such reasonable detail as is acceptable to the Administrative Agent in respect thereof.

(4) **Certification; Supporting Documentation**. Each such financial statement shall be in scope and detail satisfactory to the Administrative Agent and certified by the chief financial representative of Borrower, Managing Member'.

Section 8.2 Accounting Principles. All financial statements shall be prepared in accordance with sound accounting principles applicable to commercial real estate, consistently applied from year to year. If the financial statements are prepared on an accrual basis, such statements shall be accompanied by a reconciliation to cash basis accounting principles.

Section 8.3 Other Information. Borrower shall deliver to the Administrative Agent such additional information regarding Borrower, its subsidiaries, its business, any Borrower Party, and the Project within thirty (30) days after the Administrative Agent's reasonable request therefor.

Section 8.4 Audits. The Administrative Agent shall have the right to choose and appoint a certified public accountant to perform financial audits as it deems necessary, at Borrower's expense, provided that Borrower shall only be responsible for the expense of such audit upon the occurrence of an Event of Default. Borrower shall permit the Administrative Agent to examine such records, books and papers of Borrower which reflect upon its financial condition and the income and expense relative to the Project.

Section 8.5 Lenders. The Administrative Agent shall promptly provide to the Lenders copies of all reports received under Section 8.1 above, or shall make such reports available to the Lenders through electronic means.

ARTICLE 9

Covenants

Borrower covenants and agrees with the Administrative Agent and the Lenders as follows:

Section 9.1 Due on Sale and Encumbrance; Transfers of Interests.

(1) Without the prior written consent of the Administrative Agent and the Lenders (to the extent required under Section 12.2):

(a) neither Borrower nor any other Person having an ownership or beneficial interest in Borrower shall (i) directly or indirectly sell, transfer, convey, mortgage, pledge, or assign any interest in the Project or any part thereof (including any partnership, membership or any other ownership interest in Borrower); (ii) further encumber, alienate, grant a Lien or grant any other interest in the Project or any part thereof (including any partnership, membership or other ownership interest in Borrower), whether voluntarily or involuntarily; or (iii) enter into any easement or other agreement granting rights in or restricting the use or development of the Project;

(b) no new member shall be admitted to or created in Borrower (nor shall any existing partner or member withdraw from Borrower), and no change in Borrower's organizational documents relating to control over Borrower and/or the Project shall be effected; and

(c) there shall be no Change of Control of Borrower's Managing Member or Borrower's Managing Member's General Partner.

(2) Notwithstanding the provisions of Section 9.1(1), (a) prior to the Completion Date, Sponsor shall be permitted to transfer a portion of its direct or indirect ownership interests in Borrower to an Approved Transferee, so long as (i) at the time of such transfer there exist no monetary defaults or Events of Default under the Loan Documents, (ii) at the time of such transfer no Low DSCR Trigger Period exists, (iii) at all times following such transfer, Sponsor continues to own not less than fifty-one percent (51%) of the direct or indirect ownership interests in Borrower, and (iv) at all times following such transfer, Sponsor continues to Control Borrower and there is no Change of Control of Borrower's Managing Member or Borrower's Managing Member's General Partner; and (b) after the Completion Date, Sponsor shall be permitted to transfer a portion of its direct or indirect ownership interests in Borrower to an Approved Transferee, so long as (i) at the time of such transfer there exist no monetary defaults or Events of Default under the Loan Documents, (ii) at the time of such transfer no Low DSCR Trigger Period exists, (iii) at all times following such transfer, Sponsor owns at least twenty percent (20%) of the direct or indirect ownership interests in Borrower, (iv) at all times following such transfer, Sponsor continues to Control Borrower and there is no Change of Control of Borrower's Managing Member or Borrower's Managing Member's General Partner, and (v) at all times following such transfer Sponsor or an Affiliate is Manager.

(3) Notwithstanding the foregoing, Sponsor may pledge its direct or indirect ownership interests in Borrower as security for Sponsor's obligations under its primary credit facility; provided that (i) such pledge shall not be subject to foreclosure, nor shall there be any conveyance in lieu thereof, nor shall there be any other action in respect of such pledged interests inconsistent with the consent and acknowledgement referred to in clause (iii) below, without the Administrative Agent's prior written consent; (ii) such pledge, by its express terms, shall be subject to the limitations on foreclosure and conveyance in lieu thereof set forth above; and (iii) the pledgee shall deliver such acknowledgments of and consents to the foregoing as the Administrative Agent may request. Without limiting the foregoing, if Eurohypo exercises the Mezzanine Option, the pledgee shall release its pledge on any of the ownership interest that form the collateral for the Mezzanine Loan (without limiting the rights of Sponsor, in accordance with this Section 9.1(3), to pledge to such pledgee other indirect ownership interests in Borrower that do not form the collateral for the Mezzanine Loan).

(4) Notwithstanding anything to the contrary set forth in this Section 9.1, the transfers restricted hereunder shall not include (i) any conveyance, assignment, sale, mortgaging, encumbrance, pledging, hypothecation, granting of a security interest in, granting of options with respect to, or other disposition (including in connection with any merger or consolidation) of any limited partnership interests in Borrower's Managing Member (provided that after giving effect thereto Borrower's Managing Member's General Partner continues to Control Borrower's Managing Member), or of any publicly traded stock in Borrower's Managing Member's General Partner, or (ii) the conveyance, assignment, sale, pledge, hypothecation, granting of a security interest in, granting of options with respect to, or other disposition of stock in Borrower's Managing Member's General Partner, provided that, in the case of either clause (i) or clause (ii) above, (A) after giving effect to any such conveyance, assignment, sale or other disposition, the common stock of Borrower's Managing Member's General Partner shall be listed and traded on the New York Stock Exchange or other nationally recognized stock exchange and (B) in the event that more than forty nine percent (49%) of the common stock in Borrower's Managing Member's General Partner is conveyed, assigned, sold or otherwise disposed of, whether in one or a series of transactions, to any Person or Persons acting as a group, and as a result thereof, such Person or Persons have the power to elect, appoint or cause the election or appointment of at least a majority of the members of the Board of Directors of Borrower's Managing Member's General Partner, through beneficial ownership of the capital stock of Borrower's General Partner's Managing Member or otherwise, the prior written consent of the Administrative Agent and the Majority Lenders thereto shall have been obtained, which consent shall not be unreasonably withheld, conditioned or delayed.

(5) As used in this Section 9.1: (a)"**transfer**" shall include the sale, transfer, conveyance, mortgage, pledge, or assignment of the legal or beneficial ownership of (i) the Project, (ii) any partnership interest in any general partner in Borrower that is a partnership, (iii) any membership interest in any member in Borrower that is a limited liability company and (iv) any voting stock in any general partner in Borrower that is a corporation; "transfer" shall not include (x) the leasing of any space within the Project so long as Borrower complies with the provisions of the Loan Documents relating to such leasing activity; or (y) the transfers of non-managing membership interests in Borrower so long as the provisions of Section 9.1(2) are satisfied; and (b) "**Control**" of one Person (the "**controlled Person**") by another Person (the "**controlling Person**") shall mean the possession, directly or indirectly, by the controlling Person of the power or ability to direct or cause the direction of the management or policies of the controlled Person, subject to approvals for customary major decisions, whether through the ability to exercise voting power, by contract or otherwise ("**Controlled**" and "**Controlling**" each have the meanings correlative thereto).

(6) Without limiting the provisions of this Section 9.1, in connection with any transfer permitted by this Section 9.1, if any such transfer results, directly or indirectly, in the ownership of ten percent (10%) or more of the interests in Borrower, Borrower's Managing Member or Borrower's Managing Member's General Partner by any Person not currently the holder of ten percent (10%) or more of the interests in Borrower, Borrower's Managing Member or Borrower's Managing Member's General Partner, then prior to any such transfer the following conditions shall be satisfied:

(a) In connection with any such transfer, the Administrative Agent shall have received not less than thirty (30) days prior to the date on which such transfer is to become effective: (A) prior written notice of such proposed transfer, (B) true and correct copies of all documentation that will be entered into with respect to the same, and (C) all appropriate papers reasonably requested by the Administrative Agent that reflect the identity, organization, good standing, tax status and financial standing of the proposed transferee, which papers shall include certified copies of all documents relating to the organization and formation of transferee and of the entities, if any, which are partners or members of transferee and updated organizational charts reflecting such transfer, as well as all other documents and information reasonably requested by the Administrative Agent (including such documents as it may require to confirm that such proposed transfer will satisfy the requirements of this Agreement for a transfer to an Approved Transferee, and for the Administrative Agent and each Lender to undertake and approve such background checks and satisfy such "know-your-customer" requirements as may be required to be performed by it);

(b) The Administrative Agent shall have determined that such proposed transfer will not result in any violation of the provisions of Section 9.6 or 9.21;

(c) The Administrative Agent shall have determined that, after giving effect to any such proposed transfer, the representations and covenants of Borrower set forth in Sections 7.13 and 7.16 of this Agreement shall be true and correct as if made immediately after giving effect thereto; and

(d) Borrower shall pay to the Administrative Agent on behalf of the Lenders all actual costs and expenses incurred by the Administrative Agent or any Lenders in connection with any transfer.

Section 9.2 Taxes; Charges. Borrower shall pay before any fine, penalty, interest or cost may be added thereto, and shall not enter into any agreement to defer, any real estate taxes and assessments, franchise taxes and charges, and other governmental charges that may become a Lien upon the Project or become payable during the term of the Loans (collectively, the "**Taxes**"), and will promptly furnish the Administrative Agent with evidence of such payment; however, Borrower's compliance with Section 4.1 of this Agreement relating to impounds for taxes and assessments shall, with respect to payment of such taxes and assessments, be deemed compliance with this Section 9.2. From and after the completion of processing of the deeds to PS2 and PS5 and the creation of separate tax lots by the assessor's office of Orange County, California, Borrower shall not suffer or permit the joint assessment of the Project with any other real property constituting a separate tax lot or with any other real or personal property. Borrower shall pay when due all claims and demands of mechanics, materialmen, laborers and others which, if unpaid, might result in a Lien on the Project; however, Borrower may contest the validity of such claims and demands or taxes so long as (1) Borrower notifies the Administrative Agent that it intends to contest such claim or demand, (2) Borrower provides the Administrative Agent with an indemnity, bond or other security satisfactory to the Administrative Agent (including an endorsement to the Administrative Agent's title insurance policy insuring against such claim or demand) assuring the discharge of Borrower's obligations for such claims and demands, including interest and penalties, and (3) Borrower is diligently contesting the same by appropriate legal proceedings in good faith and at its own expense and concludes such contest prior to the tenth (10th) day preceding the earlier to occur of the Maturity Date or the date on which the Project is scheduled to be sold for non payment.

Section 9.3 Control; Management.

(1) Borrower shall cause the Project to be managed by a Qualified Manager engaged by Borrower and reasonably approved by Administrative Agent or another property manager engaged by the Borrower and acceptable to Administrative Agent in its sole and absolute discretion. Administrative Agent hereby approves of Maguire Properties, L.P. as the Manager and the Management Agreement dated as of the Closing Date. The Manager shall manage the Project pursuant to a management agreement approved by Administrative Agent in its reasonable discretion, and no Manager shall be engaged prior to approval of such management agreement. The Manager shall be entitled to receive a management fee of not more than three percent (3%) of total Operating Revenues. The Manager shall deliver an executed Subordination of Management Agreement, which shall provide, among other things, that the Management Agreement is subordinate to Administrative Agent's lien arising under the Mortgage and all of Administrative Agent's rights with respect to the Project and the Loan Documents and that Administrative Agent may terminate and replace the Manager with an independent third-party property manager if: (a) an Event of Default has occurred and is continuing, (b) the Manager is in default of its obligations under the Management Agreement and such default has not been cured within the applicable cure periods set forth therein, or (c) the Manager becomes insolvent or the subject of any bankruptcy proceeding. Any change in ownership or Control of the Manager shall be cause for Administrative Agent to re-approve such Manager and Management Agreement, such approval not to be unreasonably withheld, conditioned or delayed. If at any time Administrative Agent consents to the appointment of a new manager, such new manager and Borrower shall, as a condition of Administrative Agent's consent, execute a Subordination of Management Agreement. Each manager shall hold and maintain all necessary licenses, certifications and permits required by law. Prior to the execution and delivery to Administrative Agent of any Subordination of Management Agreement, Borrower shall deliver such authorizations or resolutions and incumbency certificates of Manager and opinions relating to such Subordination of Management Agreement as reasonably requested by Administrative Agent.

(2) Borrower shall deliver to the Administrative Agent, as and when executed, certified copies of all material maintenance, management, service, leasing and sales contracts entered into with respect to the Project, each of which shall be entered into with a party, and on terms and conditions, reasonably acceptable to the Administrative Agent, and contemporaneously with entering into each material contract, at the Administrative Agent's option, request the service provider under each such contract to deliver to the Administrative Agent a Consent and Agreement or "will-serve" letter, on a form reasonably acceptable to the Administrative Agent, pursuant to which such service provider shall undertake, inter alia, to continue performance on behalf of the Lenders following any Event of Default without additional cost (other than sums owed pursuant to such contract for services thereafter rendered to or for the Administrative Agent or the Lenders at its or their request).

Section 9.4 Operation; Inspection.

(1) Borrower shall comply in all material respects (subject to such more stringent requirements as may be set forth elsewhere herein) with all Applicable Laws. Borrower shall maintain in full force and effect all Government Approvals and shall from time to time obtain all Government Approvals as shall now or hereafter be necessary under Applicable Law in connection with the construction, operation or maintenance of the Project or the execution, delivery and performance by Borrower of any of the Project Documents to which it is a party and shall comply with all such Government Approvals and keep them in full force and effect. If requested by Administrative Agent, Borrower shall promptly furnish a true and complete copy of each such Government Approval to the Administrative Agent. Borrower shall, unless otherwise approved by the Administrative Agent, use its reasonable efforts to contest any proceedings before any Governmental Authority and to resist any proposed adverse changes in Applicable Law to the extent that such proceedings or changes are directed specifically toward the Project or could reasonably be expected to have a Material Adverse Effect. Borrower shall permit the Administrative Agent and the Lenders and their agents, representatives and employees, upon reasonable prior notice to Borrower, to inspect the Project and conduct such environmental and engineering studies as the Administrative Agent may require, provided such inspections and studies do not materially interfere with the use and operation of the Project.

(2) After prior notice to the Administrative Agent, Borrower, at its own expense, may contest by appropriate legal proceedings promptly initiated and conducted in good faith and with due diligence, the validity or application of any Applicable Law; provided that:

(a) no monetary default or Event of Default exists;

(b) Borrower shall pay any outstanding fines, penalties or other payments under protest unless such proceeding shall suspend the collection of such items;

(c) such proceeding shall be permitted under and be conducted in accordance with the provisions of any other instrument to which Borrower or the Project is subject and shall not constitute a default thereunder;

(d) no part of or interest in the Project will be in danger of being sold, forfeited, terminated, canceled or lost during the pendency of the proceeding;

(e) such proceeding shall not subject Borrower, the Administrative Agent or any Lender to criminal or civil liability (other than civil liability as to which adequate security has been provided pursuant to clause (f) below);

(f) unless paid under protest, Borrower shall have furnished such security as may be required in the proceeding, or as may be reasonably requested by the Administrative Agent, to insure the payment of any such items, together with all interest and penalties thereon, which shall not be less than 110% of the maximum liability of Borrower as reasonably determined by the Administrative Agent; and

(g) Borrower shall promptly upon final determination thereof pay the amount of such items, together with all costs, interest and penalties.

Section 9.5 Taxes on Security. Borrower shall pay all taxes, charges, filing, registration and recording fees, excises and levies payable with respect to the Notes or the Liens created or secured by the Loan Documents, other than income, franchise and doing business taxes imposed on the Administrative Agent or any Lender. If there shall be enacted any law (1) deducting the Loans from the value of the Project for the purpose of taxation, (2) affecting any Lien on the Project, or (3) changing existing laws of taxation of mortgages, deeds of trust, security deeds, or debts secured by real property, or changing the manner of collecting any such taxes, Borrower shall promptly pay to the Administrative Agent, on demand, all taxes, costs and charges for which the Administrative Agent or any Lender is or may be liable as a result thereof; however, if such payment would be prohibited by law or would render the Loans usurious, then instead of collecting such payment, the Administrative Agent may (and on the request of the Majority Lenders shall) declare all amounts owing under the Loan Documents to be immediately due and payable.

Section 9.6 Legal Existence; Name, Etc.

(1) Borrower shall preserve and keep in full force and effect its existence as a Single Purpose Entity. Borrower, Borrower's Managing Member, and Borrower's Managing Member's General Partner shall preserve and keep in full force and effect its entity status, franchises, rights and privileges under the laws of the state of its formation, and all qualifications, licenses and permits applicable to the ownership, use and operation of the Project. Except as may otherwise be permitted under Section 9.1, neither Borrower nor Borrower's Managing Member, nor Borrower's Managing Member's General Partner shall wind up, liquidate, dissolve, reorganize, merge, or consolidate with or into, or convey, sell, assign, transfer, lease, or otherwise dispose of all or substantially all of its assets, nor shall Borrower acquire all or substantially all of the assets of the business of any Person. Borrower shall conduct business only in its own name and shall not change its name, identity, or organizational structure, or the location of its chief executive office or principal place of business unless Borrower (a) shall have obtained the prior written consent of the Administrative Agent to such change, and (b) shall have taken all actions necessary or requested by the Administrative Agent to file or amend any financing statement or continuation statement to assure perfection and continuation of perfection of security interests under the Loan Documents. Borrower shall not form, acquire or hold any subsidiaries or interests in any other Person.

(2) Borrower shall at all times cause there to be at least one (1) duly appointed member of its board of managers or other governing board who is an Independent Manager. Borrower shall not take any action or permit any action to be taken which, under the terms of this Agreement, or the limited liability company operating agreement of Borrower, requires the consent of such Independent Manager(s), unless such Independent Manager(s) shall have consented in writing to such action.

Section 9.7 Affiliate Transactions.

(1) Without the prior written consent of the Administrative Agent, Borrower shall not engage in any transaction affecting the Project with an Affiliate of Borrower, except on arm's-length terms and conditions and pursuant to arrangement which are terminable by notice without any termination fee or penalty.

(2) Notwithstanding Section 9.7(1) above, (a) PS2 LLC and PS5 LLC may enter into the Master Lease with Guarantor, (b) Borrower may enter into transactions with Affiliates as contemplated by the REA, and (c) provided the Subordination of Management Agreement is delivered to Administrative Agent, Borrower may enter into the Management Agreement, and pay the management fee to Manager in compliance with the Subordination of Management Agreement.

Section 9.8 Limitation on Other Debt. Borrower shall not, without the prior written consent of the Administrative Agent and the Majority Lenders, incur any Debt other than the Debt permissible for Borrower to incur as described in subsection (n) of the definition of Single Purpose Entity.

Section 9.9 Further Assurances. Borrower shall promptly (1) cure any defects in the execution and delivery of the Loan Documents, and (2) execute and deliver, or cause to be executed and delivered, all such other documents, agreements and instruments as the Administrative Agent may reasonably request to further evidence and more fully describe the collateral for the Loans, to correct any omissions in the Loan Documents, to perfect, protect or preserve any Liens created under any of the Loan Documents, or to make any recordings, file any notices, or obtain any consents, as may be necessary or appropriate in connection therewith.

Section 9.10 Estoppel Certificates. Borrower, within ten (10) days after request, shall furnish to the Administrative Agent a written statement, duly acknowledged, setting forth the amount due on the Loans, the terms of payment of the Loans, the date to which interest has been paid, whether any offsets or defenses exist against the Loans and, if any are alleged to exist, the nature thereof in detail, and such other matters as the Administrative Agent reasonably may request.

Section 9.11 Notice of Certain Events. Borrower shall promptly notify the Administrative Agent of (1) any Potential Default or Event of Default, together with a detailed statement of the steps being taken to cure such Potential Default or Event of Default; (2) any notice of default received by Borrower or any Borrower Party under other obligations relating to the Project or otherwise material to Borrower's business; and (3) any threatened or pending legal, judicial or regulatory proceedings, including any dispute between Borrower and any governmental authority, affecting Borrower or the Project.

Section 9.12 Indemnification. Borrower shall indemnify, defend and hold the Administrative Agent and each Lender harmless from and against any and all losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements of any kind or nature whatsoever, including the reasonable fees and actual expenses of their counsel, which may be imposed upon, asserted against or incurred by any of them relating to or arising out of (1) the Project or (2) any of the Loan Documents or the transactions contemplated thereby, including, without limitation, (a) any accident, injury to or death of persons or loss of or damage to property occurring in, on or about any of the Project or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways, (b) any inspection, review or testing of or with respect to the Project, (c) any investigative, administrative, mediation, arbitration, or judicial proceeding, whether or not the Administrative Agent or any Lender is designated a party thereto, commenced or threatened at any time (including after the repayment of the Loans) in any way related to the execution, delivery or performance of any Loan Document or to the Project, (d) any proceeding instituted by any Person claiming a Lien, and (e) any brokerage commissions or finder's fees claimed by any broker or other party in connection with the Loans, the Project, or any of the transactions contemplated in the Loan Documents, including those arising from the joint, concurrent, or comparative negligence of the Administrative Agent or any Lender, except to the extent any of the foregoing is caused by the Administrative Agent's or any Lender's gross negligence or willful misconduct, in which case the party to whom the gross negligence or willful misconduct is attributable (but not any other party) shall not be entitled to the indemnification provided for hereunder to the extent of such gross negligence or willful misconduct, and the obligations of Borrower under this Section 9.12 shall not apply to the extent that the events which give rise to the indemnities set forth herein first occur after the date on which Administrative Agent or any other Lender acquires title to the Project by foreclosure or deed-in-lieu of foreclosure.

Section 9.13 Reserved.

Section 9.14 Maintenance of the Project; Alterations.

(1) Subject to the completion of construction of the Project, Borrower shall (a) maintain or cause to be maintained the Project in good condition and repair, in an manner consistent with a Class "A" office building and parking facility located in the City of Irvine, California, and make all reasonably necessary repairs or replacements thereto; (b) not remove, demolish or structurally alter, or permit or suffer the removal, demolition or structural alteration of, any of the Improvements without the prior consent of the Administrative Agent except to the extent required pursuant to an Approved Lease or by Applicable Law; (c) complete promptly and in a good and workmanlike manner any Improvements which may be hereafter constructed on the Land and, subject to the terms of the Loan Documents, promptly restore in like manner any portion of the Improvements which may be damaged or destroyed from any cause whatsoever, and pay when due all claims for labor performed and material furnished therefor, subject to Borrower's right to contest any such claims (as long as such contested claims have been bonded over to the satisfaction of the Administrative Agent); (d) not commit, or permit, any waste of the Project; and (e) not remove any item of the Project without replacing it with a comparable item of equal quality, value and usefulness; except that Borrower may (i) sell or dispose of in the ordinary course of business any property which is obsolete, (ii) in accordance with the Loan Documents permit work on the Project in accordance with the approved Plans and Specifications or to the extent permitted or required pursuant to an Approved Lease and (iii) permit the demolition of any currently existing improvements in accordance with the Plans and Specifications.

(2) After completion of the Improvements, Borrower shall obtain the Administrative Agent's prior written consent, which consent shall not be unreasonably withheld or delayed, to any alterations to any improvements that may have a material adverse effect on Borrower's financial condition, the use, operation or value of the Project or the actual net operating income with respect to the Project, other than (a) tenant improvement work performed pursuant to the terms and provisions of an Approved Lease and not adversely affecting any structural component of any improvements, any utility or HVAC system contained in any improvements or the exterior of any building constituting a part of any improvements at the

Project, or (b) alterations performed in connection with the restoration of the Project after the occurrence of a casualty in accordance with the terms and provisions of this Agreement.

Section 9.15 Hedge Agreements.

(1) Prior to the Closing Date, Hedge Party shall obtain, and thereafter at all times maintain in full force and effect a Hedge Agreement satisfactory to the Administrative Agent in its sole and absolute discretion with (i) a Eurohypo Counterparty or (ii) one or more other banks or insurance companies (each a "**Third-Party Counterparty**"), which effective upon the Closing Date, is sufficient to have the effect of capping the one-month LIBOR Rate at not in excess of five and one half percent (5.50%) per annum through the Maturity Date with respect to a notional amount which shall increase over time so as to equal from time to time at least seventy-five percent (75%) of the balance of the Loans which is projected (based on projections approved by the Administrative Agent prior to the Closing Date) to be outstanding on the fifteen (15th) day of each month during the period from the Closing Date through the Maturity Date. Within ten (10) Business Days following each February 1 and August 1 during the period from the Closing Date through the Maturity Date, Borrower shall, if the notional amount then covered by the Hedge Agreement(s) theretofore delivered hereunder is less than seventy-five percent (75%) of the then-outstanding balance of the Loans, cause a supplemental Hedge Agreement to be delivered to the Administrative Agent in compliance with all the terms of this Section 9.15 but under which the notional amount shall equal the amount by which seventy five percent (75%) of the then-outstanding balance of the Loans exceeds the notional amount then covered by the Hedge Agreement(s) theretofore delivered hereunder. In addition, if the actual outstanding balance under the Loans exceeds as of the fifteen (15th) day of any month the amounts projected to be outstanding under the Loans as of such date in the projection of outstanding balances theretofore approved by the Administrative Agent under this Section 9.15 by more than five percent (5%), and is forecast by the Administrative Agent in its discretion to continue to exceed the previously projected amounts for any subsequent month, Borrower, within ten (10) Business Days following the Administrative Agent's request therefor, shall cause a supplemental Hedge Agreement to be delivered to the Administrative Agent in compliance with all the terms of this Section 9.15 but under which the notional amount in effect thereunder on the fifteen (15th) day of each month through the Maturity Date shall equal seventy five percent (75%) of the difference between the amounts then projected by the Administrative Agent to be outstanding on the fifteen (15th) day of each such month and the notional amount to be in effect on the fifteen (15th) day of each such month under the Hedge Agreement(s) theretofore delivered hereunder. The Hedge Agreement shall require monthly payments to be based on a LIBOR Rate of interest having successive Interest Periods (an "**Interest Rate Hedge Period**") of one month or such other Interest Periods satisfactory to Administrative Agent in its sole and absolute discretion.

(2) Reserved

(3) Any Hedge Agreement with a Third-Party Counterparty is herein called a "**Third-Party Hedge Agreement**." With respect to each Third-Party Hedge Agreement: (i) the Third-Party Counterparty providing such Third-Party Hedge Agreement must (a) have a long term unsecured debt rating no lower than "A+" from S&P and (b) be satisfactory to the Administrative Agent in its reasonable discretion; (ii) the form and substance of such Third-Party Hedge Agreement must be satisfactory to the Administrative Agent in its reasonable discretion

and in all respects; and (iii) the Third-Party Counterparty providing such Third-Party Hedge Agreement must enter into a written agreement with the Administrative Agent (A) whereby such Third-Party Counterparty acknowledges the collateral assignment of such Third-Party Hedge Agreement to Administrative Agent as additional security for the Loan pursuant to the Hedge Agreement Pledge, and (B) which is otherwise in form and substance acceptable to the Administrative Agent in reasonable discretion. Administrative Agent shall have the right to bid on any potential Hedge Agreement on which Borrower solicits bids pursuant to Section 9.15(1).

(4) In the event of any downgrade, withdrawal or qualification of the rating of the a Third-Party Counterparty below "A+" by S&P, Borrower shall cause the Hedge Party to replace the Hedge Agreement with a replacement Hedge Agreement meeting the requirements of this Section 9.15 not later than fifteen (15) Business Days after learning of such downgrade, withdrawal or qualification.

(5) If the Hedge Party fails for any reason or cause whatsoever to secure a Hedge Agreement or replacement Hedge Agreement as and when required to do so hereunder, such failure shall constitute an Event of Default and the Administrative Agent shall be entitled to exercise all rights and remedies available to it under this Agreement and the other Loan Documents or otherwise, including the right (but not the obligation) of the Administrative Agent to secure or otherwise enter into one or more Hedge Agreements with a Lender or other Third-Party Counterparty for and on behalf of Borrower without such action constituting a cure of such Event of Default and without waiving the Administrative Agent's or Lenders' rights arising out of or in connection with such Event of Default. If the Administrative Agent shall enter into a Hedge Agreement with a Lender or other Third-Party Counterparty in accordance with its right to do so pursuant to this subsection (5), then (i) the terms and provisions of any such Hedge Agreement, including the term thereof, shall be determined by the Administrative Agent in its sole and absolute discretion and (ii) Borrower shall pay all of the Administrative Agent's costs and expenses in connection therewith, including any fees charged by the applicable counterparty and attorneys' fees and disbursements

(6) Borrower shall cause all payments payable by a Third-Party Counterparty under the Hedge Agreement to be deposited into an account designated by the Administrative Agent. If required by the Administrative Agent, Borrower shall obtain a direct undertaking by the Third-Party Counterparty to pay the amounts due to the Hedge Party thereunder directly to such account on the dates such payments are due. On the due date for interest on the Loans each month, the amounts held in such account shall be debited, and applied to pay the accrued but unpaid interest on the Loans due on such date, before applying any portion of the Loan proceeds which is allocated to the Interest Reserve for such purpose, and before applying any Operating Revenues for such purpose. If the Hedge Party has not entered into a Hedge Agreement prior to the execution of this Agreement, but subsequently enters into one, the Administrative Agent shall have the right, without obtaining any further consent from the Lenders, to approve such adjustments to the Budget as may be deemed appropriate by the Administrative Agent in its discretion to reflect, as part of the Budget Line Item for Interest Reserve, the impact of the rights and obligations of the Hedge Party under the Hedge Agreement.

(7) If Borrower is entitled to receive a payment under any Hedge Agreement upon a termination thereof, such payment shall be delivered to the Administrative Agent and applied by the Administrative Agent to any amounts due to the Administrative Agent or the

Lenders under the Loan Documents in such order and priority as the Administrative Agent shall determine in its sole and absolute discretion.

(8) The economic and other benefits of the Hedge Agreements secured by Borrower and all of the other rights of Borrower thereunder shall be collaterally assigned to the Administrative Agent as additional security for the Loans, pursuant to a Hedge Agreement Pledge. All Hedge Agreement Pledges shall be accompanied by (i) Uniform Commercial Code financing statements, in duplicate, with respect to such pledges and (ii) the consent and agreement of the counterparty thereunder that it will continue to perform its obligations under such Hedge Agreement for the benefit of the Administrative Agent and the Lenders after enforcement of and/or realization on such Hedge Agreement Pledge and an acknowledgement that the Administrative Agent shall not be deemed to have assumed any of the obligations or duties of Borrower under any such Hedge Agreement.

(9) In connection with a Third-Party Hedge Agreement, Borrower shall obtain and deliver to the Administrative Agent a customary opinion from counsel (which counsel may be in-house counsel for the Third-Party Counterparty) for the Third-Party Counterparty (in form reasonably satisfactory to the Administrative Agent and upon which the Administrative Agent, the Lenders and their respective successors and assigns may rely).****

(a)

(10) If any Hedge Agreement delivered by Borrower to the Administrative Agent, shall by its terms, expire prior to the Maturity Date, the Borrower shall deliver to the Administrative Agent a replacement Hedge Agreement at least ten (10) Business Days prior to the expiration date of the then current Hedge Agreement which replacement Hedge Agreement shall be acceptable to the Administrative Agent in its sole and absolute discretion and otherwise satisfy the requirements of this Section 9.15.

(11) Other than as expressly provided in the Budget, none of the proceeds of the Loans shall be made available to make any payments that are due to be made by the Hedge Party under any Hedge Agreement.

Section 9.16 Reserved.

Section 9.17 Handicapped Access.

(1) Borrower (a) agrees that it shall use commercially reasonable efforts to ensure that the Project shall at all times comply with the requirements of the Americans with Disabilities Act of 1990, the Fair Housing Amendments Act of 1988, all state and local laws and ordinances related to handicapped access and all rules, regulations, and orders issued pursuant thereto including, without limitation, the Americans with Disabilities Act Accessibility Guidelines for Buildings and Facilities (collectively, "**Access Laws**") and (b) has no actual knowledge as to the Project's non-compliance with any Access Laws where the failure to so comply could have a material adverse effect on the Project or on Borrower's ability to repay the Loans in accordance with the terms hereof.

(2) Notwithstanding any provisions set forth herein or in any other document regarding the Administrative Agent's approval of alterations of the Project, Borrower shall not alter the Project in any manner which would materially increase Borrower's responsibilities for compliance with the applicable Access Laws without the prior written approval of the Administrative Agent. The foregoing shall apply to tenant improvements constructed by Borrower or by any of its tenants. The Administrative Agent may condition any such approval upon receipt of a certificate of Access Law compliance from an architect, engineer, or other person reasonably acceptable to the Administrative Agent.

(3) Borrower agrees to give prompt notice to the Administrative Agent of the receipt by Borrower of any written complaints related to violation of any Access Laws with respect to the Project and of the commencement of any proceedings or investigations which relate to compliance with applicable Access Laws.

Section 9.18 Zoning. Borrower shall not, without the Administrative Agent's prior consent, seek, make, suffer, consent to or acquiesce in any adverse change or variance in any zoning or land use laws or other conditions of use of the Project or any portion thereof. Borrower shall not use or permit the use of any portion of the Project in any manner that could result in such use becoming a non-conforming use under any zoning or land use law or any other applicable law or modify any agreements relating to zoning or land use matters or with the joinder or merger of lots for zoning, land use or other purposes, without the prior written consent of the Administrative Agent. Without limiting the foregoing, in no event shall Borrower take any action that would reduce or impair either (a) the number of parking spaces at the Improvements or (b) access to the Project from adjacent public roads. Further, without the Administrative Agent's prior written consent, Borrower shall not file or subject any part of the Project to any declaration of condominium or co-operative or convert any part of the Project to a condominium, co-operative or other direct or indirect form of multiple ownership and governance.

Section 9.19 ERISA. Borrower shall not hire any employees, and shall obtain all workforce services required for the ownership, operation, construction or development of the Project by contracting therefor pursuant to the Development Agreement, General Contract and the Project Documents. Borrower shall not take any action, or omit to take any action, which would (a) cause Borrower's assets to constitute "plan assets" for purposes of ERISA or the Code or (b) cause the transactions contemplated by this Agreement and the other Loan Documents to be nonexempt prohibited transactions (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) that could subject the Administrative Agent and/or the Lenders, on account of any Loan or execution of the Loan Documents hereunder, to any tax or penalty on prohibited transactions imposed under Section 4975 of the Code or Section 502(i) of ERISA.

Section 9.20 Books and Records; Inspection Rights. Borrower will, and will cause each of the other Borrower Parties to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. Borrower will, and will cause each of the other Borrower Parties to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

Section 9.21 Foreign Assets Control Regulations.

(1) Neither Borrower nor any Borrower Party shall use the proceeds of the Loan in any manner that will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or the Anti-Terrorism Order or any enabling legislation or executive order relating to any of the same. Without limiting the foregoing, neither Borrower nor any Borrower Party will permit itself nor any of its Subsidiaries to (a) become a blocked person described in Section 1 of the Anti-Terrorism Order or (b) knowingly engage in any dealings or transactions or be otherwise associated with any person who is known by such Borrower Party or who (after such inquiry as may be required by Applicable Law) should be known by such Borrower Party to be a blocked person.

(2) Each partner or member or other direct or indirect principal of Borrower having an interest in ten percent (10%) or more of the capital or profits of Borrower shall be at all times during the term of the Loans an entity or person which (a) is (and whose principals shall be) a reputable entity or person of good character (i.e., not under indictment or convicted of a felony) and in good standing as reasonably determined by the Administrative Agent, (b) is creditworthy and is not and has not, within the preceding two (2) years, been adverse to any of the Lenders in any pending litigation or arbitration in which any Lender is also a party, (c) is not a Prohibited Person, and (d) is in good standing in its state or country of organization.

Section 9.22 Performance of Project Documents and Easements.

(1) Borrower shall (a) perform and observe in all material respects all of its covenants and agreements contained in any of the Project Documents to which it is a party, (b) take all reasonable and necessary action to prevent the termination of any such Project Document in accordance with the terms thereof or otherwise, (c) enforce each material covenant or obligation of each such Project Document in accordance with its terms, (d) promptly give the Administrative Agent copies of any default or other material notices given by or on behalf of Borrower received by or on behalf of Borrower from any other Person under the Project Documents and (e) take all such action to achieve the purposes described in clauses (a), (b) and (c) of this Section 9.22 as may from time to time be reasonably requested by the Administrative Agent; provided, however, that Borrower shall be permitted, upon the Administrative Agent's reasonable approval, to contest the validity or applicability of any requirement under the Project Documents.

(2) Borrower will comply with all restrictive covenants and easements affecting the Project (unless the Title Company has insured against the enforcement of same in the Title Policy). All covenants, easements, cross easements or operating agreements which may hereafter be acquired, entered into or amended by Borrower affecting the Project (it being understood that Borrower will use its best efforts to procure such of the foregoing items as the Administrative Agent may reasonably deem appropriate) shall be submitted to the Administrative Agent for the Administrative Agent's approval, which shall not be unreasonably

withheld or delayed, prior to the execution thereof by Borrower, accompanied by a drawing or survey showing the location thereof.

Section 9.23 Payment for Labor and Materials. Borrower shall promptly pay when due all invoices and costs for labor, materials, and specifically fabricated materials incurred in connection with the Project and never permit to exist beyond the due date thereof in respect of the Project or any part thereof any Lien, even though inferior to the Liens of the Loan Documents. Borrower may contest the validity or amount of such invoices and Liens so long as (1) Borrower notifies the Administrative Agent that it intends to contest such claim or demand, (2) Borrower provides the Administrative Agent with an indemnity, bond or other security satisfactory to the Administrative Agent (including an endorsement to the Administrative Agent's title insurance policy insuring against such claim or demand) assuring the discharge of Borrower's obligations for such claims and demands, including interest and penalties, and (3) Borrower is diligently contesting the same by appropriate legal proceedings in good faith and at its own expense and concludes such contest prior to the tenth (10th) day preceding the earlier to occur of the Maturity Date or the date on which the Project could be sold, forfeited, terminated, cancelled or lost for non payment, (4) such proceeding shall not subject Borrower, the Administrative Agent or any Lender to criminal or civil liability (other than civil liability as to which adequate security has been provided pursuant to clause (2) above), and (5) Borrower shall promptly upon final determination thereof pay the amount of such items, together with all costs, interest and penalties.

Section 9.24 Operating Plan and Budget.

(1) If Borrower has elected to extend the Maturity Date pursuant to Section 2.5, Borrower shall, no less than sixty (60) days prior to the original Maturity Date, and then annually thereafter not later than November 15th of the previous calendar year, submit to the Administrative Agent for the Administrative Agent's written approval an annual budget (each an "**Annual Budget**"), in form reasonably satisfactory to the Administrative Agent setting forth in detail budgeted monthly Operating Revenues and monthly Operating Expenses for the Project. The Administrative Agent shall have the right to approve such Annual Budget (such approval to be in the Administration Agent's sole and absolute discretion during any period where the Administrative Agent is taking action to remove the Manager). If the Administrative Agent objects to the proposed Annual Budget, the Administrative Agent shall advise Borrower of such objections within fifteen (15) days after receipt thereof (and deliver to Borrower a reasonably detailed description of such objections) and Borrower shall within ten (10) days after receipt of notice of any such objections revise such Annual Budget and resubmit the same to the Administrative Agent such procedure to be repeated until such time as the Administrative Agent shall approve such Annual Budget. Each such Annual Budget approved by the Administrative Agent in accordance with terms hereof, as well as the budget for the current calendar year approved by the Administrative Agent on the Closing Date, shall hereinafter be referred to as an "**Approved Annual Budget**." Until such time that the Administrative Agent has approved a proposed Annual Budget, the most recently Approved Annual Budget shall apply, provided that such Approved Annual Budget shall be adjusted to reflect actual increases in real estate taxes, insurance premiums and utilities expenses and shall otherwise be adjusted to reflect any change during the preceding year in the Consumer Price Index.

(2) Borrower may at any time propose an amendment to an Approved Annual Budget for the remainder of the then current calendar year, and, when approved as provided below, such amended Approved Annual Budget shall be deemed to be and shall be effective as the Approved Annual Budget for such calendar year. Prior to making any expenditures not reflected in the then current Approved Annual Budget in excess of an aggregate amount of $500,000 per annum, Borrower shall propose an amendment to the Approved Annual Budget to the Administrative Agent for its reasonable approval. Copies of any such proposed amended Approved Annual Budget shall be furnished at least thirty (30) days before final adoption thereof to the Administrative Agent for its approval. The Administrative Agent shall have thirty (30) days after receipt of any proposed amendment to the Approved Annual Budget to approve or disapprove such proposed amendment. Borrower's request for approval of the proposed amendment to the Approved Annual Budget shall be deemed approved if (i) the Administrative Agent shall have failed to notify Borrower of its approval or disapproval within such thirty (30) day period (the "**Approval Period**") following the Administrative Agent's receipt of Borrower's written request together with any and all information and documentation relating thereto reasonably requested by Administrative Agent to reach a decision and provided the request to Administrative Agent is marked in bold lettering with the following: "LENDER'S RESPONSE IS REQUIRED WITHIN THIRTY (30) DAYS OF RECEIPT OF THIS NOTICE PURSUANT TO THE TERMS OF THE CONSTRUCTION LOAN AGREEMENT BETWEEN THE UNDERSIGNED AND LENDER" and the envelope containing the request must be marked "PRIORITY", (ii) Borrower shall have delivered to the Administrative Agent a written notice of Administrative Agent's failure to respond to Borrower's request on or after the end of the Approval Period (the "**Failure to Respond Notice**"), and (iii) the Administrative Agent shall have failed to notify Borrower of its approval or disapproval within ten (10) days following the Administrative Agent's receipt of the Failure to Respond Notice. Notwithstanding the foregoing, Borrower shall be permitted to expend an amount up to $500,000 per annum to make emergency repairs to the Project or otherwise to respond to an emergency affecting the Project.

Section 9.25 Inspection. Borrower shall permit representatives of the Administrative Agent, the Construction Consultant and the Lenders, at reasonable times and on reasonable advance notice, to examine its books of record and account, to make copies and abstracts therefrom, and to discuss its affairs, finances and accounts with its principal officers, engineers and independent accountants (and by this provision Borrower authorizes said accountants to discuss with such Persons such affairs, finances and accounts, but after prior notice to Borrower of such discussions). Without limiting the foregoing, representatives of the Construction Consultant, the Administrative Agent and the Lenders shall have the right at reasonable times and on reasonable advance notice to (a) inspect the Project and all materials to be used in connection with the construction of the Improvements from time to time and to witness the construction thereof, (b) to conduct such environmental and engineering inspections and studies as the Administrative Agent may require, (c) to examine all detailed plans and shop drawings in connection with the construction of the Improvements and (d) meet with the representatives of the Design Professionals, the General Contractor and the Major Subcontractors to discuss the status and issues relating to the construction of the Improvements (and by this provision Borrower authorizes Borrower's Architect, the General Contractor and the Major Subcontractors to cooperate and discuss with such Persons such construction matters, but after reasonable prior notice to Borrower of such discussions). Borrower shall at all times cause a complete set of the original plans (and all supplements thereto) relating to the construction of the

Project to be maintained at the Project or construction office and available for inspection by such representatives.

Section 9.26 Project Construction and Completion.

(1) Borrower shall construct the Construction Work in a good and workmanlike manner in accordance with generally accepted engineering and construction practice, the recommendations set forth in each soils report, seismic report, geotechnical report and other engineering reports submitted to Administrative Agent and accepted by it pursuant to Schedule 4, the Plans and Specifications, the applicable Tenant Improvement Plans, the Construction Schedule and Applicable Law.

(2) Borrower shall timely commence the Construction Work for the Improvements on or prior to the Commencement Date, and shall cause such Construction Work to be completed (and all Base Building Substantial Completion Conditions on account thereof to be satisfied) by the Completion Date subject to Unavoidable Delay (other than Punch List Items which shall be completed by Borrower with diligence following the Completion Date, and Tenant Improvement Work which shall be timely completed by Borrower in accordance with the applicable Approved Lease).

(3) Borrower shall not commence construction of any Construction Work, or any particular component thereof, nor permit any tenant so to do, until Borrower or any such tenant has obtained all Government Approvals required under Applicable Law for the commencement of construction of such Construction Work or such component thereof, as the case may be.

(4) Once begun, Borrower shall cause the construction of the Construction Work to be prosecuted with diligence in accordance with the Construction Schedule, free and clear of Liens or claims for Liens for materials supplied and for labor or services performed in connection with the construction of the applicable Improvements, except for Liens contested in accordance with the provisions of Section 9.23 hereof.

(5) Borrower shall deliver to the Administrative Agent, on demand, copies of all contracts, bills of sale, statements, receipted vouchers and agreements under which Borrower claims title to any materials, fixtures or articles incorporated in the Improvements.

(6) Borrower shall, upon demand of the Administrative Agent based upon the advice of the Construction Consultant, correct any Unsatisfactory Work; and the advance of any proceeds of any Loan shall not constitute a waiver of the Administrative Agent's right to require compliance with this covenant with respect to any such Unsatisfactory Work. None of the Administrative Agent, the Lenders or the Construction Consultant shall have any affirmative duty to Borrower or any third party to inspect for Unsatisfactory Work or other defects or to call them to the attention of Borrower or anyone else.

Section 9.27 Proceedings to Enjoin or Prevent Construction. If any proceedings are filed seeking to enjoin or otherwise prevent or declare invalid or unlawful all or any part of the Construction Work, Borrower, at its sole cost and expense, will cause such proceedings to be vigorously contested in good faith, and in the event of an adverse ruling or decision, prosecute all allowable appeals therefrom, and will, without limiting the generality of the foregoing, resist the entry or seek the stay of any temporary or permanent injunction that may be entered, and use its best efforts to bring about a favorable and speedy disposition of all such proceedings.

Section 9.28 Agent's, Lenders' and Construction Consultant's Actions for their Own Protection Only. The authority herein conferred upon the Administrative Agent, the Lenders and/or the Construction Consultant and any action taken by the Administrative Agent, the Lenders and/or the Construction Consultant in making inspections, procuring sworn statements and waivers of lien, approving contracts and subcontracts and approving Plans and Specifications will be taken by the Administrative Agent, the Lenders and the Construction Consultant for their own protection only, and none of the Administrative Agent, the Lenders or the Construction Consultant shall be deemed to have assumed any responsibility to Borrower or any other party with respect to any such action herein authorized or taken by the Administrative Agent, the Lenders or the Construction Consultant or with respect to the Construction Work, performance of contracts or subcontracts by any contractors or subcontractors, or prevention of claims for mechanics' liens. Any review, investigation or inspection conducted by the Administrative Agent, the Lenders, the Construction Consultant or any other architectural or engineering consultants retained by the Administrative Agent in order to verify independently Borrower's satisfaction of any conditions precedent to advances under this Agreement, Borrower's performance of any of the covenants, agreements and obligations of Borrower under this Agreement, or the validity of any representations and warranties made by Borrower hereunder (regardless of whether or not the party conducting such review, investigation or inspection should have discovered that any of such conditions precedent were not satisfied or that any such covenants, agreements or obligations were not performed or that any such representations or warranties were not true), shall not affect (or constitute a waiver by the Administrative Agent or the Lenders of) (a) any of Borrower's representations, warranties or obligations under this Agreement or the Administrative Agent's and the Lenders' reliance thereon or right to require the performance thereof or (b) the Administrative Agent's or the Lenders' reliance upon any certifications of Borrower or the Design Professionals required under this Agreement or any other facts, information or reports furnished to the Administrative Agent and/or the Lenders by Borrower hereunder.

Section 9.29 Sign and Publicity. If the Administrative Agent requests, Borrower shall, to the extent permitted by Applicable Law, erect a sign approved by the Administrative Agent on the Project in a conspicuous location reasonably approved by Borrower indicating that the financing for the Project has been provided by the Lenders and that Eurohypo is the Administrative Agent for the Lenders. Borrower shall include in any public announcement or media release concerning the general development of the Project a statement that the Lenders have provided the financing for the Project and that Eurohypo is the Administrative Agent for the Lenders.

Section 9.30 Amendment of Project Documents and Government Approvals; Change Orders.

(1) Borrower shall not, without the Administrative Agent's prior consent, which consent shall not be unreasonably withheld:

(a) take any action to cancel or terminate any material right under any General Contract, any Major Subcontract, any other Project Document or any Government Approval to which it is a party;

(b) sell, assign, pledge, transfer, mortgage, hypothecate or otherwise dispose of (by operation of law or otherwise) or encumber any part of its interest in any General Contract, any Major Subcontract, any other Project Document or any Government Approval;

(c) waive any material default under or breach of any material provisions of any General Contract, any Major Subcontract, any other Project Document or any Government Approval, or waive, forgive, release or fail to enforce any material right, interest or entitlement, howsoever arising, under or in respect of any of the foregoing, or vary or agree to the variation in any material adverse way of any of the foregoing or of the performance of any other Person or Governmental Authority thereunder;

(d) amend or adversely modify any material provision of, or give any consent under, any General Contract, any Major Subcontract, any other Project Document or any Government Approval (including, without limitation, the Plans and Specifications, the Construction Schedule or the Bonds), including, without limitation, any amendment or modification which, subject to Borrower's rights under Section 4.5 and right to make Change Orders pursuant to the provisions of subsection (2) below, would increase the Budget or any Budget Line Item; or which might adversely affect the value of the security for the Loans; or which, regardless of cost, is a material change in structure, design or function; or which might delay completion of any element of the Construction Work beyond the time allotted for it in the Completion Schedule, or completion of the satisfaction of the Base Building Substantial Completion Conditions for the Construction Work beyond the applicable Completion Date therefor;

(e) petition, request or take any other legal or administrative action that seeks, or may reasonably be expected, to rescind, terminate or suspend any General Contract, any Major Subcontract, any other Project Document or any Government Approval or amend or modify all or any material part thereof; or

(f) enter into, or permit the General Contractor to enter into, any new Major Subcontract (which consent shall be conditioned upon the delivery by the Major Subcontractor thereunder of a Consent and Agreement).

(2) Borrower shall obtain the Administrative Agent's and the Construction Consultant's approval for any additive Change Order that exceeds $500,000 with respect to any single change or related group or series of changes. At such time as all Change Orders in the aggregate result in an increase in the Budget in excess of $4,000,000, Borrower shall obtain the Administrative Agent's and the Construction Consultant's approval for all subsequent Change Orders.

(3) Subject to the provisions of this Section 9.30, Borrower shall from time to time promptly deliver to the Administrative Agent and the Construction Consultant all Change Orders, pending or executed, along with evidence that all Government Approvals relating thereto have been obtained, together with any documents related thereto, and a written description of the

proposed change and related working drawings, a written estimate of the cost of the proposed change and the time necessary to complete it and a written explanation of the reasons therefor. The Administrative Agent may take a reasonable time to evaluate any requests for proposed changes, and may require that all other approvals required from other parties be obtained before it reviews any requested change. Borrower acknowledges that delays may result, and agrees that so long as the delays are not unreasonable in duration, they shall not affect Borrower's obligation to complete each element of the Base Building Work according to the Completion Schedule, and the Base Building Work on or before the Completion Date therefor.

Section 9.31 Maintenance of Debt Service Coverage Ratio. In the event that Borrower shall have extended the term of the Loans in accordance with Section 2.5(2) or Section 2.5(3), as applicable, during the Second Extension Term and the Third Extension Term, Borrower shall maintain a minimum Debt Service Coverage Ratio based on the outstanding principal amount of the Loans during such applicable extension periods of at least 1.10:1.00 as of the last day of the calendar quarter ending most recently prior to the commencement of the Second Extension Term and Third Extension Term, as applicable, and as of the last day of each calendar quarter occurring during each such extension period, on an annual pro forma basis ("**Minimum DSCR Covenant**"). If the Debt Service Coverage Ratio at the end of any such calendar quarter is less than 1.10:1.00, such event shall not be a Event of Default hereunder, but Borrower shall, on or before the date which is ten (10) days after the date of such determination, either (1) deliver a Collateral Letter of Credit to the Administrative Agent or make a cash deposit ("**Cash Deposit**") to a Controlled Account as additional collateral for the Notes and Borrower's other obligations under the Loan Documents, in each case, in an amount determined by the Administrative Agent such that if the amount so deposited were used to make a principal prepayment, the Debt Service Coverage Ratio would have been at least 1.10:1.00 for the applicable calendar quarter had such prepayment been made as of the first day of such calendar quarter (such Collateral Letter of Credit or Cash Deposit, a "**DSCR Covenant Cure Deposit**"), or (2) prepay the principal amount of the Loans (provided that Borrower shall not, in connection therewith, be liable for any prepayment premiums or penalties, other than payments due to the Lenders in accordance with Section 2.9(5) with respect to the prepayment of LIBOR-based Loans), such that after giving effect to such payment, the Debt Service Coverage Ratio would have been at least 1.10:1.00 for the applicable calendar quarter had such prepayment been made as of the first day of such calendar quarter. If delivered pursuant to clause (1), the DSCR Covenant Cure Deposit (or portion thereof remaining after any application thereof pursuant to the immediately succeeding sentence) shall be released to Borrower if and only if the Debt Service Coverage Ratio is at least 1.15:1.00 (not taking into account any DSCR Covenant Cure Deposit) for at least two (2) consecutive calendar quarters (a "**DSCR Covenant Cure**"), provided that there is at the end of such two (2) consecutive quarters no Potential Default or Event of Default under the Loan Documents. If a DSCR Covenant Cure is not achieved within six (6) months after the Minimum DSCR Covenant is violated, then the Administrative Agent shall have the right to apply the DSCR Covenant Cure Deposit (including, without limitation, by drawing on any Collateral Letter of Credit delivered by Borrower), to reduce the outstanding principal balance of the Loans (and upon any such payment, Borrower shall pay to the Lenders any amounts due to the Lenders in accordance with Sections 2.4(6) and 2.9(5)).

Section 9.32 Material Agreements. Borrower shall not, without the Administrative Agent's prior consent (which shall not be unreasonably withheld, conditioned or delayed), (1) take any action to cancel or terminate any Material Agreement or (2) waive any material default under or breach of any material provisions of any such Material Agreement or waive, fail to enforce, forgive or release any material right, interest or entitlement, howsoever arising, under or in respect of any material provisions of any such Material Agreement or vary or agree to the variation in any material way of any material provisions of any such Material Agreement or of the performance of any other Person under any such Material Agreement.

Section 9.33 **New Century Lease and Gibson Dunn Lease.** Borrower shall perform and complete all obligations of the Landlord under the New Century Lease and the Gibson Dunn Lease for the construction of the improvements to be completed by the landlord to the premises demised under the New Century Lease and the Gibson Dunn Lease, respectively, in accordance with the applicable Lease Milestones and other terms and conditions of the New Century Lease and the Gibson Dunn Lease, respectively, subject to the terms of any such lease with respect to force majeure.

ARTICLE 10

Events of Default

Each of the following shall constitute an "Event of Default" under the Loans:

Section 10.1 **Payments**. Borrower's failure to (i) pay any regularly scheduled installment of principal, interest, the Agency Fee or other amount due under the Loan Documents within five (5) Business Days of (and including) the date when due, (ii) make a deposit of cash, deliver any letter of credit, and/or deliver a Collateral Letter of Credit required under the Loan Documents, within five (5) days of (and including) the date when due;, (iii) to pay the Loans at the Maturity Date, whether by acceleration or otherwise.

Section 10.2 **Insurance**. Borrower's failure to maintain insurance as required under Section 3.1 of this Agreement; or the failure by Borrower or any of its Affiliates to comply with its respective covenants under the Blanket Insurance Premium Arrangement; or the occurrence of any event thereunder which permits the financing company thereunder to cancel any insurance required hereunder.

Section 10.3 **Single Purpose Entity**. If Borrower breaches its covenant under Section 9.6 with respect to its status as a Single Purpose Entity.

Section 10.4 **Taxes**. If any of the Taxes are not paid when the same are due and payable, subject to Borrower's rights to contest such taxes pursuant to Section 9.2.

Section 10.5 **Sale, Encumbrance, Etc**. The sale, transfer, conveyance, pledge, mortgage or assignment of any part or all of the Project, or any interest therein, or of any interest in Borrower, in violation of Section 9.1 of this Agreement.

Section 10.6 Representations and Warranties.

(1) Except as set forth in Section 10.6(2) below, any representation or warranty made in any Loan Document proves to be untrue in any material respect when made or deemed made.

(2) Any representation or warranty made or deemed made at any time after the Closing Date in Sections 7.5, 7.6, 7.10, 7.28 (third and fourth sentences only) or 7.34 (third and fourth sentences only) of this Agreement proves to be untrue in any material respect when so made or deemed made, but only if (in the case of any such breach which is not intentional) Borrower does not cure such breach within ten (10) Business Days after Borrower or any Borrower Party obtains knowledge of the same, it being understood that the foregoing cure rights shall not apply to any such breach which is intentional.

Section 10.7 Other Encumbrances. Any default beyond applicable notice and cure periods under any document or instrument, other than the Loan Documents, evidencing or creating a Lien on the Project or any part thereof.

Section 10.8 Various Covenants. Borrower defaults under any of its obligations under Section 6.1, 9.3, 9.7, 9.8, 9.11, 9.18 or 9.18 of this Agreement.

Section 10.9 Hedge Arrangements. Borrower defaults under any of its obligations under Section 9.15 of this Agreement, if such default continues for three (3) Business Days after written notice thereof from the Administrative Agent.

Section 10.10 DSCR Covenant. Borrower fails to make the DSCR Covenant Cure Deposit or pay down the Loans within the time period set forth in Section 9.10 of this Agreement.

Section 10.11 Involuntary Bankruptcy or Other Proceeding. Commencement of an involuntary case or other proceeding against Borrower, any Borrower Party or any other Person having an ownership or security interest in the Project (each, a "**Bankruptcy Party**") which seeks liquidation, reorganization or other relief with respect to it or its debts or other liabilities under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeks the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any of its property, and such involuntary case or other proceeding shall remain undismissed or unstayed for a period of sixty (60) days; or an order for relief against a Bankruptcy Party shall be entered in any such case under the Federal Bankruptcy Code.

Section 10.12 Voluntary Petitions, Etc. Commencement by a Bankruptcy Party of a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its Debts or other liabilities under any bankruptcy, insolvency or other similar law or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official for it or any of its property, or consent by a Bankruptcy Party to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or the making by a Bankruptcy Party of a general assignment for the benefit of creditors, or the failure by a Bankruptcy Party, or the admission by a Bankruptcy Party in writing of its inability, to pay its debts generally as they become due, or any action by a Bankruptcy Party to authorize or effect any of the foregoing.

Section 10.13 Indebtedness. Any of the Borrower, Borrower's Managing Member or Borrower's Managing Member's General Partner, or Guarantor or any combination thereof, shall default in the payment when due of any principal of or interest on any of its other Indebtedness aggregating One Million Dollars ($1,000,000) or more (in the case of Borrower), Fifteen Million Dollars ($15,000,000) or more (in the case of Borrower's Managing Member, Borrower's Managing Member's General Partner or Guarantor, but only with respect to Indebtedness for which Borrower's Managing Member, Borrower's Managing Member's General Partner or Guarantor is personally liable) or One Hundred Million Dollars ($100,000,000) or more (in the case of Borrower's Managing Member, Borrower's Managing Member's General Partner or Guarantor, but only with respect to Indebtedness for which Borrower's Managing Member, Borrower's Managing Member's General Partner or Guarantor is not personally liable other than on account of customary exceptions to non-recourse, as commonly understood in the real estate finance industry) and such default shall not be cured within any applicable notice or cure period provided with respect to such Indebtedness; or any event specified in any note, agreement, indenture or other document evidencing or relating to any such Indebtedness shall occur if the effect of such event is to cause, or (with the giving of any notice or the lapse of time or both) to permit the holder or holders of such Indebtedness to cause, such Indebtedness to become due, or to be prepaid in full (whether by redemption, purchase, offer to purchase or otherwise); prior to its stated maturity.

Section 10.14 Dissolution. Borrower or any of the Borrower Parties shall be terminated, dissolved or liquidated (as a matter of law or otherwise) or proceedings shall be commenced by any Person (including any Borrower Party) seeking the termination, dissolution or liquidation of Borrower or any Borrower Party.

Section 10.15 Judgments. One or more (i) judgments for the payment of money (exclusive of judgment amounts fully covered by insurance where the insurer has admitted liability in respect of such judgment) aggregating in excess of One Million Dollars ($1,000,000) (in the case of Borrower) or Fifteen Million Dollars ($15,000,000) (in the case of Borrower's Managing Member, Borrower's Managing Member's General Partner or Guarantor) shall be rendered or (ii) non-monetary judgments, orders or decrees shall be entered against Borrower or any of the Borrower Parties which have or would reasonably be expected to have a Material Adverse Effect, and, in either case, the same shall remain undischarged for a period of thirty (30) consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of Borrower or such Borrower Party to enforce any such judgment.

Section 10.16 Security. The Liens created by the Security Documents shall at any time not constitute a valid and perfected first priority Lien (subject to the Permitted Encumbrances) on the collateral intended to be covered thereby in favor of the Administrative Agent, free and clear of all other Liens (other than the Permitted Encumbrances), or, except for expiration in accordance with its terms, any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect, or the enforceability thereof shall be contested by Borrower or any Borrower Party or any of their Affiliates;

Section 10.17 Guarantor Documents. Guarantor shall (i) default under any Guarantor Document beyond any applicable notice and grace period; or (ii) revoke or attempt to revoke, contest or commence any action against its obligations under any Guarantor Document.

Section 10.18 Reserves. Borrower uses, or permits the use of, funds from any Reserve Fund or the Cash Management Account required under this Agreement for any purpose other than the purpose for which such funds were disbursed from such reserves or the Cash Management Account.

Section 10.19 Hedge Agreement. Borrower shall default under any Hedge Agreement and such default is not cured within the applicable notice and cure periods provided therein.

Section 10.20 Covenants. Borrower's failure to perform or observe any of the agreements and covenants contained in this Agreement or in any of the other Loan Documents and not specified above, and the continuance of such failure for ten (10) days after notice by the Administrative Agent to Borrower; provided, however, subject to any shorter period for curing any failure by Borrower as specified in any of the other Loan Documents, Borrower shall have an additional thirty (30) days to cure such failure if (1) such failure does not involve the failure to make payments on a monetary obligation; (2) such failure cannot reasonably be cured within ten (10) days; (3) Borrower is diligently undertaking to cure such default, and (4) Borrower has provided the Administrative Agent with security reasonably satisfactory to the Administrative Agent against any interruption of payment or impairment of collateral as a result of such continuing failure.

Section 10.21 Access to Project. If (a) the Administrative Agent, any of the Lenders, any of their respective representatives or the Construction Consultant is not permitted, at all reasonable times, to enter upon the Project, inspect the Improvements and the construction thereof and all materials, fixtures and articles used or to be used in connection therewith, and to examine all detailed plans, shop drawings and specifications which relate to the Improvements, or (b) Borrower, the General Contractor or a Major Subcontractor shall fail to furnish to the Administrative Agent, the Construction Consultant or their authorized representatives, within a reasonable period of time after request, copies of such plans, drawings and specifications, or copies of any invoices, subcontracts, or bills of sale relating to the construction or equipping of the Improvements, and, in any of the foregoing cases such default remains uncured for a period of ten (10) days after notice thereof from the Administrative Agent to Borrower; provided, however, that if such default is caused as a result of the General Contractor or a Major Subcontractor, such ten (10) day period shall be extended so long as Borrower is diligently pursuing its rights and remedies to cause compliance by the General Contractor or such Major Subcontractor.

Section 10.22 Deficiency Deposits. Borrower shall fail to make a Deficiency Deposit or Equity Balancing Contribution within the time and in the manner provided in Section 4.3.

Section 10.23 Termination of Contracts. If for any reason any General Contract or any Major Subcontract is terminated and not promptly (but in no event later than thirty (30) days after any such termination) replaced with a substitute general contract or Major Subcontract, as the case may be, in each case reasonably acceptable to the Administrative

Agent and from a new general contractor or subcontractor, as the case may be, approved by the Administrative Agent.

Section 10.24 Unsatisfactory Work. Borrower shall fail to cause any Unsatisfactory Work to be corrected to the satisfaction of the Administrative Agent and the Construction Consultant within ten (10) Business Days after notice of such disapproval; provided, however, that if such Unsatisfactory Work cannot reasonably be corrected within such ten (10) day period, then so long as Borrower shall have commenced to cause the correction of such Unsatisfactory Work within such ten (10) day period and thereafter diligently and expeditiously proceeds to cause the correction of the same, such ten (10) day period shall be extended for such time as is reasonably necessary for Borrower in the exercise of due diligence to cause the correction of such Unsatisfactory Work, but in no event beyond the date which is ninety (90) days after the applicable notice of disapproval.

Section 10.25 Bankruptcy of General Contractor. The occurrence with respect to the General Contractor (prior to the satisfaction of the Base Building Substantial Completion Conditions with respect to the Improvements), of any of the occurrences or events described in Sections 10.11, 10.12 or 10.13 (as if the General Contractor was a "Bankruptcy Party" or a "Borrower Party" as such terms are used in such Sections) and failure of Borrower to procure a contract with a new general contractor (together with, if required by the Administrative Agent, a guaranty of such contractor's obligations from a guarantor satisfactory to the Administrative Agent), in which case each of such contract, general contractor, guarantee and guarantor, as the case may be, shall be subject to the approval of the Administrative Agent (which shall not be unreasonably withheld), within thirty (30) days after the occurrence of such event.

Section 10.26 Construction Work. The Construction Work (a) is not completed on or before the Completion Date, or (b) shall, at any time, be discontinued (subject to Unavoidable Delay) or abandoned for more than ten (10) Business Days, or a delay in the Construction Work shall occur so that the same cannot, in the Administrative Agent's sole judgment, be completed on or before the Completion Date.

Section 10.27 New Century Lease and Gibson Dunn Lease. The Borrower's failure to meet any of the Lease Milestones set forth in the New Century Lease and/or the Gibson Dunn Lease unless the tenant thereunder has agreed in writing to extend or waive the applicable milestone date and subject to the terms of such leases with respect to force majeure.

ARTICLE 11

Remedies

Section 11.1 Remedies - Insolvency Events. Upon the occurrence of any Event of Default described in Section 10.8 or Section 10.9, the obligations of the Lenders to advance amounts hereunder shall immediately terminate, and all amounts due under the Loan Documents immediately shall become due and payable, all without written notice and without presentment, demand, protest, notice of protest or dishonor, notice of intent to accelerate the maturity thereof, notice of acceleration of the maturity thereof, or any other notice of default of any kind, all of which are hereby expressly waived by Borrower; provided, however, if the Bankruptcy Party under Section 10.8 or Section 10.9 is other than Borrower, then all amounts due under the Loan Documents shall become immediately due and payable at the Administrative Agent's election, in the Administrative Agent's sole and absolute discretion.

Section 11.2 Remedies - Other Events. Except as set forth in Section 11.1 above, while any Event of Default exists, the Administrative Agent may (1) by written notice to Borrower, declare the entire amount of the Loans to be immediately due and payable without presentment, demand, protest, notice of protest or dishonor, notice of intent to accelerate the maturity thereof, notice of acceleration of the maturity thereof, or other notice of default of any kind, all of which are hereby expressly waived by Borrower, (2) terminate the obligation, if any, of the Lenders to advance amounts hereunder, and (3) exercise all rights and remedies therefor under the Loan Documents and at law or in equity.

Section 11.3 Administrative Agent's Right to Perform the Obligations. Without limiting the provisions of Section 11.3 below, if Borrower shall fail, refuse or neglect to make any payment or perform any act required by the Loan Documents, then while any Event of Default exists, and without notice to or demand upon Borrower and without waiving or releasing any other right, remedy or recourse the Administrative Agent or any Lender may have because of such Event of Default, the Administrative Agent may (but shall not be obligated to) make such payment or perform such act for the account of and at the expense of Borrower, and shall have the right to enter upon the Project for such purpose and to take all such action thereon and with respect to the Project as it may deem necessary or appropriate. If the Administrative Agent shall elect to pay any sum due with reference to the Project, the Administrative Agent may do so in reliance on any bill, statement or assessment procured from the appropriate governmental authority or other issuer thereof without inquiring into the accuracy or validity thereof. Similarly, in making any payments to protect the security intended to be created by the Loan Documents, the Administrative Agent shall not be bound to inquire into the validity of any apparent or threatened adverse title, Lien, encumbrance, claim or charge before making an advance for the purpose of preventing or removing the same. Additionally, if any Hazardous Materials affect or threaten to affect the Project, the Administrative Agent may (but shall not be obligated to) give such notices and take such actions as it deems necessary or advisable in order to abate the discharge of any Hazardous Materials or remove the Hazardous Materials. Borrower shall indemnify, defend and hold the Administrative Agent and the Lenders harmless from and against any and all losses, liabilities, claims, damages, expenses, obligations, penalties, actions, judgments, suits, costs or disbursements of any kind or nature whatsoever, including reasonable attorneys' fees and disbursements, incurred or accruing by reason of any acts performed by the Administrative Agent or any Lender pursuant to the provisions of this Section 11.2, including those arising from the joint, concurrent, or comparative negligence of the Administrative Agent and any Lender, except as a result of the Administrative Agent's or any Lender's gross negligence or willful misconduct. All sums paid by the Administrative Agent pursuant to this Section 11.2, and all other sums expended by the Administrative Agent or any Lender to which it shall be entitled to be indemnified, together with interest thereon at the Default Rate from the date of such payment or expenditure until paid, shall constitute additions to the Loans, shall be secured by the Loan Documents and shall be paid by Borrower to the Administrative Agent upon demand.

Section 11.4 Administrative Agent's Right to Complete Construction. While any Event of Default exists, the Administrative Agent may take possession of the Project and complete the construction and equipping of the Improvements and do anything in its sole judgment to fulfill the obligations of Borrower hereunder, including either the right to avail itself of and procure performance of existing contracts or let any contracts with the same contractors or others and to employ watchmen to protect the Project from injury. Without restricting the generality of the foregoing and for the purposes aforesaid, Borrower hereby appoints and constitutes the Administrative Agent its lawful attorney-in-fact with full power of substitution in the Project to complete construction of the Improvements in the name of Borrower; to use unadvanced funds remaining under the Commitments or which may be reserved, or escrowed or set aside for any purposes hereunder at any time, or to advance funds in excess of the face amount of the Notes (and all such amounts shall be payable by Borrower together with interest at the Default Rate), to complete the Improvements; to make changes in the Plans and Specifications which shall be necessary or desirable to complete the Improvements in substantially the manner contemplated by the Plans and Specifications; to retain or employ new general contractors, subcontractors, architects, engineers and inspectors as shall be required for said purposes; to pay, settle, or compromise all existing bills and claims, which may be liens or security interests, or to avoid such bills and claims becoming liens against the Project or security interest against fixtures or equipment, or as may be necessary or desirable for the completion of the construction and equipping of the Improvements or for the clearance of title; to execute all applications and certificates in the name of Borrower which may be required by any of the contract documents; to do any and every act which Borrower might do in its own behalf; and to prosecute and defend all actions or proceedings in connection with the Project or fixtures or equipment; to take action and require such performance as it deems necessary under any bonds furnished in connection with the construction of the Improvements and to make settlements and compromises with surety or sureties thereunder, and in connection therewith, to execute instruments of release and satisfaction; it being understood and agreed that this power of attorney shall be a power coupled with an interest and cannot be revoked.

Section 11.5 Administrative Agent's Rights under the Completion Guaranty. While any Event of Default exists, the Administrative Agent may exercise the Lenders' rights under the Completion Guaranty to require the Guarantor to perform thereunder, in which case Borrower hereby (1) authorizes the Administrative Agent and the Lenders to make advances of the Loans directly to the Guarantor in accordance with the terms of the Completion Guaranty and this Agreement and (2) agrees that Borrower shall be liable to the Lenders for all such advances to the Guarantor and such advances shall be deemed Loans under this Agreement and be evidenced by the Notes and secured by the Mortgage and the other Security Documents.

Section 11.6 No Obligation With Respect to Completion of the Improvements. Whether or not the Administrative Agent or the Lenders elect to employ any or all of the remedies available upon the occurrence of an Event of Default, neither the Administrative Agent nor any of the Lenders shall be liable for the construction of or failure to construct, complete or protect the Improvements or for payment of any expenses incurred in connection with the exercise of any remedy available to the Administrative Agent or the Lenders or for the performance or non-performance of any other obligation of Borrower.

Article 12

Miscellaneous

          Section 12.1 Notices. Any notice required or permitted to be given under this Agreement shall be in writing and either shall be (a) mailed by certified mail, postage prepaid, return receipt requested, (b) sent by overnight air courier service, (c) personally delivered to a representative of the receiving party, or (d) sent by telecopy (provided an identical notice is also sent simultaneously by mail, overnight courier, or personal delivery as otherwise provided in this Section 12.1) to the intended recipient at the "Address for Notices" specified below its name on the signature pages hereof. Any communication so addressed and mailed shall be deemed to be given on the earliest of (1) when actually delivered, (2) on the first Business Day after deposit with an overnight air courier service, or (3) on the third Business Day after deposit in the United States mail, postage prepaid, in each case to the address of the intended addressee, and any communication so delivered in person shall be deemed to be given when receipted for by, or actually received by the Administrative Agent, a Lender or Borrower, as the case may be. If given by telecopy, a notice shall be deemed given and received when the telecopy is transmitted to the party's telecopy number specified above, and confirmation of complete receipt is received by the transmitting party during normal business hours or on the next Business Day if not confirmed during normal business hours, and an identical notice is also sent simultaneously by mail, overnight courier, or personal delivery as otherwise provided in this Section 12.1. Any party may designate a change of address by written notice to each other party by giving at least ten (10) days' prior written notice of such change of address.

          Section 12.2 Amendments, Waivers, Etc.

          (1) Subject to any consents required pursuant to this Section 12.2 and any other provisions of this Agreement and any other Loan Document which expressly require the consent, approval or authorization of the Majority Lenders, this Agreement and any other Loan Document may be modified or supplemented only by an instrument in writing signed by Borrower and the Administrative Agent; provided that, the Administrative Agent may (without any Lender's consent) give or withhold its agreement to any amendments of the Loan Documents or any waivers or consents in respect thereof or exercise or refrain from exercising any other rights or remedies which the Administrative Agent may have under the Loan Documents or otherwise provided that such actions do not, in the Administrative Agent's judgment reasonably exercised, materially adversely affect the value of any collateral, taken as a whole, or represent a departure from Administrative Agent's standard of care described in Section 14.4, except that, notwithstanding the foregoing and except as otherwise provided in any separate agreement entered into among the Administrative Agent and the Lenders, the Administrative Agent shall not,

          (i) without the consent of each Lender, agree to the following (provided that no Lender's consent shall be required for the following which are otherwise expressly required or contemplated under the Loan Documents):

          (a) reduce the principal amount of the Loans or reduce the interest rate thereon;

(b) extend any stated payment date for principal of or interest on the Loans payable to such Lender;

(c) release Borrower, any Guarantor or any other party from liability under the Loan Documents (except for any assigning Lender pursuant to Section 12.24 and any resigning Administrative Agent pursuant to Section 14.7);

(d) release or subordinate in whole or in part any material portion of the collateral given as security for the Loans;

(e) modify any of the provisions of this Section 12.2, the definition of "Majority Lenders" or any other provision in the Loan Documents specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder;

(f) modify the terms of any Event of Default;

(g) consent to (i) the sale, transfer or encumbrance of any portion of the Project (or any interest therein) or any direct or indirect ownership interest therein and (ii) the incurrence by Borrower of any additional indebtedness secured by the Project, in each case to the extent such consent is required under the Loan Documents (and subject to any standard of reasonability set forth therein); or

(h) consent to any Bifurcation, the exercise of the Mezzanine Option or the entering into of a Mezzanine Loan;

(ii) without the consent of the Majority Lenders, agree to the following (provided that no Lender's consent shall be required for the following which are otherwise expressly required or contemplated under the Loan Documents):

(a) change the material conditions for the extensions to the Loan term set forth in Section 2.5 above;

(b) modify any of the provisions of Article 14; or

(c) waive in writing any monetary or other material Event of Default; or

(iii) increase the amount of any Lender's Commitment without the affected Lender's consent.

(2) Notwithstanding anything to contrary contained in this Agreement, any modification or supplement of Article 14, or of any of the rights or duties of the Administrative Agent hereunder, shall require the consent of the Administrative Agent.

Section 12.3 Limitation on Interest. It is the intention of the parties hereto to conform strictly to applicable usury laws. Accordingly, all agreements between Borrower, the Administrative Agent and the Lenders with respect to the Loans are hereby expressly limited so that in no event, whether by reason of acceleration of maturity or otherwise, shall the amount paid or agreed to be paid to the Administrative Agent or any Lender or charged by any Lender for the use, forbearance or detention of the money to be lent hereunder or otherwise, exceed the maximum amount allowed by law. If the Loans would be usurious under applicable law (including the laws of the State and the laws of the United States of America), then, notwithstanding anything to the contrary in the Loan Documents: (1) the aggregate of all consideration which constitutes interest under Applicable Law that is contracted for, taken, reserved, charged or received under the Loan Documents shall under no circumstances exceed the maximum amount of interest allowed by applicable law, and any excess shall be credited on the Notes by the holders thereof (or, if the Notes have been paid in full, refunded to Borrower); and (2) if maturity is accelerated by reason of an election by the Administrative Agent in accordance with the terms hereof, or in the event of any prepayment, then any consideration which constitutes interest may never include more than the maximum amount allowed by Applicable Law. In such case, excess interest, if any, provided for in the Loan Documents or otherwise, to the extent permitted by Applicable Law, shall be amortized, prorated, allocated and spread from the date of advance until payment in full so that the actual rate of interest is uniform through the term hereof. If such amortization, proration, allocation and spreading is not permitted under Applicable Law, then such excess interest shall be cancelled automatically as of the date of such acceleration or prepayment and, if theretofore paid, shall be credited on the Notes (or, if the Notes have been paid in full, refunded to Borrower). The terms and provisions of this Section 12.3 shall control and supersede every other provision of the Loan Documents. Except as otherwise expressly provided therein, the Loan Documents are contracts made under and shall be construed in accordance with and governed by the laws of the State of New York, except that if at any time the laws of the United States of America permit the Lenders to contract for, take, reserve, charge or receive a higher rate of interest than is allowed by the laws of the State of New York (whether such federal laws directly so provide or refer to the law of any state), then such federal laws shall to such extent govern as to the rate of interest which the Lenders may contract for, take, reserve, charge or receive under the Loan Documents.

Section 12.4 Invalid Provisions. If any provision of any Loan Document is held to be illegal, invalid or unenforceable, such provision shall be fully severable; the Loan Documents shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part thereof; the remaining provisions thereof shall remain in full effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance therefrom; and in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as a part of such Loan Document a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to be legal, valid and enforceable.

Section 12.5 Reimbursement of Expenses. Borrower shall pay or reimburse the Administrative Agent and/or the Lenders on demand of the applicable party for: (1) all reasonable third-party costs and expenses incurred by the Administrative Agent in connection with the Loans, including fees and expenses of the Administrative Agent's attorneys, environmental, engineering and other consultants (including, without limitation, the Construction Consultant), and fees, charges or taxes for the negotiation, recording or filing of Loan Documents, (2) all reasonable third-party costs and expenses of the Administrative Agent in connection with the administration of the Loans, including audit costs, inspection fees, reasonable attorneys' fees and disbursements, settlement of condemnation and casualty awards, and premiums for title insurance and endorsements thereto, (3) all of the Administrative Agent's reasonable costs and expenses (including reasonable fees and disbursements of the Administrative Agent's external counsel) incurred in connection with the syndication of the Loans to the Lenders, provided that Borrower's obligation to pay such costs and expenses (exclusive of the fees and disbursements of the Administrative Agent's legal counsel) shall not exceed $25,000, and (4) all amounts expended, advanced or incurred by the Administrative Agent and the Lenders to collect the Notes, or to enforce the rights of the Administrative Agent and the Lenders under this Agreement or any other Loan Document, or to defend or assert the rights and claims of the Administrative Agent and the Lenders under the Loan Documents or with respect to the Project (by litigation or other proceedings), which amounts will include all court costs, reasonable attorneys' fees and expenses, fees of auditors and accountants, and investigation expenses as may be incurred by the Administrative Agent and the Lenders in connection with any such matters (whether or not litigation is instituted), together with interest at the Default Rate on each such amount from the date of disbursement until the date of reimbursement to the Administrative Agent and the Lenders, all of which shall constitute part of the Loans and shall be secured by the Loan Documents.

Section 12.6 Approvals; Third Parties; Conditions. All approval rights retained or exercised by the Administrative Agent and the Lenders with respect to leases, contracts, plans, studies and other matters are solely to facilitate the Lenders' credit underwriting, and shall not be deemed or construed as a determination that the Lenders have passed on the adequacy thereof for any other purpose and may not be relied upon by Borrower or any other Person. This Agreement is for the sole and exclusive use of the Administrative Agent, the Lenders and Borrower and may not be enforced, nor relied upon, by any Person other than the Administrative Agent, the Lenders and Borrower. All conditions of the obligations of the Administrative Agent and the Lenders hereunder, including the obligation to make advances, are imposed solely and exclusively for the benefit of the Administrative Agent and the Lenders, their successors and assigns, and no other Person shall have standing to require satisfaction of such conditions or be entitled to assume that the Lenders will refuse to make advances in the absence of strict compliance with any or all of such conditions, and no other Person shall, under any circumstances, be deemed to be a beneficiary of such conditions, any and all of which may be freely waived in whole or in part by the Administrative Agent and the Lenders at any time in their sole and absolute discretion.

Section 12.7 Lenders and Administrative Agent Not in Control; No Partnership. None of the covenants or other provisions contained in this Agreement shall, or shall be deemed to, give the Administrative Agent or any Lender the right or power to exercise control over the affairs or management of Borrower, the powers of the Administrative Agent and the Lenders being limited to the rights to exercise the remedies referred to in the Loan Documents. The relationship between Borrower and the Lenders is, and at all times shall remain, solely that of debtor and creditor. No covenant or provision of the Loan Documents is intended, nor shall it be deemed or construed, to create a partnership, joint venture, agency or common interest in profits or income between the Administrative Agent, the Lenders and Borrower or to create an equity in the Project in the Administrative Agent or any Lender. The Administrative Agent and the Lenders neither undertake nor assume any responsibility or duty to Borrower or to any other person with respect to the Loans, the Project or the other collateral for the Loans, except as expressly provided in the Loan Documents. Notwithstanding any other provision of the Loan Documents: (1) neither the Administrative Agent nor any Lender is, nor shall be construed as, a partner, joint venturer, alter ego, manager, controlling person or other business associate or participant of any kind of Borrower or any Borrower Party or any of their respective stockholders, members, or partners, and neither the Administrative Agent nor any Lender intends to ever assume such status; (2) no Lender or the Administrative Agent shall in any event be liable for any Debts, expenses or losses incurred or sustained by Borrower or any Borrower Party; and (3) no Lender or the Administrative Agent shall be deemed responsible for or a participant in any acts, omissions or decisions of Borrower or any Borrower Party or any of their respective stockholders, members, or partners. The Administrative Agent, the Lenders and Borrower disclaim any intention to create any partnership, joint venture, agency or common interest in profits or income between the Administrative Agent, the Lenders and Borrower, or to create an equity in the Project or any other collateral for the Loan in the Administrative Agent or any Lender, or any sharing of liabilities, losses, costs or expenses.

Section 12.8 Time of the Essence. Time is of the essence with respect to this Agreement.

Section 12.9 Successors and Assigns. Subject to the provisions of Section 12.24, this Agreement shall be binding upon and inure to the benefit of the Administrative Agent, the Lenders and Borrower and the respective successors and permitted assigns.

Section 12.10 Renewal, Extension or Rearrangement. All provisions of the Loan Documents shall apply with equal effect to each and all promissory notes and amendments thereof hereinafter executed which in whole or in part represent a renewal, extension, increase or rearrangement of the Loans.

Section 12.11 Waivers. No course of dealing on the part of the Administrative Agent or any Lender, their officers, employees, consultants or agents, nor any failure or delay by the Administrative Agent or any Lender with respect to exercising any right, power or privilege of the Administrative Agent or any Lender under any of the Loan Documents, shall operate as a waiver thereof.

Section 12.12 Cumulative Rights. Rights and remedies of the Administrative Agent and the Lenders under the Loan Documents shall be cumulative, and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy.

Section 12.13 Singular and Plural. Words used in this Agreement and the other Loan Documents in the singular, where the context so permits, shall be deemed to include the plural and vice versa. The definitions of words in the singular in this Agreement and the other Loan Documents shall apply to such words when used in the plural where the context so permits and vice versa.

Section 12.14 Phrases. When used in this Agreement and the other Loan Documents, the phrase "including" shall mean "including, but not limited to," the phrases "satisfactory to any Lender" or "satisfactory to the Administrative Agent" shall mean in form and substance satisfactory to such Lender or the Administrative Agent, as the case may be, in all respects, the phrases "with Lender's consent," "with Lender's approval," "with the

Administrative Agent's consent" or "with the Administrative Agent's approval" shall mean such consent or approval at Lender's or the Administrative Agent's, as the case may be, discretion, and the phrases "acceptable to Lender" or "acceptable to the Administrative Agent" shall mean acceptable to Lender or the Administrative Agent, as the case may be, at such party's sole and absolute discretion.

Section 12.15 Exhibits and Schedules. The exhibits and schedules attached to this Agreement are incorporated herein and shall be considered a part of this Agreement for the purposes stated herein.

Section 12.16 Titles of Articles, Sections and Subsections. All titles or headings to articles, sections, subsections or other divisions of this Agreement and the other Loan Documents or the exhibits hereto and thereto are only for the convenience of the parties and shall not be construed to have any effect or meaning with respect to the other content of such articles, sections, subsections or other divisions, such other content being controlling as to the agreement between the parties hereto.

Section 12.17 Promotional Material. Borrower authorizes the Administrative Agent and each of the Lenders to issue press releases, advertisements and other promotional materials in connection with the Administrative Agent's or such Lender's own promotional and marketing activities, and describing the Loans in general terms or in detail and the Administrative Agent's or such Lender's participation in the Loans. All references to the Administrative Agent or any Lender contained in any press release, advertisement or promotional material issued by Borrower shall be approved in writing by the Administrative Agent and such Lender in advance of issuance.

Section 12.18 Survival. All of the representations, warranties, covenants, and indemnities of Borrower hereunder (including environmental matters under Article 5, the obligations under Sections 2.9(1), 2.9(5) and 2.9(6)), and under the indemnification provisions of the other Loan Documents shall survive (a) the repayment in full of the Loans and the release of the Liens evidencing or securing the Loans, (b) the transfer (by sale, foreclosure, conveyance in lieu of foreclosure or otherwise) of any or all right, title and interest in and to the Project to any party, whether or not an Affiliate of Borrower and (c) in the case of any Lender that may assign any interest in its Commitment or Loans hereunder in accordance with the terms of this Agreement, the making of such assignment, notwithstanding that such assigning Lender may cease to be a "Lender" hereunder.

Section 12.19 Waiver of Jury Trial. TO THE EXTENT PERMITTED BY LAW, Borrower, the Administrative Agent and each Lender hereby knowingly, voluntarily and intentionally waive the right to a trial by jury in respect of any litigation based hereon, arising out of, under or in connection with this Agreement or any other Loan Document, or any course of conduct, course of dealing, statement (whether verbal or written) or action of either party or any exercise by any party of their respective rights under the Loan Documents or in any way relating to the Loans or the Project (including, without limitation, any action to rescind or cancel this Agreement, and any claim or defense asserting that this Agreement was fraudulently induced or is otherwise void or voidable). This waiver is a material inducement for the Administrative Agent and each Lender to enter this Agreement.

Section 12.20 Remedies of Borrower. It is expressly understood and agreed that, notwithstanding any Applicable Law or any provision of this Agreement or the other Loan Documents to the contrary, the liability of the Administrative Agent and each Lender (including their respective successors and assigns) and any recourse of Borrower against the Administrative Agent and each Lender shall be limited solely and exclusively to their respective interests in the Loans and/or Commitments or the Project. Without limiting the foregoing, in the event that a claim or adjudication is made that the Administrative Agent, any of the Lenders, or their agents, acted unreasonably or unreasonably delayed acting in any case where by Applicable Law or under this Agreement or the other Loan Documents, the Administrative Agent, any Lender or any such agent, as the case may be, has an obligation to act reasonably or promptly, or otherwise violated this Agreement or the Loan Documents, Borrower agrees that none of the Administrative Agent, the Lenders or their agents shall be liable for any incidental, indirect, special, punitive, consequential or speculative damages or losses resulting from such failure to act reasonably or promptly in accordance with this Agreement or the other Loan Documents.

Section 12.21 Governing Law.

(1) THIS AGREEMENT, THE NOTES AND THE OTHER LOAN DOCUMENTS ARE TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF CALIFORNIA (AS PERMITTED BY SECTION 1646.5 OF THE CALIFORNIA CIVIL CODE OR ANY SIMILAR SUCCESSOR PROVISION), WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF CALIFORNIA TO GOVERN THE RIGHTS AND DUTIES OF THE PARTIES.

(2) ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST ADMINISTRATIVE AGENT, ANY LENDER OR BORROWER ARISING OUT OF OR RELATING TO THIS AGREEMENT MAY AT ADMINISTRATIVE AGENT'S OPTION (WHICH DECISION SHALL BE MADE BY THE MAJORITY LENDERS) BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE COUNTY OF ORANGE, AND BORROWER WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND BORROWER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUIT, ACTION OR PROCEEDING. BORROWER DOES HEREBY DESIGNATE AND APPOINT:

> Robert F. Maguire III
> 1733 Ocean Avenue, 4th Floor
> Santa Monica, CA 90401

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN ORANGE COUNTY, CALIFORNIA, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND WRITTEN NOTICE OF SAID SERVICE MAILED OR DELIVERED TO BORROWER IN THE MANNER PROVIDED HEREIN SHALL BE

DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON BORROWER, IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF CALIFORNIA. BORROWER (A) SHALL GIVE PROMPT NOTICE TO ADMINISTRATIVE AGENT OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (B) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN ORANGE COUNTY, CALIFORNIA (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (C) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN ORANGE COUNTY, CALIFORNIA OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR.

Section 12.22 Entire Agreement. This Agreement and the other Loan Documents embody the entire agreement and understanding between the Administrative Agent, the Lenders and Borrower and supersede all prior agreements and understandings between such parties relating to the subject matter hereof and thereof. Accordingly, the Loan Documents may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties. If any conflict or inconsistency exists between this Agreement or any of the other Loan Documents, the terms of this Agreement shall control.

Section 12.23 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute one document.

Section 12.24 Assignments and Participations.

(1) **Assignments by Borrower**. Borrower may not assign any of its rights or obligations hereunder or under the Notes without the prior consent of all of the Lenders and the Administrative Agent.

(2) **Assignments by the Lenders**. Each Lender may assign any of its Loans, its Note and its Commitment (but only with the consent of the Administrative Agent); provided that:

(a) no such consent by the Administrative Agent shall be required in the case of any assignment by any Lender to another Lender or an Affiliate of such Lender or such other Lender (provided that in the case of an assignment to an Affiliate, the assigning Lender shall not be released from its obligations under the Loan Documents and the Administrative Agent may continue to deal only with such assigning Lender);

(b) except to the extent the Administrative Agent shall otherwise consent, any such partial assignment (other than to another Lender or an affiliate of a Lender) shall be in an amount at least equal to $10,000,000;

(c) each such assignment (including an assignment to another Lender or an affiliate of a Lender) by a Lender of its Loans or Commitment shall be made in such manner so that the same portion of its Loans and Commitment is assigned to the respective assignee;

(d) subject to the applicable Lender's compliance with the provisions of clauses (b) and (c) above, the Administrative Agent's consent to an assignment shall not be unreasonably withheld and shall be made within ten (10) Business Days of request if (i) such assignment is made to an Eligible Assignee, and (ii) the provisions of clause (e) have been satisfied; and

(e) upon execution and delivery by the assignee (even if already a Lender) to Borrower and the Administrative Agent of an Assignment and Acceptance pursuant to which such assignee agrees to become a "Lender" hereunder (if not already a Lender) having the Commitment and Loans specified in such instrument, and upon consent thereto by the Administrative Agent to the extent required above, the assignee shall have, to the extent of such assignment (unless otherwise consented to by the Administrative Agent), the obligations, rights and benefits of a Lender hereunder holding the Commitment and Loans (or portions thereof) assigned to it (in addition to the Commitment and Loans, if any, theretofore held by such assignee) and the assigning Lender shall, to the extent of such assignment, be released from the Commitment (or portion thereof) so assigned. Upon each such assignment the assigning Lender shall pay the Administrative Agent a processing and recording fee of $3,500 (provided that no such processing and recording fee shall be payable in connection with an assignment by Capmark Bank, a Utah industrial bank, or Capmark Finance Inc., a California corporation, to any of their respective Affiliates) and the reasonable fees and disbursements of the Administrative Agent's counsel incurred in connection therewith.

(3) **Approval by Borrower**. In the event Borrower's consent to an assignment is required under Section 12.24(2), such consent shall not be unreasonably withheld, and shall be granted or denied in writing delivered to the Administrative Agent within ten (10) Business Days from the date of the Administrative Agent's or a Lender's request therefor. If the Administrative Agent does not receive such consent or a denial of such consent in writing within said ten (10) Business Days following delivery of a request for such consent, Borrower's consent shall be deemed to have been granted. In the event Borrower withholds its consent, Borrower shall, concurrently with its written disapproval, provide written notice to the Administrative Agent and such Lender of the reasons for such disapproval.

(4) **Participations**.

(a) A Lender may sell or agree to sell to one or more other Persons (each a "**Participant**") a participation in all or any part of any Loans held by it, or in its Commitment, provided (A) such Lender's obligations under this Agreement and the other Loan Documents shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and the other Loan Documents. In no event shall a Lender that sells a participation agree with the Participant to take or refrain from taking any action hereunder or under any other Loan Document except that such Lender may agree with the Participant that it will not, without the consent of the Participant, agree to (i) increase or extend the term of such Lender's Commitment, (ii) extend the date fixed for the payment of principal of or interest on the related Loan or Loans or any portion of any fee hereunder payable to the Participant, (iii) reduce the amount of any such payment of principal, (iv) reduce the rate at which interest is payable thereon, or any fee hereunder payable to the

Participant, to a level below the rate at which the Participant is entitled to receive such interest or fee or (v) consent to any modification, supplement or waiver hereof or of any of the other Loan Documents to the extent that the same, under Section 12.2, requires the consent of each Lender. Borrower agrees that each Participant shall be entitled to the benefits of Section 2.9(1), Section 2.9(5), and Section 2.9(6) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (2) of this Section 12.24. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.24 as though it were a Lender; provided that such Participant agrees to be subject to Section 12.24 as though it were a Lender.

(b) A Participant shall not be entitled to receive any greater payment under Section 2.9(1) or 2.9(6) than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with Borrower's prior written consent. A Participant that is a non-U.S. Person that would become a Lender shall not be entitled to the benefits of Section 2.9(6) unless Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of Borrower, to comply with Section 2.9(6) as though it were a Lender

(5) **Certain Pledges**. In addition to the assignments and participations permitted under the foregoing provisions of this Section 12.24 (but without being subject thereto), any Lender may (without notice to Borrower, the Administrative Agent or any other Lender and without payment of any fee) assign and pledge all or any portion of its Loans and its Note to any Federal Reserve Bank as collateral security pursuant to Regulation A and any operating circular issued by such Federal Reserve Bank, and such Loans and Note shall be fully transferable as provided therein. No such assignment shall release the assigning Lender from its obligations hereunder.

(6) **Provision of Information to Assignees and Participants**. A Lender may furnish any information concerning Borrower, any Borrower Party or any of their respective Affiliates or the Project in the possession of such Lender from time to time to assignees and participants (including prospective assignees and participants).

(7) **No Assignments to Borrower or Affiliates**. Anything in this Section 12.24 to the contrary notwithstanding, no Lender may assign or participate any interest in any Loan held by it hereunder to Borrower or any of its Affiliates without the prior consent of each Lender.

Section 12.25 Brokers. Borrower hereby represents to the Administrative Agent and each Lender that Borrower has not dealt with any broker, underwriters, placement agent, or finder in connection with the transactions contemplated by this Agreement and the other Loan Documents, other than Eastdil Secured (the "**Broker**"). Borrower hereby agrees to pay all fees and commissions due and payable to Broker and to indemnify and hold the Administrative Agent and each Lender harmless from and against any and all claims, liabilities, costs and expenses of any kind in any way relating to or arising from a claim by any Person (including Broker) that such Person acted on behalf of Borrower in connection with the transactions contemplated herein. The Administrative Agent has not engaged any broker in connection with the transactions contemplated by this Agreement.

Section 12.26 [Reserved]

Section 12.27 Limitation on Liability of the Administrative Agent's and the Lenders' Officers, Employees, etc. Any obligation or liability whatsoever of the Administrative Agent or any Lender which may arise at any time under this Agreement or any other Loan Document shall be satisfied, if at all, out of the Administrative Agent's or such Lender's respective assets only. No such obligation or liability shall be personally binding upon, nor shall resort for the enforcement thereof be had to, the property of any of the Administrative Agent's or any Lender's shareholders, directors, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise.

Section 12.28 Cooperation with Syndication. Borrower acknowledges that the Arranger intends to syndicate a portion of the Commitments to one or more Lenders (the "**Syndication**") and in connection therewith, Borrower shall take all actions as the Arranger may reasonably request to assist the Arranger in its Syndication effort. Without limiting the generality of the foregoing, Borrower shall, at the request of the Arranger (i) facilitate the review of the Loans, the Project and the other collateral for the Loans by any prospective Lender; (ii) assist the Arranger and otherwise cooperate with the Arranger in the preparation of information offering materials (which assistance may include reviewing and commenting on drafts of such information materials); (iii) deliver updated information on Borrower, the Project and the other collateral for the Loans; (iv) make representatives of Borrower available to meet with prospective Lenders at tours of the Project and bank meetings at reasonable times and on reasonable notice; (v) facilitate direct contact between the senior management and advisors of the Borrower and any prospective Lender; and (vi) provide the Arranger with all information reasonably deemed necessary by it to complete the Syndication successfully. Subject to the provisions of Section 12.5, Borrower agrees to take such further reasonable action, in connection with documents and amendments to the Loan Documents, as may reasonably be required to effect such Syndication; provided, however, that notwithstanding any other provision of this Section 12.27 or Section 12.29 to the contrary, Borrower shall not be required to enter into any such documents and amendments which would increase Borrower's affirmative obligations or decrease Borrower's rights under the Loan Documents or adversely affect the economic terms of the Loans, except potentially in the case of Event of Default.

Section 12.29 Severance of Loan.

(1) **Loan Components**. The Arranger shall have the right, at any time, to direct the Administrative Agent, with respect to all or any portion of the Loan, to (a) cause the Notes, the Mortgage and the other Security Documents to be severed and/or split into two or more separate notes, mortgages and other security agreements, so as to evidence and secure one or more senior and subordinate mortgage loans, (b) create one more senior and subordinate notes (*i.e.*, an A/B or A/B/C structure) secured by the Mortgage and the other Security Documents, (c) create multiple components of the Notes (and allocate or re-allocate the outstanding principal amount of the Loan among such components) or (d) otherwise sever the Loan into two or more loans secured by the Mortgage and the other Security Documents (each of clauses (a) through (d), together with the Mezzanine Option described below, a "**Bifurcation**"); in each such case, in whatever proportions and priorities as the Arranger may so direct in its discretion to the Administrative Agent; provided, however, that in each such instance (i) the outstanding principal amount of all the Notes evidencing the Loan (or components of such Notes) immediately

following such Bifurcation shall be equal the outstanding principal amount of the Loan immediately prior to such Bifurcation; (ii) the weighted average Applicable Margin with respect to the aggregate outstanding principal balance of all Base Rate Loans and LIBOR-based Loans immediately after such Bifurcation and at all times prior to the occurrence of any Event of Default shall not exceed the weighted average Applicable Margin with respect to the aggregate outstanding principal balance of all Base Rate Loans and LIBOR-based Loans as set forth in the initial Notes delivered hereunder (as such interest rates are subject to being adjusted from time to time in accordance herewith, including as a result of the accrual of interest at the Default Rate); and (iii) such adjustment does not increase Borrower's affirmative obligations or decrease Borrower's rights under the Loan Documents or adversely affect the economic terms of the Loans, except potentially in the case of Event of Default. If requested by the Administrative Agent in writing, Borrower shall execute within ten (10) days after such request, a severance agreement, amendments to or amendments and restatements of any one or more Loan Documents, and such documentation as the Administrative Agent may reasonably request to evidence and/or effectuate any such Bifurcation, all in form and substance reasonably satisfactory to the Arranger and the Administrative Agent; provided, however, that notwithstanding any other provision of Section 12.27 or this Section 12.29(1) to the contrary, Borrower shall not be required to enter into any such documents and amendments which would increase Borrower's affirmative obligations or decrease Borrower's rights under the Loan Documents or adversely affect the economic terms of the Loans, except potentially in the case of Event of Default.

(2) **Mezzanine Financing**. Eurohypo shall have the right, at any time, to direct the Administrative Agent, to divide the Loan into two or more parts (the "**Mezzanine Option**"): a mortgage loan (the "**Mortgage Loan**") and one or more mezzanine loans (the "**Mezzanine Loan(s)**"). The principal amount of the Mortgage Loan plus the principal amount of the Mezzanine Loan(s) shall equal the outstanding principal balance of the Loan immediately prior to the creation of the Mortgage Loan and the Mezzanine Loan(s). In effectuating the foregoing, the lender of the Mezzanine Loan(s) will make a loan to a borrower (the "**Mezzanine Borrower(s)**"); Mezzanine Borrower(s) will contribute the amount of the Mezzanine Loan(s) to Borrower (in its capacity as Borrower under the Mortgage Loan, "**Mortgage Borrower**") and Mortgage Borrower will apply the contribution to pay down the Loan to its Mortgage Loan amount (without prepayment premium). The Mortgage Loan and the Mezzanine Loan(s) shall be on the same terms and subject to the same conditions set forth in this Agreement, the Note, the Mortgage and the other Loan Documents except as follows:

(a) The Arranger shall have the right, at any time, to direct the Administrative Agent, to establish different interest rates and debt service payments for the Mortgage Loan(s) and the Mezzanine Loan and to require the payment of the Mortgage Loan and the Mezzanine Loan(s) in such order of priority as may be designated by the Arranger; provided that (i) the total of the loan amounts for the Mortgage Loan and the Mezzanine Loan(s) immediately following the creation of such Mezzanine Loan(s) shall equal the amount of the Loan immediately prior to the creation of the Mortgage Loan and the Mezzanine Loan(s), (ii) the weighted average Applicable Margin with respect to the aggregate outstanding principal balance of all Base Rate Loans and LIBOR-based Loans that are outstanding under the Mortgage Loan and the Mezzanine Loan immediately after such Bifurcation and at all times prior to the occurrence of any Event of Default shall not exceed the weighted average Applicable Margin with respect to the aggregate outstanding principal balance of all Base Rate Loans and LIBOR-based Loans as set forth in the initial Notes delivered hereunder (as such interest rates are subject to being adjusted from time to time in accordance herewith, including as a result of the accrual of interest at the Default Rate), (iii) the initial debt service payments on the Mortgage Loan note and the Mezzanine Loan note(s) shall initially on the date created equal the debt service payment which was due under the Loan immediately prior to creation of the Mortgage Loan and the Mezzanine Loan(s), and (iv) such adjustment does not increase Borrower's affirmative obligations or decrease Borrower's rights under the Loan Documents or adversely affect the economic terms of the Loans, except potentially in the case of Event of Default. The Mezzanine Loan(s) shall be subordinate to the Mortgage Loan and shall be governed by the terms of an intercreditor agreement between the holders of the Mortgage Loan and the Mezzanine Loan(s).

(b) Mezzanine Borrower(s) shall be a newly-formed special purpose, bankruptcy remote entity satisfactory to the Administrative Agent, and shall own directly or indirectly one hundred percent (100%) of Mortgage Borrower. The security for the Mezzanine Loan shall be a pledge of one hundred percent (100%) of the direct and indirect ownership interests in Mortgage Borrower.

(c) Subject to the provisions of Section 12.5(3), Mezzanine Borrower and Mortgage Borrower shall cooperate with all reasonable requests of the Arranger and the Administrative Agent in order to convert the Loan into a Mortgage Loan and one or more Mezzanine Loan(s) and shall execute and deliver such documents as shall reasonably be required by the Arranger and the Administrative Agent in connection therewith, including, without limitation, (i) the delivery of non-consolidation opinions, (ii) the modification of organizational documents and loan documents, (iii) documents authorizing the Administrative Agent to file any UCC-1 Financing Statements reasonably required by the Administrative Agent to perfect the security interest in the collateral for the Mezzanine Loan(s), (iv) execution of such other documents reasonably required by the Arranger and the Administrative Agent in connection with the creation of the Mezzanine Loan(s), including, without limitation, an environmental indemnity substantially similar in form and substance to the Environmental Indemnity Agreement delivered on the date hereof in connection with the Loan, (v) delivery of appropriate authorization and enforceability opinions with respect to the Mezzanine Loan(s), and (vi) delivery of an "Eagle 9" or equivalent UCC title insurance policy, satisfactory to the Arranger and the Administrative Agent, insuring the perfection and priority of the lien on the Mezzanine Loan collateral; provided, however, that notwithstanding any other provision of Section 12.27 or this Section 12.29(2) to the contrary, Borrower shall not be required to enter into any such documents and amendments which would increase Borrower's affirmative obligations or decrease Borrower's rights under the Loan Documents or adversely affect the economic terms of the Loans, except potentially in the case of Event of Default.

(d) **Confidentiality**. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Confidential Information, except that Confidential Information may be disclosed (a) to it and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made shall be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any Governmental Authority, (c) to the extent required by

Applicable Law or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) to any assignee or pledgee of or Participant in, or any prospective assignee or pledgee of or Participant in, any of its rights or obligations under this Agreement or any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Confidential Information (i) becomes publicly available other than as a result of a breach of this Section 12.29(2)(c) or of arrangements entered into pursuant hereto or (ii) becomes available to the Administrative Agent or any Lender from a source other than Borrower or its Affiliates; provided, however, the obligation to maintain the confidentiality of the Confidential Information provided hereunder shall expire twelve (12) months after the date upon which the Loans hereunder are indefeasibly paid in full. The Administrative Agent and each Lender, to the extent required to maintain the confidentiality of Information as provided in this Section 12.29(2)(c), shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Confidential Information as a commercial banker exercising reasonable and customary business practices would accord to its own confidential information. Notwithstanding anything herein to the contrary, the information subject to this Section 12.29(2)(c) shall not include, and the Administrative Agent and each Lender may disclose without limitation of any kind, any information with respect to the "tax treatment" and "tax structure" (in each case, within the meaning of Treasury Regulation Section 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to the Administrative Agent or such Lender relating to such tax treatment and tax structure.

ARTICLE 13

RECOURSE Liability

Section 13.1 Recourse Liability. Borrower shall be personally liable for amounts due under the Loan Documents. Anything herein or in any other Loan Document or any certificate given in connection therewith or pursuant thereto (the Loan Documents and each such certificate, collectively, the "**Relevant Documents**") to the contrary notwithstanding, the Administrative Agent and the Lenders agree that, for repayment of the Loans and the payment and performance of any and all of Borrower's obligations under the Relevant Documents or any claim based thereon or otherwise in respect thereof, they shall look solely to the Project and the other assets of Borrower, and to such other collateral as may now or hereafter be given to secure the Loans, and no other property or assets of Borrower's direct or indirect constituent partners, members, or the directors, officers, agents or employees of Borrower or such constituent partners or members (collectively, the "**Exculpated Parties**"), shall be subject to levy, execution or other enforcement procedure for the satisfaction of remedies of the Administrative Agent and/or the Lenders, or for any payment required to be made under the Relevant Documents or for the performance of any of the covenants or warranties contained in any of the Relevant Documents or for any claim based thereon or in respect thereof, nor shall any claim be brought against the Exculpated Parties; provided, however, notwithstanding anything to the contrary contained hereinabove, the foregoing provisions of this Section 13.1 shall not (i) limit the right of the

Administrative Agent and/or the Lenders to name Borrower and/or the Guarantor or either of them as a party defendant in any action or suit for judicial foreclosure and sale under the Mortgage or the other Security Documents so long as no deficiency judgment shall be sought or enforced against the Exculpated Parties except as provided in clause (ii) below or (ii) affect or limit in any way the validity or enforceability of any separate guaranty or indemnification now or hereafter given for the benefit of the Administrative Agent and/or the Lenders in connection with the Loans, including the obligations of the Guarantors under the Guarantor Documents.

Section 13.2 No Waiver of Rights Under Bankruptcy Code. Nothing in this Agreement or the other Loan Documents shall be construed as a waiver by the Administrative Agent or Lenders of any right which the Administrative Agent or any Lender may have under Sections 506(a), 506(b), 1111(b) or any other provision of the United States Bankruptcy Code, as such sections may be amended, to file a claim for the full amount due to Administrative Agent or such Lender under the Loan Documents or to require that all collateral shall continue to secure the amounts due under the Loan Documents.


ARTICLE 14

The Administrative Agent


Section 14.1 Appointment, Powers and Immunities. Each Lender hereby appoints and authorizes the Administrative Agent to act as its agent hereunder and under the other Loan Documents with such powers as are specifically delegated to the Administrative Agent by the terms of this Agreement and of the other Loan Documents, together with such other powers as are reasonably incidental thereto. The Administrative Agent (which term as used in this sentence and in Section 14.4 and the first sentence of Section 14.5 shall include reference to its Affiliates and its own and its Affiliates' officers, directors, employees and agents):

(a) shall have no duties or responsibilities except those expressly set forth in this Agreement and in the other Loan Documents, and shall not by reason of this Agreement or any other Loan Document be a trustee for any Lender except to the extent that the Administrative Agent acts as an agent with respect to the receipt or payment of funds, nor shall the Administrative Agent have any fiduciary duty to the Borrower nor shall any Lender have any fiduciary duty to the Borrower or any other Lender;

(b) shall not be responsible to the Lenders for any recitals, statements, representations or warranties contained in this Agreement or in any other Loan Document, or in any certificate or other document referred to or provided for in, or received by any of them under, this Agreement or any other Loan Document, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement, any Note or any other Loan Document or any other document referred to or provided for herein or therein or for any failure by Borrower or any other Person to perform any of its obligations hereunder or thereunder; and

(c) shall not be responsible for any action taken or omitted to be taken by it hereunder or under any other Loan Document or under any other document or instrument referred to or provided for herein or therein or in connection herewith or therewith, except to the extent any such action taken or omitted violates the Administrative Agent's standard of care set forth in the first sentence of Section 14.4.

(d) shall not, except to the extent expressly instructed by the Majority Lenders with respect to collateral security under the Security Documents, be required to initiate or conduct any litigation or collection proceedings hereunder or under any other Loan Document; and

(e) shall not be required to take any action which is contrary to this Agreement or any other Loan Document or Applicable Law.

The relationship between the Administrative Agent and each Lender is a contractual relationship only, and nothing herein shall be deemed to impose on the Administrative Agent any obligations other than those for which express provision is made herein or in the other Loan Documents. The Administrative Agent may employ agents and attorneys in fact, and may delegate all or any part of its obligations hereunder, to third parties and shall not be responsible for the negligence or misconduct of any such agents, attorneys in fact or third parties selected by it in good faith. The Administrative Agent may deem and treat the payee of a Note as the holder thereof for all purposes hereof unless and until a notice of the assignment or transfer thereof shall have been filed with the Administrative Agent, any such assignment or transfer to be subject to the provisions of Section 12.24. Except to the extent expressly provided in Section 14.7, the provisions of this Article 14 are solely for the benefit of the Administrative Agent and the Lenders, and Borrower shall not have any rights as a third-party beneficiary of any of the provisions hereof and the Lenders may Modify or waive such provisions of this Article 14 in their sole and absolute discretion.

Section 14.2 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon any certification, notice or other communication (including, without limitation, any thereof by telephone, telecopy, telegram or cable) reasonably believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper Person or Persons, and upon advice and statements of legal counsel, independent accountants and other experts selected by the Administrative Agent. As to any matters not expressly provided for by this Agreement or any other Loan Document, the Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder or thereunder in accordance with instructions given by the Majority Lenders, and such instructions of the Majority Lenders and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders.

Section 14.3 Defaults.

(1) The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of a Potential Default or Event of Default unless the Administrative Agent has received notice from a Lender or Borrower specifying such Potential Default or Event of Default and stating that such notice is a "**Notice of Default**." In the event that the Administrative Agent receives such a notice of the occurrence of a Potential Default or Event of Default, the Administrative Agent shall give prompt notice thereof to the Lenders. Within ten (10) days of delivery of such notice of Potential Default or Event of Default from the Administrative Agent to the Lenders (or such shorter period of time as the Administrative Agent determines is necessary), the Administrative Agent and the Lenders shall consult with each other to determine a proposed course of action. The Administrative Agent shall (subject to Section 14.6) take such action with respect to such Potential Default or Event of Default as shall be directed by the Majority Lenders, provided that, (A) unless and until the Administrative Agent

shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, including decisions (1) to make protective advances that the Administrative Agent determines are necessary to protect or maintain the Project and (2) to foreclose on any of the Project or exercise any other remedy, with respect to such Potential Default or Event of Default as it shall deem advisable in the interest of the Lenders except to the extent that this Agreement expressly requires that such action be taken, or not be taken, only with the consent or upon the authorization of all of the Lenders and (B) no actions approved by the Majority Lenders shall violate the Loan Documents or Applicable Law. Each of the Lenders acknowledges and agrees that no individual Lender may separately enforce or exercise any of the provisions of any of the Loan Documents (including the Notes) other than through the Administrative Agent. The Administrative Agent shall advise the Lenders of all material actions which the Administrative Agent takes in accordance with the provisions of this Section 14.3(1) and shall continue to consult with the Lenders with respect to all of such actions. Notwithstanding the foregoing, if the Majority Lenders shall at any time direct that a different or additional remedial action be taken from that already undertaken by the Administrative Agent, including the commencement of foreclosure proceedings, such different or additional remedial action shall be taken in lieu of or in addition to, the prosecution of such action taken by the Administrative Agent; provided that all actions already taken by the Administrative Agent pursuant to this Section 14.3(1) shall be valid and binding on each Lender. All money (other than money subject to the provisions of Section 14.6) received from any enforcement actions, including the proceeds of a foreclosure sale of the Project, shall be applied, first, to the payment or reimbursement of the Administrative Agent for reasonable out-of-pocket expenses incurred in accordance with the provisions of Sections 14.3(2), (3) and (4) and 14.4 and to the payment of the Agency Fee to the extent not paid by Borrower pursuant to Section 14.10, second, to the payment or reimbursement of the Lenders for expenses incurred in accordance with the provisions of Sections 14.3(2), (3) and (4) and 14.4; third, to the payment or reimbursement of the Lenders for any advances made pursuant to Section 14.3(2); and fourth, pari passu to the Lenders in accordance with their respective Proportionate Shares (and to the Lender or Lenders under any Hedge Agreement for its Additional Interest in accordance with Section 9.15), unless an Unpaid Amount is owed pursuant to Section 14.12, in which event such Unpaid Amount shall be deducted from the portion of such proceeds of the Defaulting Lender and be applied to payment of such Unpaid Amount to the Special Advance Lender.

(2) All losses with respect to interest (including interest at the Default Rate) and other sums payable pursuant to the Notes or incurred in connection with the Loans shall be borne by the Lenders in accordance with their respective Proportionate Shares of the Loans. All losses incurred in connection with the Loans, the enforcement thereof or the realization of the security therefor, shall be borne by the Lenders in accordance with their respective Proportionate Shares of the Loan, and the Lenders shall promptly, upon request, remit to the Administrative Agent their respective Proportionate Shares of (i) any reasonable out-of-pocket expenses incurred by the Administrative Agent in connection with any Default to the extent any expenses have not been paid by Borrower, (ii) any advances made to pay taxes or insurance or otherwise to preserve the Lien of the Security Documents or to preserve and protect the Project, whether or not the amount necessary to be advanced for such purposes exceeds the amount of the Mortgage, (iii) any other reasonable out-of-pocket expenses incurred in connection with the enforcement of the Mortgage or other Loan Documents, and (iv) any reasonable out-of-pocket expenses incurred in connection with the consummation of the Loans not paid or provided for by Borrower. To the

extent any such advances are recovered in connection with the enforcement of the Mortgage or the other Loan Documents, each Lender shall be paid its proportionate share of such recovery after deduction of the expenses of the Administrative Agent and the Lenders.

(3) If, at the direction of the Majority Lenders or otherwise as provided in Section 14.3(1), any action(s) is brought to collect on the Notes or enforce the Security Documents or any other Loan Document, such action shall (to the extent permitted under Applicable Law and the decisions of the court in which such action is brought) be an action brought by the Administrative Agent and the Lenders, collectively, to collect on all or a portion of the Notes or enforce the Security Documents or any other Loan Document and counsel selected by the Administrative Agent shall prosecute any such action on behalf of the Administrative Agent and the Lenders, and the Administrative Agent and the Lenders shall consult and cooperate with each other in the prosecution thereof. All decisions concerning the appointment of a receiver while such action is pending, the conduct of such receivership, the conduct of such action, the collection of any judgment entered in such action and the settlement of such action shall be made by the Administrative Agent. The costs and expenses of any such action shall be borne by the Lenders in accordance with each of their respective proportionate shares.

(4) If, at the direction of the Majority Lenders or otherwise as provided in Section 14.3(1), any action(s) is brought to foreclose the Mortgage, such action shall (to the extent permitted under Applicable Law and the decisions of the court in which such action is brought) be an action brought by the Administrative Agent and the Lenders, collectively, to foreclose all or a portion of the Mortgage and collect on the Notes. Counsel selected by the Administrative Agent shall prosecute any such foreclosure on behalf of the Administrative Agent and the Lenders and the Administrative Agent and the Lenders shall consult and cooperate with each other in the prosecution thereof. All decisions concerning the appointment of a receiver, the conduct of such foreclosure, the acceptance of a deed in lieu of foreclosure, the bid on behalf of the Administrative Agent and the Lenders at the foreclosure sale of the Project, the manner of taking and holding title to the Project (other than as set forth in subsection (5) below), the sale of the Project after foreclosure, and the commencement and conduct of any deficiency judgment proceeding shall be made by the Administrative Agent. The costs and expenses of foreclosure will be borne by the Lenders in accordance with their respective proportionate shares.

(5) If title is acquired to the Project after a foreclosure sale or by a deed in lieu of foreclosure, title shall be held by the Administrative Agent in its own name in trust for the Lenders or, at the Administrative Agent's election, in the name of a wholly owned subsidiary of the Administrative Agent on behalf of the Lenders.

(6) If the Administrative Agent (or its subsidiary) acquires title to the Project or is entitled to possession of the Project during or after the foreclosure, all material decisions with respect to the possession, ownership, development, construction, control, operation, leasing, management and sale of the Project shall be made by the Administrative Agent per a management plan approved by the Administrative Agent and approved (or deemed approved pursuant to Section 14.9) by the Majority Lenders.. All income or other money received after so acquiring title to or taking possession of the Project with respect to the Project, including income from the operation and management of the Project and the proceeds of a sale of the Project, shall be applied (subject to the terms of any separate agreement among the Administrative Agent and

the Lenders), first, to the payment or reimbursement of the Administrative Agent for the reasonable out-of-pocket expenses incurred in accordance with the provisions of this Article 14 and to the payment of the Agency Fee to the extent not paid by Borrower pursuant to Section 14.10, second, to the payment of operating expenses with respect to the Project; third, to the establishment of reasonable reserves for the operation of the Project; fourth, to the payment or reimbursement of the Lenders for any advances made pursuant to Section 14.3(2); fifth, to fund any capital improvement, leasing and other reasonable reserves; and sixth, to the Lenders in accordance with their respective Proportionate Shares (and, if applicable, to Eurohypo Counterparty under any Hedge Agreement for its Additional Interest in accordance with Section 9.15), unless an Unpaid Amount is owed pursuant to Section 14.12, in which event such Unpaid Amount shall be deducted from the portion of such proceeds of the Defaulting Lender and be applied to payment of such Unpaid Amount to the Special Advance Lender.

Section 14.4 Rights as a Lender. With respect to its Commitment and the Loans made by it Eurohypo (and any successor acting as Administrative Agent) in its capacity as a Lender hereunder shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not acting as the Administrative Agent, and the term "Lender" or "Lenders" shall, unless the context otherwise indicates, include the Administrative Agent in its individual capacity. Eurohypo (and any successor acting as Administrative Agent) and its affiliates may (without having to account therefor to any Lender) lend money to, make investments in and generally engage in any kind of lending, trust or other business with Borrower (and any of its Affiliates) as if it were not acting as the Administrative Agent, and Eurohypo and its affiliates may accept fees and other consideration from Borrower for services in connection with this Agreement or otherwise without having to account for the same to the Lenders.

Section 14.5 Standard of Care; Indemnification. In performing its duties under the Loan Documents, the Administrative Agent will exercise the same degree of care as it normally exercises in connection with similar real estate loans it has originated and holds and in which no syndication or participations are involved, but the Administrative Agent shall have no further responsibility to any Lender except as expressly provided herein and except for its own gross negligence or willful misconduct which resulted in actual loss to such Lender, and, except to such extent, the Administrative Agent shall have no responsibility to any Lender for the failure by the Administrative Agent to comply with any of the Administrative Agent's obligations to Borrower under the Loan Documents or otherwise. Subject to the terms of any separate agreement among the Administrative Agent and the Lenders the Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed under Section 12.5, but without limiting the obligations of Borrower under Section 12.5) ratably in accordance with the aggregate principal amount of the Loans held by the Lenders (or, if no Loans are at the time outstanding, ratably in accordance with their respective Commitments), for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever that may be imposed on, incurred by or asserted against the Administrative Agent (including by any Lender) arising out of or by reason of any investigation in or in any way relating to or arising out of this Agreement or any other Loan Document or any other documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby (including, without limitation, the costs and expenses that Borrower is obligated to pay under Section 12.5, but excluding normal internal costs administrative costs and expenses incident to the performance of its agency duties hereunder) or the enforcement of any of the terms hereof or thereof or of any such other documents, provided that no Lender shall be liable for any of the foregoing to the extent they arise from the Administrative Agent's breach of its standard of care set forth in the first sentence of this Section.

Section 14.6 Non Reliance on Administrative Agent and Other Lenders. Each Lender agrees that it has, independently and without reliance on the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own credit analysis of Borrower and its Affiliates and decision to enter into this Agreement and that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own analysis and decisions in taking or not taking action under this Agreement or under any other Loan Document. Subject to the provisions of the first sentence of Section 14.4, the Administrative Agent shall not be required to keep itself informed as to the performance or observance by Borrower of this Agreement or any of the other Loan Documents or any other document referred to or provided for herein or therein or to inspect the Project or the books of Borrower or any of its Affiliates. Except for notices, reports and other documents and information expressly required to be furnished to the Lenders by the Administrative Agent hereunder or as otherwise agreed by the Administrative Agent and the Lenders, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the affairs, financial condition or business of Borrower or any of its Affiliates that may come into the possession of the Administrative Agent or any of its affiliates.

Section 14.7 Failure to Act. Except for action expressly required of the Administrative Agent hereunder, and under the other Loan Documents, the Administrative Agent shall in all cases be fully justified in failing or refusing to act hereunder and thereunder unless it shall receive further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 14.4 against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action.

Section 14.8 Resignation of Administrative Agent. The Administrative Agent may resign at any time by giving at least five (5) Business Days prior written notice thereof to the Lenders and Borrower. Upon any such resignation, the Majority Lenders shall have the right to appoint a successor Administrative Agent that shall be a Person that meets the qualifications of an Eligible Assignee. If no successor Administrative Agent shall have been so appointed by the Majority Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent's giving of notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, that shall be an institutional lender that meets the requirements of the immediately preceding sentence. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (if not already discharged therefrom as provided above in this Section 14.7). The fees payable by Borrower to a successor

Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between Borrower and such successor. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provision of this Article 14 and Section 12.5 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

Section 14.9 **Consents under Loan Documents**. The Administrative Agent may as expressly provided in Section 12.2 above or in the Loan Documents and, if not expressly provided, with the consent of the Majority Lenders (a) grant any consent or approval required of it or (b) consent to any modification, supplement or waiver under any of the Loan Documents. If the Administrative Agent solicits any consents or approvals from the Lenders under any of the Loan Documents (which solicitation shall include the following statement in bold, all capital letters: **"FAILURE TO RESPOND WITHIN TEN BUSINESS DAYS MAY RESULT IN DEEMED CONSENT"**), each Lender shall within ten (10) Business Days of receiving such request, give the Administrative Agent written notice of its consent or approval or denial thereof; provided that, if any Lender does not respond within such ten (10) Business Days, such Lender shall be deemed to have authorized the Administrative Agent to vote such Lender's interest with respect to the matter which was the subject of the Administrative Agent's solicitation as the Administrative Agent elects. Any such solicitation by the Administrative Agent for a consent or approval shall be in writing and shall include a description of the matter or thing as to which such consent or approval is requested and shall include the Administrative Agent's recommended course of action or determination in respect thereof. After any retiring Administrative Agent's resignation hereunder as Administrative Agent, the provisions of this Article 14 and Section 12.5 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

Section 14.10 **Authorization**. The Administrative Agent is hereby authorized by the Lenders to execute, deliver and perform in accordance with the terms of each of the Loan Documents to which the Administrative Agent is or is intended to be a party and each Lender agrees to be bound by all of the agreements of the Administrative Agent contained in such Loan Documents. Borrower shall be entitled to rely on all written agreements, approvals and consents received from the Administrative Agent as being that also of the Lenders, without obtaining separate acknowledgment or proof of authorization of same.

Section 14.11 **Agency Fee**. So long as the Commitments are in effect and until payment in full of all obligations under this Agreement, the Notes and the other Loan Documents, Borrower shall pay to the Administrative Agent, for its sole account, the Agency Fee. The Agency Fee shall be payable monthly in advance commencing on the Closing Date pursuant to the Fee Letter.

Section 14.12 **Defaulting Lenders**.

(1) If any Lender (a "**Defaulting Lender**") shall for any reason fail to (i) make any respective Loan required pursuant to the terms of this Agreement or (ii) pay its proportionate share of an advance or disbursement to protect the Project or the Lien of the Security Documents, any of the other Lenders may, but shall not be obligated to, make all or a portion of the Defaulting Lender's Loan or proportionate share of such advance, provided that such Lender gives the Defaulting Lender and the Administrative Agent prior notice of its

intention to do so. The right to make such advances in respect of the Defaulting Lender shall be exercisable first by the Lender holding the greatest proportionate share and thereafter to each of the Lenders in descending order of their respective proportionate shares of the Loans or in such other manner as the Majority Lenders (excluding the Defaulting Lender) may agree on. Any Lender making all or any portion of the Defaulting Lender's proportionate share of the applicable Loan or advance in accordance with the foregoing terms and conditions shall be referred to as a "**Special Advance Lender**."

(2) In any case where a Lender becomes a Special Advance Lender (i) the Special Advance Lender shall be deemed to have purchased, and the Defaulting Lender shall be deemed to have sold, a senior participation in the Defaulting Lender's respective Loan to the extent of the amount so advanced or disbursed (the "**Advanced Amount**") bearing interest (including interest at the Default Rate, if applicable) and (ii) the Defaulting Lender shall have no voting rights under this Agreement or any other Loan Documents so long as it is a Defaulting Lender. It is expressly understood and agreed that each of the respective obligations under this Agreement and the other Loan Documents, including advancing Loans, losses incurred in connection with the Loan, including costs and expenses of enforcement, advancing to preserve the Lien of the Mortgage or to preserve and protect the Project, shall be without regard to any adjustment in the proportionate shares occasioned by the acts of a Defaulting Lender. The Special Advance Lender shall be entitled to an amount (the "**Unpaid Amount**") equal to the applicable Advanced Amount, plus any unpaid interest due and owing with respect thereto, less any repayments thereof made by the Defaulting Lender immediately upon demand. The Defaulting Lender shall have the right to repurchase the senior participation in its Loan from the Special Advance Lender at any time by the payment of the Unpaid Amount.

(3) A Special Advance Lender shall (i) give notice to the Defaulting Lender, the Administrative Agent and each of the other Lenders (provided that failure to deliver said notice to any party other than the Defaulting Lender shall not constitute a default under this Agreement) of the Advanced Amount and the percentage of the Special Advance Lender's senior participation in the Defaulting Lender's Loan and (ii) in the event of the repayment of any of the Unpaid Amount by the Defaulting Lender, give notice to the Defaulting Lender and the Administrative Agent of the fact that the Unpaid Amount has been repaid (in whole or in part), the amount of such repayment and, if applicable, the revised percentage of the Special Advance Lender's senior participation. Provided that the Administrative Agent has received notice of such participation, the Administrative Agent shall have the same obligations to distribute interest, principal and other sums received by the Administrative Agent with respect to a Special Advance Lender's senior participation as the Administrative Agent has with respect to the distribution of interest, principal and other sums under this Agreement; and at the time of making any distributions to the Lenders, shall make payments to the Special Advance Lender with respect to a Special Advance Lender's senior participation in the Defaulting Lender's Loan out of the Defaulting Lender's share of any such distributions.

(4) A Defaulting Lender shall immediately pay to a Special Advance Lender all sums of any kind paid to or received by the Defaulting Lender from Borrower, whether pursuant to the terms of this Agreement or the other Loan Documents or in connection with the realization of the security therefor until the Unpaid Amount is fully repaid. Notwithstanding the fact that the Defaulting Lender may temporarily hold such sums, the Defaulting Lender shall be

deemed to hold same as a trustee for the benefit of the Special Advance Lender, it being the express intention of the Lenders that the Special Advance Lender shall have an ownership interest in such sums to the extent of the Unpaid Amount.

(5) Each Defaulting Lender shall indemnify, defend and hold the Administrative Agent and each of the other Lenders harmless from and against any and all losses, damages, liabilities or expenses (including reasonable attorneys' fees and expenses and interest at the Default Rate) which they may sustain or incur by reason of the Defaulting Lender's failure or refusal to abide by its obligations under this Agreement or the other Loan Documents, except to the extent a Defaulting Lender became a Defaulting Lender due to the gross negligence or willful misconduct of the Administrative Agent and/or any Lender. The Administrative Agent shall, after payment of any amounts due to any Special Advance Lender pursuant to the terms of subsection (3) above, set-off against any payments due to such Defaulting Lender for the claims of the Administrative Agent and the other Lenders pursuant to this indemnity.

Section 14.13 Liability of the Administrative Agent. The Administrative Agent shall not have any liabilities or responsibilities to Borrower on account of the failure of any Lender (other than the Administrative Agent in its capacity as a Lender) to perform its obligations hereunder or to any Lender on account of the failure of Borrower to perform its obligations hereunder or under any other Loan Document.

Section 14.14 Transfer of Agency Function. Without the consent of Borrower or any Lender, the Administrative Agent may at any time or from time to time transfer its functions as the Administrative Agent hereunder to any of its offices wherever located in the United States; provided that the Administrative Agent shall promptly notify Borrower and the Lenders thereof.

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ARTICLE 15

CASH MANAGEMENT AND Controlled Accounts

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Section 15.1 Cash Management. If the Maturity Date has been extended pursuant to Section 2.5(2) or Section 2.5(3), commencing with the first day of the Second Extension Period and continuing until the Maturity Date, as so extended, Borrower and Manager shall cause all Rents from the Project to be deposited into the Clearing Account for further deposit into the Cash Management Account pursuant to the Clearing Account Agreement and the Cash Management Agreement. Without limitation of the foregoing, Borrower shall, and shall cause the Manager to, (a) deliver irrevocable written instructions to all tenants under Leases to make all payments directly to the Clearing Account, and (b) deposit all amounts received by Borrower or the Manager constituting Rents into the Clearing Account within one (1) Business Day of receipt thereof, in each case for further deposit into the Cash Management Account pursuant to the Clearing Account Agreement and the Cash Management Agreement. Disbursements from the Cash Management Account will be made in accordance with the terms and conditions of this Agreement and the Cash Management Agreement. Without limiting the express provisions of the Cash Management Agreement, the Administrative Agent shall have sole dominion and control over the Clearing Account and the Cash Management Account and Borrower shall have no rights to make withdrawals therefrom.

(1) Notwithstanding anything to the contrary contained in this Agreement or the other Loan Documents, and provided no Event of Default or Low DSCR Trigger Period exists and after all Reserve Funds have been funded in accordance with this Agreement and the Cash Management Agreement, on each Business Day, funds on deposit in the Cash Management Account shall be transferred to an account designated and controlled by Borrower.

(2) The insufficiency of funds on deposit in the Cash Management Account (or any sub-account thereunder) shall not absolve Borrower of the obligation to make any payments as and when due pursuant to this Agreement and the other Loan Documents, and such obligations shall be separate and independent, and not conditioned on any event or circumstance whatsoever.

(3) In furtherance of the foregoing provisions, prior to the Second Extension Period and as a further condition thereto, Borrower and Manager shall (a) select a Depository Bank reasonably acceptable to the Administrative Agent, (b) execute and deliver, and shall cause the Manager and Depository Bank to execute and deliver the Cash Management Agreement and the Clearing Account Agreement, each in the form attached hereto as Exhibits I and J, respectively, (c) take such actions as are necessary to establish the Clearing Account and the Cash Management Account and any other accounts necessary to comply with the provisions of this Agreement, the Clearing Account Agreement and the Cash Management Agreement, and (d) deliver such authorizations or resolutions and incumbency certificates of Borrower and the Manager and opinions relating to such Clearing Account Agreement and Cash Management Agreement as reasonably requested by Administrative Agent.

Section 15.2 Real Estate Tax and Insurance Reserve Fund.

(2) **Deposits**. If the Maturity Date has been extended pursuant to Sections 2.5(2) or 2.5(3), as applicable, on each Payment Date from and after the first day of the Second Extension Period and continuing until the Maturity Date, Borrower shall deposit with Administrative Agent, for deposit into an account (the "**Tax and Insurance Reserve Account**") (i) a monthly amount, as determined by Administrative Agent, which will be sufficient to accumulate with Administrative Agent thirty (30) days prior to each due date therefor sufficient funds to pay all real estate taxes, assessments and impositions which Administrative Agent estimates will be payable during the next ensuing twelve (12) months, and (ii) a monthly amount, as determined by the Administrative Agent, which will be sufficient to accumulate with Administrative Agent, thirty (30) days prior to the expiration of the then current insurance policies which Administrative Agent estimates will be payable for the renewal of the coverage required under Article 3 for the next ensuing twelve (12) months (or, if the Blanket Insurance Premium Financing Arrangement remains in effect without default thereunder, sufficient to pay all Financing Installments that will be payable during the next ensuing twelve (12) months)(said amounts in clauses (i) and (ii) above, being, collectively, the "**Tax and Insurance Reserve Fund**"). If at any time Administrative Agent reasonably determines that the Tax and Insurance Reserve Fund is not or will not be sufficient to pay real estate taxes and insurance premiums (or, if applicable, Financing Installments) by the dates set forth in clauses (i) and (ii) above, Administrative Agent shall notify Borrower of such determination and Borrower shall increase its monthly payments to Administrative Agent by the amount that Administrative Agent estimates is sufficient to make up the deficiency thirty (30) days prior to delinquency of the real estate taxes and/or thirty (30) days prior to expiration of the insurance policies, as the case may

be. Any interest earned on the Tax and Insurance Reserve Fund shall be accumulated in the Tax and Insurance Reserve Fund and become a part thereof.

(3) **Disbursements**. Borrower shall furnish Administrative Agent with (i) bills for the charges for which such deposits are required and (ii) a disbursement request (in a form reasonably satisfactory to Administrative Agent), executed by an Authorized Officer of Borrower's Managing Member's General Partner, at least thirty (30) days prior to the date on which the charges first become payable. Provided that no Event of Default exists, Administrative Agent will direct the Depository Bank to apply the Tax and Insurance Reserve Fund to payments of insurance premiums and real estate taxes, respectively, as directed by Administrative Agent. In directing the Depository Bank to make any payment relating to the Tax and Insurance Reserve Fund, Administrative Agent may do so according to any bill, statement or estimate procured from the appropriate public office (with respect to real estate taxes) or insurer or agent (with respect to insurance premiums), without inquiry into the accuracy of such bill, statement or estimate or into the validity of any tax, assessment, sale, forfeiture, tax lien or title or claim thereof unless said bill, statement or estimate is obviously incorrect.

Section 15.3 Cash Flow Sweep Fund.

(1) **Deposits**. If the Maturity Date has been extended pursuant to Section 2.5(2) or 2.5(3), as applicable, on each Payment Date during any Low DSCR Trigger Period from and after the first day of the Second Extension Period and continuing until the Maturity Date, Borrower shall cause all funds remaining in the Cash Management Account (after giving effect to deposits required pursuant to Section 3.3 (a)(i) through (iv) of the Cash Management Agreement) ("**Excess Cash**") to be paid each month directly to Administrative Agent for deposit into an account (the "**Sweep Account**") as additional collateral for the Loans. Amounts so deposited shall hereinafter be collectively referred to as the "**Excess Cash Reserve Fund**."

(2) [Reserved]

(3) **Release**. Provided no Event of Default exists, any funds held in the Excess Cash Reserve Fund (after giving effect to any reductions thereof as permitted pursuant to Section 15.3(4) below) shall be released to Borrower upon the occurrence of a Low DSCR Release Event and, in such event Borrower shall no longer be required to cause the deposit of the subsequent Excess Cash into the Excess Cash Reserve Fund unless a Low DSCR Trigger Event occurs with respect to any future calendar quarter.

(4) **Principal Reduction**. If at any time a Low DSCR Trigger Period continues for four (4) full consecutive quarters following a Low DSCR Trigger Event, then the Administrative Agent shall have the right to apply all funds on deposit in the Sweep Account (or which are deposited into the Sweep Account while such Low DSCR Trigger Period continues) to reduce the outstanding principal balance of the Loans (and upon any such payment, Borrower shall pay to the Lenders any amounts due to the Lenders in accordance with Sections 2.4(6) and 2.9(5)).

(5) **Cash Deposit/Letter of Credit.** Without limiting the foregoing, upon the occurrence of a Low DSCR Trigger Event, Borrower shall have the right, on or before the date which is ten (10) Business Days after the date of any such determination, to cure such Low

DSCR Trigger Event by electing to (a) make a deposit of cash with the Administrative Agent, and/or (b) deliver a Collateral Letter of Credit to the Administrative Agent as additional collateral for the Notes and Borrower's other obligations under the Loan Documents, in each case, in an amount determined by the Administrative Agent such that if the amount of cash so deposited or the amount of such Collateral Letter of Credit were used to make a principal prepayment, the Debt Service Coverage Ratio would have been at least 1.25:1.00 for the applicable calendar quarter had such prepayment been made as of the first day of such calendar quarter. Any cash shall be deposited by the Administrative Agent in a Controlled Account. At any time while a Low DSCR Trigger Period exists, if the Debt Service Coverage Ratio shall be at or above 1:30:1.00 for a period of at least two (2) consecutive calendar quarters, then there shall be no further deposits required into the Sweep Account unless and until another Low DSCR Trigger Period exists, and any funds (if any) theretofore deposited in the Sweep Account pursuant to this Section 15.3(3) and not theretofore applied pursuant to Section 15.3(4) shall be promptly released to Borrower.

Section 15.4 Capital Improvements Reserve Fund.

(1) **Deposits**. If the Maturity Date has been extended pursuant to Section 2.5(2) or 2.5(3), on each Payment Date from and after the first day of the Second Extension Period and continuing until the Maturity Date, Borrower shall deposit with the Administrative Agent into a Controlled Account(the "**Capital Improvements Reserve Account**"), an amount equal to one-twelfth of the amount determined by the Administrative Agent to be equal to $0.15 per leaseable square foot per annum, to be necessary for capital improvements and capital repairs ("**Capital Improvements**") to be made to the Project based on the current Capital Expenditures Budget as approved by the Administrative Agent. Such monthly amounts shall be deposited into the Cash Management Account and shall be disbursed into the Capital Improvements Reserve Account. Amounts deposited into the Capital Improvements Reserve Account pursuant to this Section 15.4 (1) are referred to herein as the "**Capital Improvements Reserve Funds**".

(2) **Release of Capital Improvements Reserve Funds.** Administrative Agent shall direct the Depository Bank to disburse to Borrower amounts from the Capital Improvements Reserve Funds within five (5) Business Days of receipt of request by Borrower provided that: (a) on the date such request is received by Administrative Agent and on the date such payment is to be made, no Event of Default then exists, (b) if requested by Administrative Agent, Administrative Agent shall have received a certificate from an Authorized Officer of Borrower's Managing Member's General Partner in form and substance reasonably satisfactory to Administrative Agent (i) identifying the specific item (which item may constitute a discrete portion of a larger project or job) for which disbursement is requested, (ii) identifying, by category, the cost of completing such item and (iii) certifying that such item has been substantially completed pursuant to arms length transactions in a timely and first-class manner in accordance with all Applicable Laws and free and clear of all Liens other than Permitted Encumbrances, and that all costs associated therewith have been paid in full, except for (x) those fees, costs and expenses being contested in good faith in accordance with the terms of this Agreement (in which case Borrower shall only be entitled to receive the uncontested portion of such fees, costs and expenses) and (y) fees, costs and expenses to be reimbursed out of the subject disbursement and (c) the request for disbursement shall include (i) copies of invoices for all items and materials purchased and all contracted labor or services provided or other evidence

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that such costs have been incurred as may be reasonably required by Administrative Agent and (ii) if requested by Administrative Agent, waivers of liens conditioned only on payment from each contractor providing materials, labor or services for the invoiced work and unconditional lien waivers for work previously performed and reimbursed out of funds disbursed to Borrower from the Capital Improvements Reserve Funds. Administrative Agent shall not be required to disburse Capital Improvements Reserve Funds more frequently than once each calendar month and all such disbursements shall be in increments of at least $50,000. In addition to any insurance required under the Loan Documents, Borrower shall provide or cause to be provided workmen's compensation insurance, builder's risk, and public liability insurance and other insurance to the extent required under Applicable Laws in connection with work paid for out of the Capital Improvements Reserve Account. All such policies shall be in form and amount and with insurers reasonably satisfactory to Administrative Agent.

Section 15.5 Reserve Funds and Security Accounts Generally.

(1) **Grant of Security Interest**. Borrower hereby grants a perfected first priority security interest in favor of Administrative Agent for the ratable benefit of the Lenders in each Reserve Fund and Security Account established by or for it hereunder and all financial assets and other property and sums at any time held, deposited or invested therein, and all security entitlements and investment property relating thereto, together with any interest or other earnings thereon, and all proceeds thereof, whether accounts, general intangibles, chattel paper, deposit accounts, instruments, documents or securities (collectively, "**Reserve Account Collateral**"), together with all rights of a secured party with respect thereto (even if no further documentation is requested by Administrative Agent or the Lenders or executed by Borrower).

(a) Borrower covenants and agrees:

(i) to do all acts that may be reasonably necessary to maintain, preserve and protect Reserve Account Collateral;

(ii) to pay promptly when due all material taxes, assessments, charges, encumbrances and liens now or hereafter imposed upon or affecting any Reserve Account Collateral;

(iii) to appear in and defend any action or proceeding which may materially and adversely affect Borrower's title to or Administrative Agent's interest in the Reserve Account Collateral;

(iv) following the creation of each Reserve Fund and Security Account established by or for Borrower and the initial funding thereof, other than to Administrative Agent pursuant to this Agreement or the Cash Management Agreement, not to transfer, assign, sell, surrender, encumber, mortgage, hypothecate, or otherwise dispose of any of the Reserve Account Collateral or rights or interests therein, and to keep the Reserve Account Collateral free of all levies and security interests or other liens or charges except the security interest in favor of Administrative Agent granted hereunder;

(v) to account fully for and promptly deliver to Administrative Agent, in the form received, all documents, chattel paper, instruments and agreements constituting the Reserve Account Collateral hereunder, endorsed to Administrative Agent or in blank, as requested by Administrative Agent, and accompanied by such powers as appropriate and until so delivered all such documents, instruments, agreements and proceeds shall be held by Borrower in trust for Administrative Agent, separate from all other property of Borrower; and

(vi) from time to time upon request by Administrative Agent, to furnish such further assurances of Borrower's title with respect to the Reserve Account Collateral, execute such written agreements, or do such other acts, all as may be reasonably necessary to effectuate the purposes of this agreement or as may be required by law, or in order to perfect or continue the first-priority lien and security interest of Administrative Agent in the Reserve Account Collateral.

(2) **Rights on Event of Default**. Upon the occurrence and during the continuance of an Event of Default, Administrative Agent, at its option, may withdraw the Reserve Funds and the other funds in the Security Accounts and apply such funds to the items for which the Reserve Funds were established or to payment of the Loans in such order, proportion and priority as Administrative Agent may determine in its sole and absolute discretion. Administrative Agent's right to withdraw and apply such funds shall be in addition to all other rights and remedies provided to Administrative Agent on behalf of the Lenders under the Loan Documents.

(3) **Prohibition Against Further Encumbrance**. Borrower shall not, without the prior consent of Administrative Agent, further pledge, assign or grant any security interest in the Reserve Funds or the Security Accounts or permit any Lien to attach thereto, or any levy to be made thereon, or any Uniform Commercial Code financing statements, except those naming Administrative Agent on behalf of the Lenders as the secured party, to be filed with respect thereto.

Section 15.6 Release of Reserve Funds. Any amount remaining in the Reserve Funds and the Security Accounts after the Loans have been paid in full shall be promptly returned to the Borrower.

Section 15.7 Controlled Accounts. Borrower hereby agrees with the Administrative Agent, as to any Controlled Account into which this Agreement requires Borrower to deposit funds, as follows:

(1) Establishment and Maintenance of the Controlled Account.

(a) Each Controlled Account (i) shall be established at, and a separate and identifiable account from all other funds held by, a Depository Bank and (ii) shall contain only funds required to be deposited pursuant to this Agreement or any other Loan Document. Any interest which may accrue on the amounts on deposit in a Controlled Account shall be added to and shall become part of the balance of such Controlled Account. Borrower, the Administrative Agent and the applicable Depository Bank shall enter into an agreement (a "**Controlled Account Agreement**"), substantially in the form of Exhibit G attached hereto (with such changes thereto as may be required by such Depository Bank and satisfactory to the Administrative Agent) which shall govern such Controlled Account and the rights, duties and obligations of each party to such Controlled Account Agreement.

(b) Each Controlled Account Agreement shall provide that (i) the Controlled Account shall be established in the name of the Administrative Agent, as agent for the Lenders, (ii) the Controlled Account shall be subject to the sole dominion, control and discretion of the Administrative Agent, and (iii) neither Borrower nor any other Person, including, without limitation, any Person claiming on behalf of or through Borrower, shall have any right or authority, whether express or implied, to make use of or withdraw, or cause the use or withdrawal of, any proceeds from the Controlled Account or any of the other proceeds deposited in the Controlled Account, except as expressly provided in this Agreement or in such Controlled Account Agreement.

(2) **Deposits to and Disbursements from the Controlled Account**. All deposits to and disbursements of all or any portion of the deposits to any Controlled Account shall be in accordance with this Agreement and the applicable Controlled Account Agreement. Borrower shall pay any and all fees charged by Depository Bank in connection with the maintenance of the Controlled Account required to be established by or for it hereunder, and the performance of the Depository Bank's duties.

(3) **Security Interest**.

(a) Borrower hereby grants a perfected first priority security interest in favor of the Administrative Agent for the ratable benefit of the Lenders in each Controlled Account established by or for it hereunder and all financial assets and other property and sums at any time held, deposited or invested therein, and all security entitlements and investment property relating thereto, together with any interest or other earnings thereon, and all proceeds thereof, whether accounts, general intangibles, chattel paper, deposit accounts, instruments, documents or securities (collectively, "**Controlled Account Collateral**"), together with all rights of a secured party with respect thereto to secure the Loans

(b) Borrower covenants and agrees:

(iii) to do all acts that may be reasonably necessary to maintain, preserve and protect the Controlled Account Collateral;

(iv) to pay promptly when due all material taxes, assessments, charges, encumbrances and liens now or hereafter imposed upon or affecting the Controlled Account Collateral;

(v) to appear in and defend any action or proceeding which may materially and adversely affect Borrower's title to or the Administrative Agent's interest in the Controlled Account Collateral;

(vi) following the creation of each Controlled Account established by or for Borrower and the initial funding thereof, other than to the Administrative Agent pursuant to this Agreement or a Controlled Account Agreement, not to transfer, assign, sell, surrender, encumber, mortgage, hypothecate, or otherwise dispose of any of the Controlled Account Collateral or rights or interests therein, and to keep the Controlled Account Collateral free of all levies and security interests or other liens or charges except the security interest in favor of the Administrative Agent granted hereunder;

(vii) to account fully for and promptly deliver to the Administrative Agent, in the form received, all documents, chattel paper, instruments and agreements constituting the Controlled Account Collateral hereunder, endorsed to the Administrative Agent or in blank, as requested by the Administrative Agent, and accompanied by such powers as appropriate and until so delivered all such documents, instruments, agreements and proceeds shall be held by Borrower in trust for the Administrative Agent, separate from all other property of Borrower; and

(viii) from time to time upon request by the Administrative Agent, to furnish such further assurances of Borrower's title with respect to the Controlled Account Collateral, execute such written agreements, or do such other acts, all as may be reasonably necessary to effectuate the purposes of this agreement or as may be required by Applicable Law, or in order to perfect or continue the first-priority lien and security interest of the Administrative Agent in the Controlled Account Collateral.

(c) All interest earned on any Controlled Account shall be retained in such Controlled Account. Borrower shall treat all interest earned on its Controlled Account as its income for federal income tax purposes.

(d) Upon the occurrence and during the continuation of an Event of Default, the Administrative Agent may (and, upon the instruction of the Major Lenders, shall):

(iii) without any advertisement or notice to or authorization from Borrower (all of which advertisements, notices and/or authorizations are hereby expressly waived), withdraw, sell or otherwise liquidate the funds deposited into any Controlled Account established by or for Borrower, and apply the proceeds thereof to the unpaid Obligations of Borrower in such order as the Administrative Agent may elect in its sole and absolute discretion, without liability for any loss, and Borrower hereby consents to any such withdrawal and application as a commercially reasonable disposition of such funds and agrees that such withdrawal shall not result in satisfaction of the Loans except to the extent the proceeds are applied to such sums;

(iv) without any advertisement or notice to or authorization from Borrower (all of which advertisements, notices and/or authorizations are hereby expressly waived), notify any account debtor on any Controlled Account Collateral pledged by Borrower pursuant hereto to make payment directly to the Administrative Agent;

(v) foreclose upon all or any portion of the Controlled Account Collateral pledged by Borrower or otherwise enforce the Administrative Agent's security interest in any manner permitted by Applicable Law or provided for in this Agreement;

(vi) sell or otherwise dispose of all or any portion of the Controlled Account Collateral pledged by Borrower at one or more public or private sales, whether or not such Controlled Account Collateral is present at the place of sale, for cash or credit or future delivery, on such terms and in such manner as the Administrative Agent may determine;

(vii) recover from Borrower all costs and expenses, including, without limitation, reasonable attorneys' fees, incurred or paid by the Administrative Agent in exercising any right, power or remedy provided by this subsection (vii); and

(viii) exercise any other right or remedy available to the Administrative Agent or the Lenders under Applicable Law or in equity.

ARTICLE 16

CO-BORROWER WAIVERS AND PROVISIONS

Section 16.1 Definitions. As used in this Article 16, the term "Individual Borrower" means each of 3161, PS2 and PS5, each in its individual capacity as a Borrower hereunder, and the term "Other Borrower" has the following meanings: (a) in relation to 3161, "Other Borrower" means PS2 and PS5; (b) in relation to PS2, "Other Borrower" means 3161 and PS5; and (c) in relation to PS5, "Other Borrower" means 3161 and PS2. As used in this Article 16, the term "Other Borrower Obligation" means each obligation under this Loan Agreement and the other Loan Documents which is required to be performed by any Other Borrower.

Section 16.2 Rights of The Administrative Agent. Insofar as any Other Borrower Obligation represents an obligation of any Other Borrower (but not insofar as it represents an obligation of the applicable Individual Borrower) and without limiting any other rights or remedies of the Administrative Agent or any Lender on account of the obligations of such Individual Borrower under this Agreement or the other Loan Documents or any security encumbered by such Individual Borrower for any such obligations, each Individual Borrower authorizes the Administrative Agent to perform any or all of the following acts at any time in its sole and absolute discretion, all without notice to such Individual Borrower and without affecting Administrative Agent's rights or such Individual Borrower's obligations under this Loan Agreement or the other Loan Documents or any security encumbered by such Individual Borrower for any such obligations:

(1) The Administrative Agent may alter any terms of such Other Borrower Obligation or any part of it, including renewing, compromising, extending or accelerating, or otherwise changing the time for payment of, or increasing or decreasing the rate of interest on, such Other Borrower Obligation or any part of it.

(2) The Administrative Agent may take and hold security for such Other Borrower Obligation, accept additional or substituted security therefor, and subordinate, exchange, enforce, waive, release, compromise, fail to perfect and sell or otherwise dispose of any such security.

(3) The Administrative Agent may direct the order and manner of any sale of all or any part of any security now or later to be held for such Other Borrower Obligation, and the Administrative Agent may also bid at any such sale.

(4) Except as expressly provided in this Agreement or the other Loan Documents, the Administrative Agent may apply any payments or recoveries from any Other Borrower, such Individual Borrower or any other source, and any proceeds of any security, to the obligations of such Individual Borrower under this Agreement and the other Loan Documents and to any Other Borrower Obligation in such manner, order and priority as the Administrative Agent may elect.

(5) The Administrative Agent may release any Other Borrower of its liability for all or any portion of any Other Borrower Obligation.

(6) The Administrative Agent may substitute, add or release any one or more guarantors or endorsers for any Other Borrower Obligation.

(7) The Administrative Agent may extend other credit to any Other Borrower, and may take and hold security for the credit so extended.

           Section 16.3 <u>Waivers of Defenses</u>. Insofar as any Other Borrower Obligation represents an obligation of any Other Borrower (but not insofar as it represents an obligation of the applicable Individual Borrower) and without limiting any other rights or remedies of the Administrative Agent or any Lender on account of the obligations of such Individual Borrower under this Agreement or the other Loan Documents or any security encumbered by such Individual Borrower for any such obligations, each Individual Borrower waives:

(1) Any right it may have to require the Administrative Agent to proceed against any Other Borrower, proceed against or exhaust any security held from any Other Borrower, or pursue any other remedy in the Administrative Agent's power to pursue;

(2) Any defense based on any claim that any obligations of such Individual Borrower under this Agreement or the other Loan Documents exceed or are more burdensome that those of any Other Borrower;

(3) Any defense based on: (a) any legal disability of any Other Borrower; (b) any release, discharge, modification, impairment or limitation of the liability of any Other Borrower to the Administrative Agent from any cause, whether consented to by the Administrative Agent or arising by operation of law or from any bankruptcy or other voluntary or involuntary proceeding, in or out of court, for the adjustment of debtor-creditor relationships ("<u>Insolvency Proceeding</u>") and (c) any rejection or disaffirmance, of any Other Borrower Obligation, or any part of it, or any security held for it, in any such Insolvency Proceeding;

(4) Any defense based on any action taken or omitted by the Administrative Agent or any Lender in any Insolvency Proceeding involving any Other Borrower, including any election to have the Administrative Agent's or any Lender's claim allowed as being secured, partially secured or unsecured, any extension of credit by the Administrative Agent or any Lender to any Other Borrower in any Insolvency Proceeding and the taking and holding by the Administrative Agent or any Lender of any security for any such extension of credit;

(5) Except for notices expressly provided for under this Agreement or the other Loan Documents, all presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor, notices of acceptance of this Agreement or any of the other Loan Documents, and of the existence, creation, or incurring of new or additional indebtedness, and demands and notices of every kind;

(6) Any defense based on or arising out of any action of the Administrative Agent described in Section 16.2 above.

        Section 16.4 Waivers of Subrogation and Other Rights and Defenses. Insofar as any Other Borrower Obligation represents an obligation of any Other Borrower (but not insofar as it represents an obligation of the applicable Individual Borrower) and without limiting any other rights or remedies of the Administrative Agent or any Lender on account of the obligations of such Individual Borrower under this Agreement or the other Loan Documents or any security encumbered by such Individual Borrower for any such obligations, each Individual Borrower agrees as follows:

(1) Upon a default by any Other Borrower, the Administrative Agent in its sole and absolute discretion, without prior notice to or consent of Individual Borrower (except for notices that are expressly required pursuant to this Agreement and the other Loan Documents), may elect to: (a) foreclose either judicially or nonjudicially against any real or person property security it may hold for any Other Borrower Obligation, (b) accept a transfer of any such security in lieu of foreclosure, (c) compromise or adjust any Other Borrower Obligation or any part thereof or make any other accommodation with any Other Borrower, or (d) exercise any other remedy against any Other Borrower or any security. No such action by the Administrative Agent shall release or limit the liability of any Individual Borrower, who shall remain liable for its obligations under this Agreement and the other Loan Documents after the action, even if the affect of the action is to deprive such Individual Borrower of any subrogation rights, rights of indemnity, or other rights to collect reimbursement from any Other Borrower for any sums paid to or collected by the Administrative Agent from such Individual Borrower, whether contractual or arising by operation of law or otherwise. Such Individual Borrower expressly agrees that under no circumstances shall it be deemed to have any right, title, interest or claim in or to any real or personal property held by the Administrative Agent or any third party after any foreclosure or transfer in lieu of foreclosure of any security for any Other Borrower Obligation.

(2) Regardless of whether Individual Borrower may have made any payments to the Administrative Agent or any Lender, Individual Borrower hereby waives (except as may be set forth in that certain Contribution Agreement, dated as of the date hereof, entered into among 3161, PS2 and PS5): (a) all rights of subrogation, indemnification, contribution and any other rights to collect reimbursement from any Other Borrower or any other party for any sums paid to the Administrative Agent or any Lender, whether contractual or arising by operation of law (including, without limitation, under Sections 2847 or 2848 of the California Civil code, under any provisions of the United States Bankruptcy Code, or any successor or similar statutes) or otherwise, (b) all rights to enforce any remedy that the Administrative Agent or any Lender may have against any Other Borrower, and (c) all rights to participate in any security now or later to be held by the Administrative Agent for any Other Borrower Obligation. Such Individual Borrower further agrees that, to the extent the waiver or agreement to withhold the exercise of its

rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void of voidable for any reason, any rights of subrogation, reimbursement, contribution and indemnification such Individual Borrower may have against any Other Borrower of against any collateral or security, shall be junior and subordinate to any rights that the Administrative Agent or any Lender may have against each Other Borrower, and to all right, title and interest the Administrative Agent may have in any such collateral or security. If any amount shall be paid to such Individual Borrower on account of any such subrogation, reimbursement, contribution or indemnification rights at any time when all Other Borrower Obligations have not been paid in full indefeasibly and irrevocably, such amount shall be held in trust for the Administrative Agent for the benefit of the Lenders and shall forthwith be paid over to the Administrative Agent to be credited and applied against the Other Borrower Obligations, whether matured or unmatured, in accordance with the terms of this Agreement and the other Loan Documents. The waivers given in this Section 16.4(2) shall be effective until all Other Borrower Obligation have indefeasibly and irrevocably been paid and performed in full.

(3) Individual Borrowers waives any rights and defenses that are or may become available to Individual Borrower by reason of Sections 2878 to 2855, inclusive, of the California Civil Code.

(4) Individual Borrower waives all rights and defenses that Individual Borrower may have because the Other Borrower Obligations are secured by real property; this means, among other things:

(a) The Administrative Agent and the Lenders may collect from such Individual Borrower without first foreclosing on any real or personal property collateral pledged by any Other Borrower; and

(b) If the Administrative Agent or the Lenders foreclose on any real property collateral pledged by any Other Borrower:

(iii) The amount of the obligations for which such Individual Borrower is liable or for which its property is security may be reduced only by the price for which that real property collateral pledged by such Other Borrower is sold at the foreclosure sale, even if the collateral is worth more than the sale price; and

(iv) The Administrative Agent and the Lenders may collect from such Individual Borrower even if the Administrative Agent, by foreclosing on the real property collateral pledged by such Other Borrower, has destroyed any right such Individual Borrower may have to collect from any Other Borrower.

(v) This is an unconditional and irrevocable waiver of any rights and defenses such Individual Borrower may have because the Other Borrower Obligations are secured by real property. These rights and defenses include, but are not limited to, any rights or defenses based upon Section 580a, 580b, 580d, or 726 of the California Code of Civil Procedure. Such Individual Borrower specifically waives any right to a fair value hearing, and any and all other rights it may have under Section 580a of the California Code of Civil Procedure.

(5) Such Individual Borrower waives all rights and defenses arising out of an election of remedies by the Administrative Agent and the Lenders, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for the Other Borrower Obligations, has destroyed such Individual Borrower's rights of subrogation and reimbursement against the principal by the operation of Section 580d of the California Code of Civil Procedure or otherwise.

(6) Such Individual Borrower waives all rights and defenses which might otherwise be available to such Individual Borrower under any guarantor, suretyship or other defenses under any law of the State of California, including, without limitation, California Civil Code Sections 2787 to 2855, inclusive, 2899 and 3433, and California Code of Civil Procedure Section 359.5.

Section 16.5 <u>Revival and Reinstatement</u>. Insofar as any Other Borrower Obligation represents an obligation of any Other Borrower (but not insofar as it represents an obligation of the applicable Individual Borrower) and without limiting any other rights or remedies of the Administrative Agent or any Lender on account of the obligations of such Individual Borrower under this Agreement or the other Loan Documents, if the Administrative Agent is required to pay, return or restore to any Other Borrower or any other person any amounts previously paid on the Other Borrower Obligation because of any Insolvency Proceeding of any Other Borrower, any stop notice or any other reason, the obligations of each Individual Borrower shall be reinstated and reviewed and the rights of the Administrative Agent shall continue with regard to such amounts, all as though they had never been paid.

Section 16.6 <u>Borrower's Financial Condition</u>. Each Individual Borrower assumes full responsibility for keeping informed of each Other Borrower's financial condition and business operations and all other circumstances affecting such Other Borrower's ability to pay and perform is obligations to the Administrative Agent and the Lenders, and agrees that neither the Administrative Agent nor any Lender shall have any duty to disclose to such Individual Borrower any information which the Administrative Agent or any Lender may receive about such Other Borrower's financial condition, business operations, or any other circumstances bearing on its ability to perform.

[**Signature Pages Follow**]

EXECUTED as of the date first written above.

LENDER: EUROHYPO AG, NEW YORK BRANCH

By: _____
      Name: _____

      Title: _____

By: _____
      Name: _____

      Title: _____

Address for Notices to Eurohypo AG, New York Branch:
Eurohypo AG, New York Branch
1114 Avenue of the Americas, 29th Floor
New York, New York 10036
Attention: Legal Director
Telecopier No.: 866-267-7680

With copies to:

Eurohypo AG, New York Branch
1114 Avenue of the Americas, 29th Floor
New York, New York 10036
Attention: Head of Portfolio Operations
Telecopier No.: 866-267-7680

                                                                    - and -

Morrison & Foerster llp
555 West Fifth Street, Suite 3500
Los Angeles, California 90013
Attention: Thomas R. Fileti, Esq.
Telecopier No.: (213) 892-5454

[Complete for each other Lender.]